UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1. Corporate Responsibility Report 2016

November 8, 2017

Corporate Responsibility Report 2016 –  Nahal Ashalim Incident

We hereby put forth our Annual Sustainability Report for the year 2016.

Just prior to closing the report, on June 30, 2017, a significant environmental incident occurred in ICL Rotem, an ICL subsidiary located in Israel's Negev region, in which approximately 100,000 cubic meters of phosphogypsum water were released to the surrounding environment, causing damage along the Nahal Ashalim – a dry riverbed. The Company took immediate action to stop the flow out of the breached accumulation pool, in full coordination with the Israeli Ministry of Environmental Protection and the Israel Nature and Parks Authority. Since then, the Company has been working closely with the authorities to reduce the environmental impacts of the incident. ICL is committed to continue the coordinated efforts to reduce environmental impacts, as well as cover for such costs, and to operate in full compliance with Israel's regulatory authorities, as it always did.

While this incident may seem to be in contrast with our commitment towards sustainability, we ask our stakeholders to allow us to prove that this commitment is as strong as ever. We will spare no effort in healing the Nahal Ashalim area, while continuing to cooperate with the authorities and communicate transparently with our stakeholders.

Since the incident took place during 2017, it is out of the defined scope of the current Annual Sustainability Report. It will be addressed in our 2017 Report. Updates will be provided in the Company's ongoing disclosure statements.

For more information and recent updates from ICL and the Israel Nature and Park Authority, please visit our website and follow relevant press releases at:
http://www.icl-group.com/news-events/news-events/press-releases-2017/
The Israel Nature and Park Authority published a review (in Hebrew) of the conditions on the ground and activities conducted with the support of ICL Rotem:
http://www.parks.org.il/ParksAndReserves/enPrat/Documents/ashalim.pdf

Tzachi Isaac Mor Global ERM & Sustainability

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444
www-icl-group.com

AICL
Where needs take us

ICL Corporate Responsibility Report 2016

LETTER fRoM ICL’S SuSTaInabILITy offICER   The process of preparing and presenting ICL’s annual Sustainability Reports provides the organization, and myself in particular, with the opportunity to reflect on the progress we’re making, in relation to global and market   driven trends in our field. Indeed, much progress has  been   made:    Our overall energy consumption and air emission are   continuing a trend of steady reduction.    ICL’s multi-year efforts to measure and manage our carbon footprint have won us recognition in the form of an A- with the CDP.    The strategic emphasis on Sustainable Development Goals (“SDGs”), which began in 2015 following their introduction in preparation for the 21st summit of the United Nations Convention on Climate Change   and Paris Agreements, is now focused on the primary goals of: ending hunger and achieving food security (SDG 2), access to clean energy (SDG 7), combating climate change (SDG 13) , ensuring sustainable consumption and production patterns (SDG 12) and promoting sustainable economic growth (SDG 8).    ICL is strengthening its emphasis on environmental health and safety. Recently, we appointed a global EHS VP to ensure that corporate wide best practices are implemented throughout our work sites.   But not all efforts meet immediate success or follow a simple improvement trajectory. Although the current report focuses on performance and events until   2016’s year end, we must mention a significant event in ICL Rotem plant in Israel where on June 30 a pond holding processed gypsum solution was breached, resulting in an unintended release of effluent to the surrounding area, including a downstream nature reserve. From the onset, ICL has  been working extensively in coordination with the authorities both to mitigate the damage and investigate the event. Despite this event, ICL has demonstrated its long- term commitment - and is using its global presence and vertical integration - to meet humanity’s key challenges, making its needs and goals our business.   As with past reports, this year’s Sustainability Report is, above all, an offering for discussion and engagement with our stakeholders, to ensure we stay true to the journey on which ICL has embarked: “Where Needs Take Us”.     Mr. Tzachi Isaac Mor, ICL Global ERM & Sustainab
ICL Global ERM & Sustainab
ICL Corporate Responsibility Report
Tzachi.Mor@icl-group.com

LEaRn MoRE

abouT ICL’S CR RELaTEd aCTIVITES
We invite you to review our 2016 CSR Report. As our objective is to provide you with the means to locate the information most relevant to you, we have published specific information on a dedicated website which allows for an in-depth look at aspects that are mentioned in this report, and the ability to ‘zoom in’ on relevant issues. We have also integrated videos which are available by either scanning a QR code or by clicking on the link (if reading online). Please download a free QR code reader in order to scan the QR codes appearing throughout this report.

For ICL’s website where you can find a wealth of information about the company, including corporate responsibility reports from previous years, scan the QR code or press the QR code.
LEGEnd
Scan to see.	PDF	Assurance*

* Relevant information regarding the scope of the limited assurance performed in regard to the specified parts is detailed throughout the report. All relevant marks should be reviewed according to the Limited Assurance report on pages 5-7 in this report.
1 ICL Corporate Responsibility

Somekh Chaikin   KPMG Millennium Tower   17 Ha’arba’a Street, PO Box 609   Tel Aviv 61006, Israel   +972 3 684 8000   19 October 2017  Somekh Chaikin   KPMG Millennium Tower   17 Ha’arba’a Street, PO Box 609   Tel Aviv 61006, Israel   +972 3 684 8000  Independent Limited assurance Report to the users/ readers of Israel Chemicals Ltd. 2016 Corporate Responsibility Report   We were engaged by the management of Israel Chemicals Ltd. (further referred to as “ICL”) to provide limited assurance on the specified parts as mentioned in the table below (further referred to as “Specified parts”), marked1 with          in the report, regarding the information presented on ICL’s 2016 Corporate Responsibility Report for the year ended 31 December 2016 (further referred to as “The Report”).   Management is responsible for A. the preparation and the presentation of the report in accordance with the Sustainability Reporting Guidelines (G4) of the Global Reporting Initiative (GRI) as described in pages 147-157 of the Report, and the information and assertions contained within it B. for determining ICL’s objectives in respect of sustainable development performance and reporting, including the identification of stakeholders and material issues for reporting C. for establishing and maintaining appropriate performance management and internal control systems from which the information is derived,   to be free from omissions and material misstatements   whether due to fraud or error.   Our responsibility is to provide a limited assurance engagement and to express a conclusion based on the work performed. We conducted our engagement  in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information and (ISAE) 3410, Assurance on Greenhouse Gas Statements, issued by the International Auditing and Assurance Standards Board. These Standards requires that we comply with applicable ethical  requirements, including independence requirements, and that we plan and perform the engagement to obtain limited assurance about whether the Report is free from material misstatement.   A limited assurance engagement, regarding data and information in the specified parts on the corporate responsibility report, consists of making interviews and inquiries, primarily of persons responsible for the preparation of information presented in the report, and applying analytical and other evidence gathering   procedures, as appropriate. These procedures included: Examination of the specified parts in the report, for the purpose of performing a limited assurance, based   on public information sources, knowledge of ICL business and other comparative information of similar organizations.   Inquiries of management to gain an understanding of ICL processes for determining the material issues for ICL key stakeholder groups.   Inquiries of management to gain an understanding regarding the specified parts.   Interviews with senior management and relevant   staff at group level and selected business unit level   Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative (“KPMG International”), a Swiss entity. 1      The mark included as part of a given paragraph, refers to the information and/or data included in the relevant sentence only.   G4-32, G4-33 ICL Corporate Responsibility Report 1

concerning corporate responsibility strategy and policies for specified parts, and the implementation of these across the business.   Interviews with relevant staff at corporate and business unit level responsible for providing the information in the Report.   Visits to ICL’s North America sites (Lawrence site and Carondelet site), on the basis of a risk analysis including the consideration of both quantitative and qualitative criteria regarding the specified parts.   Visits and communication with the company sites located in Israel, and the Company Tel Aviv headquarters on the basis of a risk analysis including the consideration of both quantitative and qualitative criteria regarding the specified parts.   Comparing the information regarding the specified parts presented in the Report to corresponding information in the relevant underlying sources to determine whether all the relevant information contained in such underlying sources has been included in the report.   Where relevant, conducting interviews regarding the calculation, aggregation and methods used to collect and report the specified parts in the report.   Reading the information presented in the Report to determine whether it is in line with our overall knowledge of, and experience with, the corporate responsibility performance of ICL group.   Limited assurance is less than absolute assurance and reasonable assurance. A limited assurance engagement is substantially less in scope that a reasonable assurance engagement in relation to both the risk assessment procedures, including an understanding of internal   control, and the evidence-gathering procedures performed in response to the assessed risks, which vary   in nature from and are substantially less in scope than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.   We believe that the procedures we have performed and the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.  Conclusion   Based on the limited assurance procedures performed and the evidence we have obtained, described in this report, nothing has come to our attention to indicate that the specified parts as mentioned in the table below, in ICL’s 2016 Corporate Responsibility Report are not   presented, in all material respects, in accordance with the   GRI-G4 and ICL’s reporting criteria.   Our limited assurance report is made solely to ICL in accordance with the terms of our engagement. Our work has been undertaken so that we might state to ICL those specified parts we have been engaged to state in this limited assurance report and for no other purpose or in any other context. We do not accept or assume responsibility to anyone other than ICL for our work, for this limited assurance report, or for the conclusions we have reached.   Somekh Chaikin   Certified Public Accountants   Tel Aviv, Israel   08 November 2017 G4-32, G4-33 Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative (“KPMG International”), a Swiss entity. 1 ICL Corporate Responsibility

Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative (“KPMG International”), a Swiss entity. G4-32, G4-33 Subject Pages Percentage of sales by geographical location of assets 20 Material Issues2 30 Corporate Responsibility- Policy of involvement and investment in society and the community 34 Board Composition 37 Code of Ethics- Core Values 38 Gift & Entertainment Policy 39 ICL’s Selected financial information 46 ICL’s 2016 Total Environmental Protection Spending 51 ICL Dead Sea’s 2016 Royalties Paid 55 ICL UK Cleveland Potash’s (CPL) 2016 Royalties Paid 60 ICL Rotem’s 2016 Royalties Paid 62 ICL YPH JV’s 2016 Royalties Paid 66 ICL’s R&D expenses 75 ICL’s Carbon Disclosure Project disclosure scores and performance bands 86 ICL America’s 2016 total direct energy consumption3 109 ICL America’s 2016 total indirect energy consumption3 109 ICL America’s 2016 total natural gas consumption3 110 ICL America’s 2016 Scope 2 market based GHG Emissions3 113 ICL America’s 2016 total potable water consumption3 118 ICL America’s 2016 total wastewater discharged3 120 ICL America’s 2016 total non-hazardous waste3 121 2016 Geographic Breakdown of Employees 126 Security Policy 140 2 Material issues assurance included relevant 2016 total charitable contribution 142 steps performed by the company in its material assessment, as described in the report, only. 3 Limited Assurance procedures performed in regad to ICL America‘s Lawrence and Carondelet sites data only. ICL Corporate Responsibility Report 2016 7

3      Limited Assurance procedures performed in regad to ICL America‘s Lawrence and Carondelet sites data only.
Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative (“KPMG International”), a Swiss entity.
ICL Corporate Responsibility Report 2016 7

 ConTEnTS 10 12 32 A Message from ICL’s Chairman and Acting CEO ICL Corporate Overview Governance & Economic Responsibility about ICL 14 ICL at a Glance 15 Essential Minerals Segment 18 Specialty Solutions Segment 19 Our Global Presence 20 Goals, Performance & Next Steps Forward 22 Where Needs Take Us 28 Material Issues 30 Corporate Governance 33 Corporate Responsibility 34 Risk Management & the Precautionary Principle 35 Board of Directors 36 organizational & business Culture 38 Conducting Business Fairly 39 Professional & Industry Related Involvement 43 Voluntary External Standards 43 Transparency & Stakeholders dialogue 44 Economic Responsibility 46 Selected Financial Information 46 ICL’s Impact on State Economics 48 10 ICL Corporate Responsibility Report 2016

50          124
146

Environmental Responsibility  Environmental Responsibility   51 Sustainability Throughout our Products’ Lifecycle   52 Stage 1: Raw Materials & Materials Extraction   54 Stage 2: Product Development   74 Stage 3: Production & Operations   84 Stage 4: Logistics & Distribution   90 Stage 5: Product Use & End of Product Life   94 Environmental Performance   108 Energy Consumption   109 GHG & Climate Change   112 Air Quality   114 Water Consumption   118 Wastewater & Waste   120 Social Responsibility  Social Responsibility   125 fair & Responsible Employment   126 Empowering Our Employees   128 Enhancing Performance & Human Resource Development   130 Promoting New Skills   131 Hiring the Best   132 Protection of Human Rights   133 occupational Health & Safety   134 Maintaining a Safe & Healthy Work Environment   134 Working Safely   137 Changing Safety Culture   138 Security   140 Engaging Communities   142 Israel   143 Americas   144 Europe   144 About the Report GRI G4 Content Index
ICL Corporate Responsibility Report 2016 9

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

A MESSAGE FROM ICL'S CHAIRMAN AND ACTING CEO



Mr. Asher Grinbaum
Acting CEO



Mr. Johanan Locker
Chairman of the Board

We are uniquely positioned to harness our numerous strengths – our deep knowledge and experience, broad global resources and culture of excellence and innovation – to positively impact the urgent challenges facing humanity in the 21st century.

G4-1

We are delighted to present to you with ICL's Sustainability Report for 2016. This is our latest report in an annual effort over the past decade to foster a dialogue with you, our stakeholders, by providing you with continuous and transparent information about the company's efforts in the area of sustainability.

There are many dimensions to ICL's global activities - economic, social and environmental – that our company must successfully navigate. This challenge is the essence of sustainability at ICL. While we have encountered numerous challenges in the fertilizers and chemical industry over the past several years, we have remained dedicated to continuously improving our efforts in the area of sustainability. Persevering in this endeavor is neither easy nor obvious: every sustainability program requires meticulous planning, examination, allocation of resources and attention to excellence in its execution. Though we may sometimes fall short of the bar that we have set for ourselves, our commitment to constantly improve remains unchanged - and even grows stronger from one challenge to the next.

During the past year, much of the global discourse in the economic, societal and political arenas focused on issues that remain at the core of our company's activities. For example, one of the year's major topics of discussion was how to reduce - and even eradicate - global hunger. ICL's production and sale of 12 million tons of potassium and phosphorus fertilizers during the year represents our company's real contribution to addressing this global problem. But we do much more: ICL maintains programs

10 ICL Corporate Responsibility Report 2016

a MESSaGE    fRoM ICL’S CHaIRMan and aCTInG CEo   to instruct thousands of farmers throughout the world on the efficient and responsible use of the earth’s precious resources. As part of this effort, we recently founded   the Center for Fertilization and Plant Nutrition (CFPN) to provide instruction, engage in research and disseminate knowledge in this area. In parallel to working with our customers, ICL is also adopting a variety of innovative technologies at its production facilities which will enhance the efficiency of ICL’s own use of energy resources, reduce its dependency on fossil fuels and lessen its contribution   to climate change. In addition to these efforts, ICL’s innovation efforts are being directed toward developing products that will facilitate clean industry. For example, we recently launched a series of products to help our customers reduce air pollution and treat their water resources.    The expansion of ICL’s sustainability activities over the past decade, together with our efforts to highlight the global economic, environmental and societal risks and challenges related to this area, have convinced us that we must continuously strive to reduce our company’s negative impact on the environment, as well as preserve   and restore natural resources. It has  also made us realize that ICL is uniquely positioned to develop and promote products and services that contribute to a healthier society and environment. We are uniquely positioned to harness our numerous strengths – our deep knowledge and experience, broad global resources and culture of   excellence and innovation – to positively impact the urgent   While this Report only includes data and events that occurred during 2016, we believe it is important to relate here to the phosphogypsum water leak that occurred at the Rotem Amfert Negev plant in Israel’s Negev Desert   in 2017, prior to the publication of the Report. Since this event occurred, ICL has emphasized its abiding commitment to take all steps required to restore the area that was impacted by the leak. We have worked tirelessly, and in full cooperation with the authorities, to minimize the harm that resulted from the leak into the Ashalim stream. Among the actions we have taken have included pumping out and treating the residues of the phosphogypsum from cisterns, even in locations which are difficult to access, and deploying infrastructure to discharge fresh water to sustain wildlife and acacia trees in the vicinity of the streambed. Actions to restore the stream continue to progress, and we will elaborate on them in our next  sustainability report for 2017.    We invest considerable effort and resources to produce this comprehensive report on our global sustainability activities in the hope that you will gain a better and more complete understanding of ICL’s commitment to our planet, to the communities in which we operate and to our stakeholders. Pleasant reading!  G4-1   challenges facing humanity in the 21st century. Mr. asher Grinbaum   Acting CEO Mr. Johanan Locker Chairman of the Board Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report About the Report  ICL Corporate Responsibility Report 2016 11

Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report

Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report ouR VISIon: HaRnESS ICL’S GLobaL aSSETS,KnoWLEdGE and CaPabILITIES To dEVELoP InnoVaTIVE SoLuTIonS THaT addRESS THE ESSEnTIaL, EVoLVInG nEEdS of SoCIETy.

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ABOUT ICL

ICL, a global manufacturer of products based on unique minerals, fulfills humanity's essential needs, primarily in three markets: agriculture, food and engineered materials.

The experience, knowledge and professionalism derived from establishing Israel's potash industry over a period of 80 years of intensive activity and major investment in R&D, have transformed ICL into a world leader in specialty fertilizers, bromine and flame retardants. ICL produces approximately a third of the world's bromine, and is the world's sixth largest potash producer, as well as one of its leading providers of pure phosphoric acid.

ICL has implemented a significant change in its organizational worldview by broadening its focus beyond developing quality products to identifying and addressing the vital and evolving needs of humanity –dealing with tomorrow's needs by developing creative solutions that lead to real change today.

For example, the agricultural products that ICL produces help to feed the world's growing population. Millions of people in more than 180 countries benefit from healthier, better quality and more available food thanks to fertilizers produced by ICL. Our food additives enable people to have greater access to more varied and higher quality food. Our potash and phosphate products are essential components for the pharma industry. Our bromine-based materials and phosphates contribute to a more energy efficient and environmentally friendly planet, prevent the spread of forest fires and allow the safe and widespread use of a variety of products and materials.

ICL's operations are global and are supported by worldwide distribution and supply chains. Our mining and production sites are located in Israel, Europe, North and South America and China. ICL employs approximately 13,400 persons worldwide, of which approximately 4,700 work in Israel.

Understanding that our success depends on our ability to develop products that are efficient, highly safe and bear a low ecological footprint, we strictly adhere to principles of sustainability. This is an essential element of our organizational culture. Every year, we invest major resources to develop technological solutions for our three markets which take into account public health as well as the environment, air quality, water resources and the land. In addition, as part of our responsibility for the communities in which we operate, ICL's plants are fully integrated into the economic and social fabric of the cities in which they are located.

ICL, Israel Chemicals Ltd., is a public company whose shares are dual-listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). Shareholders include the Israel Corp. (approx. 46%), PotashCorp. (approx. 14%) and institutions and the public (approx. 40%).

ICL Overview - Fulfilling Essential Needs

G4-3, G4-7, G4-9

14 ICL Corporate Responsibility Report 2016

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ICL AT A GLANCE


RESOURCES
Dead Sea
UK/ Spain Mines
Negev Desert
Opportunities
MINERALS ASSETS
Potassium K 39.10 19
Phosphorus P 30.97 15
Bromine Br 79.90 35
Magnesium Mg 24.31 12
SEGMENTS
Essential Minerals
Specialty Solutions
EXPERTISE
R&D
Chemistry
Formulation
Mining
MARKETS
Agriculture
Food
Engineered Materials

G4-4, G4-12

Potassium K 39.10 19

Potash (potassium chloride) is one of the three major nutrients required for plant growth. It is vital for the physiological processes of plant growth, and improves the durability of the produce it fertilizes, helping agricultural products survive storage and transportation and prolonging their shelf life. There are currently no artificial substitutes for potassium.

Phosphorus P 30.97 15

Phosphorus is derived from phosphate rock, phosphate is one of the three major nutrients required for plant growth. Phosphorus directly contributes to a wide range of physiological processes in a plant and accelerates the growth rate of crops. There are currently no artificial substitutes for Phosphorus.

Bromine Br 79.90 35

Bromine is a member of the halogen family, and is known for its diverse uses in many industries. Bromine is rarer than about 75% of elements in the Earth's crust and is found in seawater and underground brine deposits. Due to its high concentration of salt, the Dead Sea is a major source of the world's Bromine.

Magnesium Mg 24.31 12

Magnesium is the eighth most abundant element in the earth's crust and plays an important role in plant and animal life.

ICL Corporate Responsibility Report 2016 15

PRODUCTION LOGISTICS AND  (MILLION TONNES) DISTRIBUTION POTASH PHOSPHATE OVER 30 COUNTRIES ROCK PRODUCTION SITES 54 IN 15 COUNTRIES 5.3 5.7 SALES PHOSPHATE BROMINE FERTILIZERS $5.4B TRADED IN BOTH: 23 GROUPS OF PATENTS 2.3 0.2 TASE (FOR ICL SPECIALTY FERTILIZERS) and NYSE *___ 16 ICL Corporate Responsibility Report 2016 Letter from the  Corporate Governance & (QYLURQPHQWDO_ Social About Chairman and CEO Overview (FRQRPLF_5HVSRQVLELOLW\ Responsibility Responsibility the Report

Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report SPECIaLTy SoLuTIonS SEGMEnT The Specialty Solutions segment includes three business units: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment concentrates on achieving growth through a highly- tailored customer focus, product innovation and commercial excellence.   ICL Industrial Products (ICL-IP)  ICL Industrial Products manufactures and markets a broad range of industrial chemicals based on bromine, magnesia, phosphorus, chlorine and salts. ICL-IP’s products are life- saving components that reduce the mercury emissions of coal-burning power stations, enhance the safety of deep-water oil and gas drilling operations, and minimize the fire hazard associated with consumer electronics, automobiles, furniture, insulation, and other widely-used products.  In addition, the pharmaceutical industry uses bromine as an intermediary in the manufacture of drugs for the treatment of cancer, epilepsy, heart disease and other life-threatening conditions. ICL-IP is also one of the world’s largest flame retardant providers and the industry’s leading bromine company.    ICL Advanced Additives  ICL Advanced Additives primarily produces a broad range of acids, specialty phosphates and specialty minerals. The business unit purifies phosphoric acid manufactured by ICL Phosphate and manufactures thermal phosphoric acid. These products are used in a broad range of industries including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, de-icing, nutrition, pharma, specialty steel, fuel additives and rubber. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid.These acids are used to manufacture downstream products with high added value – phosphate salts and acids – which are, in turn,are used by the various industries mentioned above. The product line of ICL Advanced Additives is further comprised of processed magnesium products used in the paper industry, cleaning materials, as well as oil additives, catalysts and stabilizers. ICL Food Specialties  ICL Food Specialties is a leader in creative food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods food markets. In addition, the business unit produces milk and whey proteins for the food ingredient industry. The business unit’s main production facilities are located in Austria and Germany, which primarily process phosphates, proteins used in the dairy industry and spices. The business unit runs several local blending facilities in Australia, Brazil, China, Germany, the UK and the USA, which enable ICL to create ‘customer specific’ solutions that meet the requirements of local markets.

Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report ESSEnTIaL MInERaLS  SEGMEnT G4-DMA, G4-4, G4-8 ICL is a global enterprise which operates mainly in the fields of fertilizers and specialty chemicals. As of May 2016, the Company operates through two segments: Essential Minerals and Specialty Solutions.  The essential Minerals segment includes ICL Potash & Magnesium, ICL Specialty Fertilizers and ICL Phosphate business units.   ICL Potash & Magnesium  ICL Potash & Magnesium extracts potash and salt from the Dead Sea, mines and produces potash and salt from subterranean mines in Spain and the UK, and mines and produces polysulphate from a subterranean mine located in the UK. ICL Potash & Magnesium processes potash into different types of products that are marketed globally. It is one of the world’s largest producers of bromine, responsible for approximately a third of global production. ICL Potash & Magnesium also produces metal magnesium and markets mostly pure magnesium and magnesium alloys.   ICL Specialty Fertilizers  ICL Specialty Fertilizers manufactures compound fertilizers in Belgium and the Netherlands, liquid fertilizers and soluble fertilizers in Israel and Spain, and slow-release fertilizers and controlled-release fertilizers in the Netherlands and the USA. ICL Specialty Fertilizers markets its products worldwide, but predominantly in Europe, Israel and North America. ICL Phosphate  ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province, China. In 2016, 74% of the phosphate rock produced in Israel and all of the phosphate rock produced in China was used to manufacture phosphoric acid for different uses and downstream products.  ICL Phosphate produces fertilizer-grade phosphoric acid and phosphate fertilizers at its facilities in China and Israel. Furthermore, ICL Phosphate operates facilities for the production of phosphate fertilizers in Germany and the Netherlands, as well as facilities to produce animal- feed additives in Turkey. ICL also produces food-grade phosphoric acid, which is used by ICL’s other business units to manufacture downstream products.  The phosphate rock produced in Israel is sold to external customers who manufacture phosphoric acid and fertilizers, as well as to customers who use it as a direct application fertilizer.

Letter from the Chairman and CEO | **Corporate Overview** | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

SPECIALTY SOLUTIONS SEGMENT


7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

G4-DMA, G4-4, G4-8

The **Specialty Solutions segment** includes three business units: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products (ICL-IP)

ICL Industrial Products manufactures and markets a broad range of industrial chemicals based on bromine, magnesia, phosphorus, chlorine and salts. ICL-IP's products are life-saving components that reduce the mercury emissions of coal-burning power stations, enhance the safety of deep-water oil and gas drilling operations, and minimize the fire hazard associated with consumer electronics, automobiles, furniture, insulation, and other widely-used products.

In addition, the pharmaceutical industry uses bromine as an intermediary in the manufacture of drugs for the treatment of cancer, epilepsy, heart disease and other life-threatening conditions. ICL-IP is also one of the world's largest flame retardant providers and the industry's leading bromine company.

ICL Advanced Additives

ICL Advanced Additives primarily produces a broad range of acids, specialty phosphates and specialty minerals. The business unit purifies phosphoric acid manufactured by ICL Phosphate and manufactures thermal phosphoric acid. These products are used in a broad range of industries including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, de-icing, nutrition, pharma, specialty steel, fuel additives and rubber. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid.These acids are used to manufacture downstream products with high added value – phosphate salts and acids – which are, in turn,are used by the various industries mentioned above. The product line of ICL Advanced Additives is further comprised of processed magnesium products used in the paper industry, cleaning materials, as well as oil additives, catalysts and stabilizers.

ICL Food Specialties

ICL Food Specialties is a leader in creative food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods food markets. In addition, the business unit produces milk and whey proteins for the food ingredient industry. The business unit's main production facilities are located in Austria and Germany, which primarily process phosphates, proteins used in the dairy industry and spices. The business unit runs several local blending facilities in Australia, Brazil, China, Germany, the UK and the USA, which enable ICL to create 'customer specific' solutions that meet the requirements of local markets.

ICL Corporate Responsibility Report 2016 19

ICL’S GLobaL PRESEnCE ICL’s headquarters is located in Israel and the Company has  main production facilities in Israel, Germany, The Netherlands, Spain, The United Kingdom, Austria, France, the US, Mexico, Brazil and China. In total, ICL has  54 production sites in 15 countries worldwide, as well as logistics and sales services in more than 30 countries.  Below is a percentage breakdown of ICL’s sales by geographical location of assets Limited assurance USA 20% Other countries 24%       Brazil 10%  Israel 4%        India 4% China 13% procedures performed for ICL Percentage of Sales by geographical location of assets, as described in the report, only.

Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report

(Missing Graphic Reference)Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report  GoaLS, PERfoRManCE & nEXT STEPS foRWaRd Sustainable Products  & Services Goals achievements during 2016 next Steps forward PRoduCTS & SERVICES Increase sales of Polysulphate, to about 1,000,000 tonnes by the year 2020. Producing an effective fertilizer with a low carbon footprint. Sales of Polysulphate increased by 75% compared to 2015. Develop additional Polysulphate-based products and expand into additional markets. Complete global registration process of Polysulphate as a new fertilizer and complete organic fertilizer registration in relevant countries.  Increase the agricultural productivity and income of small-scale food producers  ICL is part of “Potash for Life” and has created thousands of demonstration plots  with farmers in India. We have participated in training about 2,000 farmers in India regarding the  efficient and  sustainable use  of fertilizers. ICL currently has  ~1,000  field activities worldwide. Joined the  “Grow More” consortium, which aims to increase productivity of small scale  farmers in Kenya and  other East African countries.  Enable  our agronomists to further promote a balanced approach for fertilizer use  and  management.  G4-DMA, G4-2  Create a science- based assessment tool for sustainable management of chemicals, specifically flame retardants  ICL’s Systematic Assessment for Flame Retardants (SAFR®) assesses the  sustainability profile of individual flame retardants based on hazard criteria and potential exposure resulting from their application. Assessments conducted on 100% of ICL’s flame retardants using SAFR®. A second version  of SAFR®  was released in 2016.Continue activities to promote the adoption of the methodology throughout the value chain where it will enable purchasing decisions based on the  sustainable use  of a flame retardant for specific applications.

Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report  GoaLS, PERfoRManCE & nEXT STEPS foRWaRd Sustainable Products & Services Goals achievements during 2016 next Steps forward Introduce a Sustainability Index for Product Development for all of ICL’s relevant business units by the end of 2016 The Sustainability Index tool is fully implemented at ICL Industrial Products. The tool was adapted and is now being implemented in ICL’s’ two other relevant business units: Advanced Additives and Specialty Fertilizers. Incorporate the Sustainability Index in day-to day practices of our R&D units to enable the development of sustainable products and thereby increase ICL’s offerings of these products. Include all BFRs sold by ICL Industrial Products under VECAP Create for VECAP a system of customer “sustainability” ranking and report on best practices program. In 2015, global coverage by VECAP included 65% of all BFRs sold by ICL Industrial Products. There was reduced activity in the Asia Pacific region due to VECAP personnel changes. Globally, 19% of the volume sold is by customers ranked with gold status. In Europe, 65% of the volume sold is by customers ranked with gold status.

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

GOALS, PERFORMANCE & NEXT STEPS FORWARD

Sustainable Products & Services	Goals	Achievements During 2016	Next Steps Forward
INNOVATION	▪ Focus on new products and technologies development, applications and formulations in ICL strategic areas: agriculture, food and engineered materials.	▪ ICL invested $73M in R&D in 2016. Activities are being performed in ICL R&D units by exploiting ICL's internal skills, knowledge and capabilities, and by collaborations with external parties. ▪ In 2016 there were 14 ongoing projects in ICL's innovation pipeline: Several projects focus on chemicals for energy applications; advanced technology developments that focus on improving crops quality and yield, using recycled substances as the raw materials of ICL fertilizers; improving of paints & coatings performance by using advanced technologies (i.e nano materials). ▪ We continued to expand research activities with third parties in our strategic areas.	▪ Expand our new products and new technologies portfolio. Promote activities to improve processes in our manufacturing facilities, pursue operational excellence and cultivate technological human capital. ▪ Continue to emphasize sustainability aspect as a key component of our R&D projects, including the use of recycled raw materials as a source for our fertilizers.
	▪ Advance and share ICL's knowledge in plant nutrition by sharing our knowledge and supporting hundreds of research studies worldwide related to various crops, soils and climates.	▪ ICL established the Center for Fertilization and Plant Nutrition (CFPN) in cooperation with the Israel Agricultural Research Organization (ARO; Volcani Center). We currently have 18 active research projects. ▪ In 2016 ICL allocated $1.2M to further advance research and knowledge delivery at the CFPN.	▪ In 2017 we are launching new training programs. ▪ About 50 new trainees in 2017. ▪ New projects are expected to be launched during 2017.

G4-2

24 ICL Corporate Responsibility Report 2016

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GOALS, PERFORMANCE & NEXT STEPS FORWARD

Environmental Responsibility	Goals	Achievements During 2016	Next Steps Forward
GHG EMISSIONS	▪ Reduce 30% of 2008 Scope 1+2+3 GHG emissions levels by 2020.	▪ ICL GHG emissions have been reduced by 25% compared with 2008 base year emissions, which constitutes 82% of the planned decrease by 2020. It should be noted that excluding YPH, ICL has already surpassed it's 30% reduction target for 2020. ▪ Total ICL GHG emissions increased by 26% in 2016 compared to 2015. The dominant reason is the inclusion in 2016 of ICL's major recent acquisition -ICL China YPH- which resulted in a significant addition to ICL's GHG inventory, which were not included in our baseline emissions (or any year before 2016).	▪ Continue reductions, mainly through the upcoming new Sodom power plant, continued transition to natural gas and the energy efficiency program. ▪ Reevaluate corporate target due to the inclusion of the ICL China YPH in the GHG inventory.
ENERGY	▪ Make natural gas the main fuel for ICL's energy intensive sites. ▪ Achieve annual savings of $45 million in energy costs by 2020 compared with 2013. ▪ Due to the success of the ACE savings program, the target was reevaluated and set as more ambitious in 2016 then that stated in previous reports.	▪ Approx. 97% of the fuel consumed by ICL Israel's facilities is natural gas. Two of ICL sites in China (Shandong, YBKGT) transitioned from coal and diesel to liquid natural gas. ▪ 26 of ICL's largest global production sites implemented the energy savings methodology (ACE). ▪ 58% of the energy savings goal was reached by the end of 2016.	▪ By the end of 2018, further ICL sites - ICL China YPH 3C, ICL Haifa F&C, ICL Rotem Zin- are due to be connected to new gas supplies. ▪ During 2017, it is estimated that a further 4 plants will apply energy savings methodology for the first time. Other sites are being re-visited to refresh local teams and procedures, and to identify new energy efficiency opportunities.

G4-2

ICL Corporate Responsibility Report 2016 25

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GOALS, PERFORMANCE & NEXT STEPS FORWARD

Environmental Responsibility	Goals	Achievements During 2016	Next Steps Forward
MINE RECLAMATION	▪ Achieve full reclamation of the remaining 2,500 hectares (out of 5,000) of historical mining areas at ICL Rotem by 2021.	▪ 528 hectares have been restored.	▪ Incorporate ecological research in our mining zones. ▪ Implement best practices regarding biodiversity in the mines.
ENVIRONMENTAL EVENTS	▪ A year-by-year 15% reduction in the total number of environmental events and incidents. ▪ A 15% annual reduction in complaints by third parties	▪ To build awareness towards environmental incidents, ICL required its business units to report increasingly more minor incidents. Thus, in 2016 there was an increase of approx. 44% in incident reporting. ▪ All production facilities incorporated an incentive-based pay structure that involves environmental incidents. ▪ A 20% reduction in complaints from third parties.	▪ Reduce the number of environmental incidents and achieve zero incidents. ▪ Appointing an EHS global VP as part as the COO team.

G4-2

26 ICL Corporate Responsibility Report 2016

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

GOALS, PERFORMANCE & NEXT STEPS FORWARD

Social Responsibility	Goals	Achievements During 2016	Next Steps Forward
HEALTH & SAFETY	▪ A year-by-year 15% reduction in the total number of accidents and IR index.	▪ 19% decrease in incident rate from 2012 to 2016. However, a 13% increase in accidents in 2016 compared to 2015. ▪ The primary reason for the 2016 increase: In 2016 ICL amended its definition of an internally-reported accident to include a wider range of incidents, and has made an effort to increase reporting of all incidents (of all severities) from all of ICL's global sites in an effort to improve global harmonization of definitions and promote further education and prevention measures.	▪ Implement programs to change the safety culture. ▪ Focus on pro-active actions. ▪ Encourage reporting. ▪ Share lessons learned. ▪ Create and publish a comprehensive safety policy.
MANAGEMENT STANDARDS	▪ Implement ISO 9001, ISO 14001 and OHSAS-18001 (or equivalent) at all of ICL's production sites by 2020. ▪ Accredit all ICL's significant energy consuming sites with ISO 50001 or an internal similar standard by 2020.	▪ About 80% of ICL's production sites have implemented and certified these three standards or their equivalents. ▪ Nine production sites worldwide have been certified for ISO 500001 for energy management.	▪ Complete the implementation of standards in all of ICL's relevant operations. ▪ Incorporate ISO 50001/internal standard at all relevant sites.
DIVERSITY	▪ Promote women in leadership roles and increase the number of women in senior management positions to 30% by the year 2020.	▪ ICL has appointed two women to every strategic committee in ICL. ▪ Seeking candidates for senior leadership positions.	▪ Update recruitment and promotion procedures to increase diversity. ▪ Create an internal global forum to promote diversity.

G4-2

ICL Corporate Responsibility Report 2016 27

Letter from the Chairman and CEO | **Corporate Overview** | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

WHERE NEEDS TAKE US

Sustainability - which calls for development that meets the needs of the present without compromising the ability of future generations to meet their own needs - has proven to be an elusive concept.

However, in recent years progress has been made using various environmental and social approaches:

In 2009 scientists identified nine 'boundaries' in which humanity can safely live on the planet. Unfortunately, mankind is currently exceeding several of those boundaries. For more on Planetary Boundaries and ICL's role in this larger system, please refer to ICL's 2015 CR Report p.69.


Climate change
Genetic diversity
Biosphere Integrity
Functional diversity
Novel entities
Land-system change
Stratospheric ozone depletion
Freshwater use
Atmospheric aerosol loading
Phosphorus
Nitrogen
Biochemical flows
Ocean Acidification
Below boundary (safe)
Boundary not yet quantified
Beyond zone of uncertainty (high risk)
In zone of uncertainty (increasing risk)

In 2015 the United Nations updated its Millennium Goals to define a set of 17 Sustainable Development Goals (SDGs) to be shared by communities globally. In addition to the challenges related to the planetary boundaries, the SDGs include social challenges ranging from poverty to education and economic prosperity. The SDGs are intended to enable nations and corporations alike to identify common purposes and opportunities for action.

Aligning with the UN's Sustainable Development Goals

ICL supports the Sustainable Development Goals and was among the first companies to incorporate SDGs in defining its material issues and reporting on its sustainability-related activities. Our core commitment at ICL - to provide essential needs to humanity - is essentially aligned with a number of the UN's Sustainable Development Goals as well as several of the social boundaries included in the Doughnut Economics model for sustainability. We are also deeply committed to identifying the technologies, products and processes that ensure that we do not exceed, as a society, environmental boundaries, while recognizing that this is an especially formidable challenge in the chemicals and mining industries in which ICL operates. Throughout this report we have highlighted programs and activities that ICL has launched to address the SDGs which have emerged as the most significant elements in our materiality analysis.

Planetary Boundaries:

G4-2, G4-18

28 ICL Corporate Responsibility Report 2016

17 GOALS TO TRANSFORM OUR WORLD

ICL continually strives to monitor and evaluate issues of materiality relating to the Company and its stakeholders, and to adjust its strategies and disclosure accordingly. In 2015, the Company conducted a Materiality Analysis to assess the economic, environmental and social issues that are of highest concern to its stakeholders and that could significantly affect the Company's ability to execute its business strategy. The full process is reported in ICL’s Corporate Responsibility Report for 2015 on pp. 34-38. The material issues of high importance to ICL’s stakeholders were compiled from stakeholders’ requests for information, published materials and other forms of engagement, relevant to the sector in general and to ICL in particular. In 2016 a review of material issues was executed by the Sustainability Team operated by the office of the COO, in consultation with relevant corporate departments. Following this, amendments were done to the importance level of specific material issues. The scope of this report covers ICL's efforts company-wide and globally, in relation to the material issues identified in the analysis. The materiality analysis was based on the framework developed by the Global Reporting Initiative (GRI). Material issues assurance included the relevant steps performed by the company in its material assessment, as described in the report, only.

CL Corporate Responsibility Report

Letter from the  Corporate Governance & (QYLURQPHQWDO_ Social About Chairman and CEO Overview (FRQRPLF_5HVSRQVLELOLW\ Responsibility Responsibility the Report MATERIAL ISSUES +LJK 23 20 21 17 1 22 19 18 11 14 15 16 12 13 10 9 Importance for ICL’s Stakeholders 7 8 2 5 6 4 3 +LJK Low Importance for ICL ICL Corporate Responsibility Report 2016 31

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report
Corporate governanCe &
eConoMIC reSponSIBILItY

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report

ICL is committed to practicing good corporate governance.

This includes close oversight of its business strategy

and fiscal accountability, ethical  corporate behavior and fairness to its shareholders and stakeholders. Accordingly, the Company abides by advanced principles of corporate governance that define the relationships between the Company’s management, Board of Directors, shareholders and stakeholders.

ICL is incorporated in Israel and therefore complies with various corporate governance requirements under the Israeli Companies Law, 1999. These are in addition to requirements which apply to ICL as a publicly traded company on the New York Stock Exchange and the

Tel Aviv Stock Exchange.

Furthermore, the Company has  adopted, and will continue to adopt as necessary, voluntary rules to ensure maximum transparency towards all its stakeholders, as well as an enforcement plan that ensures its strict compliance with both the law and internal regulations.
ICL Corporate Responsibility Report 1

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
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CoRPoRaTE
RESPonSIbILITy
Limited assurance procedures performed for ICL’s Involvement and investment in society and community policy, as described in the report, only.
Corporate Responsibility:
G4-DMA, G4-36

ICL recognizes its corporate responsibility to its shareholders, customers, suppliers, employees, the community and its other stakeholders. It is strongly committed to managing its business in ways that lead to sustainable growth, balancing current needs with those of future generations while fulfilling all of its regulatory and moral duties. Where there is no legislation to regulate its activities, ICL strives to voluntarily adopt accepted global industry standards as a guide for its actions.

ICL places a strong emphasis on its corporate responsibilities. This has  led the Company to substantially increase its environmental, social and community activities, and, most importantly, to internalize a commitment to responsible business practices that guides it on a daily basis.

ICL’s sustainable development guidelines embodies the Company’s commitment to good corporate governance and ensures that it conducts business in a way that will lead to sustainable growth while balancing the needs of its various stakeholders. This commitment begins with ICL’s CEO, its Global Compliance Officer and its senior management, and extends throughout the organization.

The Company’s Board of Directors and the Group’s management take various measures to ensure that ICL conducts its business in accordance with its sustainable development guidelines. The Company has  created committees dedicated to monitoring and enforcing high standards of environmental and social responsibility. These committees regularly consult with independent experts to evaluate the Company’s economic, social and environmental impact and to ensure compliance with all of its legal obligations. The Company’s Board of Directors has appointed the Company’s Deputy CEO and COO to serve as the Company’s Chief Risk Manager who is responsible for environmental, safety, occupational health and security issues. The COO reports on activities in these areas to

ICL’s CEO, and, periodically, on his behalf, to the Board of

Directors.

The Company applies overall sustainable development guidelines that integrate social, economic and environmental considerations into all of its business activities. The guidelines stresses social responsibility, which includes taking responsibility for the safety and wellbeing of its employees, reducing environmental impact, and creating a dialogue and transparent communication channel with authorities and community service, as well as other matters in the area of sustainability. For more details see ICL’s 2015 Corporate Responsibility Report pp.44-45.

ICL also has a policy of involvement and investment in society and the community, which was formulated and approved by its Board of Directors in 2001 and amended in 2014. ICL focuses on being involved in, and cooperating with, the communities in and outside of Israel where its employees live and in which the Company operates.
1 ICL Corporate Responsibility Report 2016

RISK ManaGEMEnT
and THE PRECauTIonaRy PRInCIPLE
Corporate Responsibility
Policies & Objectives:
G4-2, G4-14, G4-DMA

Industrial production, in general, and the chemicals industry, in particular, require taking special precautionary measures to maintain a safe and healthy work environment. Some of ICL’s products, raw materials and production processes represent a high risk to anyone who deviates from required professional safety standards or from mandatory safety measures.

As part of the Company’s strategic planning to implement sustainable business activities an organizational risk management structure has been established at ICL, including structured programs to promote the issue.

In addition, the Company maintains an Ecology Center
of Excellence which serves as the Company’s arm for managing, reducing and controlling environmental risk. Through this structured process which identifies risks and opportunities, ICL applies a precautionary principle to environmental and economic issues.

ICL has  created an Enterprise Risk Management (ERM) system to identify existing and future risks which is managed internally. The ERM identifies, measures, manages and reduces risks, including integration of procedures required to implement policy. This system relates to strategic, operational, statutory and economic risks in all aspects of the organization’s operations, including its impact on the environment, the economy and society at large. Regarding environmental issues, ICL’s commitment to the principles of the Responsible
Care Global Charter serves to integrate the precautionary principles. ICL’s product safety approach includes evaluating its products and managing the responsibility over their entire product life. The Company makes an ongoing and consistent assessment of the risks of its new chemical products prior to moving them into the commercial stage. In addition, existing products undergo an evaluation process at every stage in their production process and supply  chain. ICL allocates resources to research and gather information and data with respect to its products required to create a full characterization of their safety features with reference to human health hazards and environmental threats.
Likelihood
Impact
ICL Corporate Responsibility Report 1

Letter from the
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boaRd of dIRECToRS

Board of Directors:
G4-34, G4-36, G4-38, G4-39, G4-42, G4-43, G4-48

Board Responsibilities and Practices

In addition to their legal responsibilities, ICL policy requires the Board to approve certain elements of the Company’s and its subsidiaries’ operations, including investments that exceed a specified amount, as well as organizational changes and mergers & acquisitions.
The Chairman of the Board and the CEO have distinct responsibilities and the positions are held by separate individuals. This is also true of the Board of Directors and the Company’s officers who are not directors. The Company does not have contracts with its current directors, excluding the Executive Chairman. Directors are elected each year at the Annual General Meeting (except external directors, whose terms are set by law at three years).
New Board members receive information about ICL and
its operations, and all directors receive periodic training on relevant issues when there are significant changes.
Board Activities Involving Corporate Responsibility and Sustainability
Each Board meeting begins with a safety update and presentation, and throughout the year, the Board also discusses corporate responsibility and sustainability, employee safety and environmental issues. This is done, among other, through the Board of Director’s designated environment, safety and public affairs committee.
This report, approved by the Board of Directors, outlines
the Company’s Guidelines for Corporate Responsibility and documents the Company’s continuing progress of its global operations in this area.
Board Committees & Personnel Each committee of the Board operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors. ICL’s Board has  established the following committees: audit and accounting committee; human resources and compensation committee; environment, safety and public affairs committee; operations committee and financing committee.
During 2016 changes were made in ICL’s executive management. On April 2016 the Board appointed Mr. Johanan Locker as a director, and on August 2016 the general meeting of ICL’s shareholders approved said appointment. As of August 15, 2016, Mr. Locker serves as the Executive Chairman of the Board.
In September 2016, ICL’s CEO, Mr. Stefan Borgas, resigned as CEO and a member of the Board for personal reasons. On September 2016, the Board appointed Mr. Asher Grinbaum, who until July 2016 served as Executive Vice President and Chief Operations Officer, as acting CEO, pending the appointment of a permanent CEO.
Executive Compensation
ICL offers its Executive Officers a compensation package that maintains a balance between fixed and variable components, using a profit sharing mechanism. For more details please see Item 6 - Section B in ICL’s Annual Report
2016.
1 ICL Corporate Responsibility Report 2016

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BOARD COMPOSITION (LA)

	Number of meetings during 2016	Directors	Independent directors	External directors	Accounting and financial expertise	Over 50 years old	Between the ages of 30-50	Female members (not incuding an officer	Minority groups - members
Board of Directors	19	9	4		7	7	2	1	0

	Number of meetings during 2016	Directors	Officers	Audit committee financial experts	Over 50 years old	Between the ages of 30-50	Female members (not incuding an officer	Minority groups - members
Audit and Accounting Committee	8	3	0	2	3	0	1	0
Human Resource and Compensation Committee	14	3	-	-	3	0	1	0
Environment, Safety and Public Affairs Committee	4	4	-	-	3	1	1	0
Operations Committee	7	6	-	-	5	1	0	0
Financing Committee	3	5	-	-	3	2	0	0

Board Committees:

G4-LA12, G4-34, G4-38

LA

Limited assurance procedures performed for ICL's Board composition, as described in the report, only.

ICL Corporate Responsibility Report 2016 37

Letter from the
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oRGanIzaTIonaL
and buSInESS CuLTuRE
Limited assurance procedures performed for ICL’s Code of Ethics- Core Values, as described in the
Corporate Governance:
ICL’s corporate culture rests on core values that include conducting its business activities fairly and transparently, assuming responsibility for its actions, striving for excellence, respecting others, and a steadfast commitment to safety, to the environment and to the wellbeing of the communities where ICL facilities are located.
These values, together with the Company’s commitment to comply with all laws, regulations, compliance programs and procedures, are vital for ICL’s continued growth and success.
Code of Ethics
ICL’s Code of Ethics incorporates the core values of the Company and establishes appropriate ethical guidelines for employees at all levels and positions.
ICL views with importance the Code becoming a part of
the Company’s day to day activities; it has been distributed to all of the Company’s employees throughout the world. In addition, ICL has  trained all of its employees and provided guidance to local Ethics Committees and Compliance Officers through the implementation of internal reporting procedures and mechanisms in order to integrate the Code’s principles and values.
Below you can see a breakdown of the seven core values
of ICL’s Code of Ethics adopted by the Board of Directors.
in
Code of Ethics:
G4-41, G4-56,
G4-DMA
The Code is global and uniform, and it serves as a framework and foundation for existing compliance programs with respect to securities, restrictive trade practices, anti-bribery & corruption practices, fraud prevention, antitrust, safety and health, environmental protection, and a safe working environment.
ICL’s Board of Directors have adopted the Code,
and it applies to the Board, senior management and employees, including ICL’s principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for the Company.
1 ICL Corporate Responsibility Report 2016

ICL
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Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
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CONDUCTING BUSINESS FAIRLY

Integrity, fairness and prevention of bribery and corruption are central values of ICL's organizational culture, and as a leading global company, ICL is careful to comply with trade regulations and prevent bribery and corruption.

For this reason, the Company's compliance policies and programs are characterized by a high standard of caution, adopting heightened European and American standards.

LA

Limited assurance procedures performed for ICL's Gift and Entertainment Policy, as described in the report, only.


16 PEACE, JUSTICE AND STRONG INSTITUTIONS

G4-DMA, G4-41, G4-SO4, G4-SO3

Preventing Bribery, Corruption and Fraud

In 2014, the Board of Directors approved two new compliance programs for preventing bribery and corruption, including anti-money laundering.

ICL implements a global Gift and Entertainment Policy. The policy requires all employees to obtain prior approval for gifts and entertainment for higher value items and for those which involve government officials. (LA)

The Gift & Entertainment Policy applies to all ICL employees wherever they are located and it has been widely distributed to them. As part of the roll out of this policy and to train employees about the policy, ICL has provided a short video and infographic to all employees who have Internet or email access and published guidelines in ICL's global employees magazine.

In December 2014, ICL launched a Fraud Prevention Program in accordance with ICL's Code of Ethics, which seeks to prevent various types of fraud and provides guidance and training about how to identify and prevent fraud.

In addition, ICL has several control mechanisms to minimize regulatory risks and prevent corruption (e.g. prevention of money laundering, financing terrorism and providing or receiving bribes):

- As part of its Trade Program, ICL has implemented a control mechanism for prevention of financing of terrorism and compliance with international commercial law – a global computerized process which scans all of the Company's potential transactions in order to check the identity of potential customers and vendors against sanctions lists prepared by the US, Europe, the UN and others. The system issues warnings and can even block a transaction with entities suspected of being on one of the above lists. All ICL transactions worldwide are monitored by this program.
- The Company educates its employees about "red flags" which assist employees in identifying potential high risks in their transactions.

ICL performs an operational assessment for risks related to corruption. By assessing the general risk for the company, as a whole, the following significant risk areas related to corruption were identified:

- Employees interfacing with government agencies at Company's sites in their role for the Company (permitting, inspections, product registration, etc.).

ICL Corporate Responsibility Report 2016 39

Letter from the
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Corporate
Overview
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ConduCTInG
buSInESS faIRLy
G4-DMA, G4-41,
G4-SO3, G4-SO4
Employees contracting with government agencies for the sale of Company products.
Risk of employees attempting to make sales from customers (other than government agencies) through corrupt practices.
Agents hired by ICL to act on ICL’s behalf with
respect to the three risk areas mentioned above.
In 2015, further procedures were developed to ensure the implementation of proper controls related to the engagement of high-risk third parties. These procedures include questionnaires, certification by the third party of adherence to ICL’s ethical standards and business practices, confirmation of the third party’s ownership, business registration and required licenses, and additional background checks and investigations when warranted based on the level of risk. Existing and new third party relationships are being reviewed on a risk prioritized basis.
The Company’s Code of Ethics also clearly asserts the obligation to refrain from corruption and bans giving or accepting bribes.
The organizational culture is implemented continuously through personal example, explanation, enforcement and training practices.
ICL maintains internal mechanisms for seeking advice on ethical  or lawful behavior. ICL’s VP of Global Compliance or Regional Compliance Officers can be contacted directly. Concerns or work related issues can be raised with supervisors or Site Managers; Human Resources representative, the General Counsel in the region, as well as compliance officers. Employees and managers can also contact ICL’s Chief Audit Executive directly by mail, phone or fax. ICL has  an Employee Hotline that is available in 18 languages.
Procedure for Transactions with Interested Parties
In 2013 ICL approved a procedure for conducting transactions where ICL stakeholders have a personal interest. The provisions and guidelines for detecting, identifying and approving transactions where interested parties, such as controlling shareholders or executive directors, are concerned, include detailed processes for collecting the relevant information about the contracting parties and reporting and disclosure requirements for these transactions.
This procedure is intended to add to, and not to detract from, any other legal obligation regarding the approval of such transactions. To implement this procedure, ICL has developed a computerized system that aids in the identification of transactions with interested parties that require this type of disclosure and reporting.
Officers and controlling shareholders are required to complete a semi-annual questionnaire to identify and list all the entities in which they have a personal interest. The list of interested parties is then entered into the computerized system. The system issues a real-time alert
1 ICL Corporate Responsibility Report 2016

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Corporate
Overview
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Environmental
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ConduCTInG
buSInESS faIRLy
G4-DMA, G4-41, G4-57, G4-58, G4-SO4, G4-SO6, G4-HR3,
G4-LA16, G4-HR12
before transactions (above a certain sum) are made with an interested party, enabling ICL to follow the correct procedure for approving the transaction.
Moreover, ICL does not make contributions, financial or otherwise, to politicians or to political bodies.
External Audits
Control mechanisms at the management level: Periodically, internal financial reporting audits are themselves audited to ensure they are effective.
These high-level audits are signed off by ICL’s management and the auditor.
Internal Audits, Feedback and Control Mechanisms
ICL maintains a Global Internal Audit (“IA”) unit which is responsible for performing internal audits in ICL’s companies worldwide. The IA unit operates according to acceptable internal audit standards, and works according to a multiyear work plan, that is updated annually. The plan includes auditing compliance, operations, IT, HR, finance and other strategic projects at ICL. The IA unit reports to the Chairman of the Board of Directors and to the Audit and Accounting Committee. All of the reports prepared by the IA unit are transmitted to the committee where fundamental issues are discussed.
In 2016, the Company addressed 138
complaints. The complaints were addressed
by different units in the Company, including its Security, Compliance and IA units, and the data was consolidated by ICL’s Internal Audits unit.
122 of the 138 complaints were resolved by the
end of 2016.
75% complaints were filed by Company
employees;
25% were filed by contracted employees;
nature of complaints (of the 138 received):
16% of the complaints concerned alleged
issues regarding ethics;
55% concerned allegedly HR related issues these were mainly addressed by the HR department;
7% of the complaints concerned alleged actions taken in regards to environmental, safety and health issues;
22% concerned alleged non-compliance of
ICL’s policies;
Of the 122 complaints resolved, about 71% were found to be substantiated or partially substantiated.
ICL Corporate Responsibility Report 1

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report
ConduCTInG
buSInESS faIRLy
G4-DMA, G4-57,

G4-58, G4-SO4

ICL also provides a “Hotline” through which employees can contact the SVP, Global IA and compliance officers directly to report issues or events that they consider improper, problematic or deviating from the provisions of the law, procedures or the Code of Ethics.
Complaints can be submitted anonymously so that employees and contractors feel free to identify problematic issues.
ICL’s Hotline is operated under the auspices of the internal audit and compliance office and operates at ICL companies worldwide.
Internal Enforcement
ICL maintains compliance programs to ensure that employees follow the provisions of the laws in the locations in which the Company operates, and in accordance with the Company’s policies and procedures.
These programs include antitrust, securities, ecology, occupational health and safety, labor, sexual harassment prevention, trade compliance, anti-bribery and corruption and fraud prevention. Employees are also expected to act according to ICL’s Code of Ethics.
Compliance programs are presented to ICL managers
and employees on an ongoing basis. In some cases, there
is periodic assessment by external and internal entities to ensure that the programs are being implemented. An officer is in charge of each program, and the Boards of Directors of ICL and each ICL segment receive reports regarding their implementation throughout the Company.
Procedure for Authorized Signatories on the Company’s Accounts
ICL has an established a procedure for signatory rights and authorization. According to Company policy, two defined, authorized signatories are required to legally bind the Company in any contractual obligation or legal action.
Compliance with Laws and
Regulations
ICL’s approach is to comply with all provisions of the law, statutes, regulations, treaties, instructions and permits in all areas of its operations.
These include: laws to protect employees and the public; manufacturing regulations; standards for classification; labeling guidelines for use and transportation; packaging regulations; rules for supplying material safety data sheets (MSDS); labeling and registration rules for existing chemicals, and chemicals under development in particular countries or territories (for example, the Registration, Evaluation, Authorization and Restriction
of Chemicals (REACH) Law in Europe); specific rules and regulations regarding special uses of substances that ICL manufactures (such as food or cosmetics); environmental protection laws relating to manufacture or the use of products and their environmental impact; and laws regarding the recycling of products at the end of their useful lives (such as electronic and electrical equipment and plastic, etc.).
1 ICL Corporate Responsibility Report 2016

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report
PRofESSIonaL and
InduSTRy-RELaTEd
InVoLVEMEnT
As a leading firm in its industry, ICL has  significant resources at its disposal, including a substantial amount of professional information obtained over the years, and a highly experienced group of experts working for the Company. The Company shares this knowledge with various professional and industry-related associations, organizations and forums, on both the international and national levels.
Furthermore, ICL recognizes the need to remain informed about the most up-to-date technology, processes, programs and initiatives occurring in the industry and administered by various industry-related associations, organizations and forums.
VoLunTaRy EXTERnaL
STandaRdS
Industry Related Involvement:
Responsible Care
ICL endorses and follows a variety of initiatives and quality management systems in the operation of its subsidiaries in order to improve and streamline processes and performance as well as to reduce risks.
these include, but are not limited to:
Quality Management          ISO 9001
Environmental Management          ISO 14001
Safety and Health Management          OHSAS 18001
Food Safety Standards for the Food Industry          HACCP, ISO 22000 and FSSC-22000
Energy Management System          ISO 50001:2011
GMP Good Manufacturing Practices (Food)
Good Manufacturing Practices
(Pharma - for Active Pharmaceutical Ingredients)
Responsible Care® and the Responsible Care Management System
G4-15, G4-16
ICL Corporate Responsibility Report 1

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

TRANSPARENCY AND STAKEHOLDERS DIALOGUE

Stakeholders Dialogue

Visit Us

G4-24, G4-25, G4-26, G4-27

As a leading, multinational company, ICL has a wide range of stakeholders including investors, employees, business partners (e.g. suppliers and distributors) and customers, as well as governmental and regulatory authorities, standardization bodies and academia, local communities, the media and environmental, consumer, social and community organizations.

Although many of the topics pertaining to sustainability are global by nature, each type of stakeholder is characterized by its particular needs and interests concerning ICL and its operations. ICL recognizes the importance of its stakeholders and the interests they represent, and therefore invests a great deal of resources to maintain honest, open and fruitful communication with them.

ICL's Dialogue with Its Stakeholders is Based on Four Pillars:

I. **Operating in accordance with basic principles of open, sharing and active communication**. ICL initiates and nurtures meaningful dialogues with its stakeholders regarding significant matters concerning the Company's operations, including areas of dispute, and how to handle mishaps. In addition the Company is careful to provide its stakeholders with reliable and comprehensive information on its activities.

II. **Transparency and dialogue through all fields of activities**. ICL operates in a transparent fashion and encourages dialogue with stakeholders about the Company's development and production activities and their economic, social and environmental impact, as well as the proper use of its products and risks related to their use.

III. **Initiating communication channels and developing tools for stakeholder dialogue**. Due to the diversity of ICL's stakeholders, both in terms of interests and geography, the Company is careful to utilize a variety of communication channels and platforms to remain transparent, and in continuous dialogue, with its stakeholders around the world.

IV. **Observing stakeholders' interests**. Over the past decade, ICL and its subsidiaries have been engaged in significant dialogue with different stakeholders. Thus, ICL has a long record of the issues that have been raised over the years.

For more details please see pp.60-61 in ICL's 2015 CR Report.

VISIT ICL

All of ICL's stakeholders and the general public are invited to the Company's facilities to take a closer look at its production sites.

In 2016 more than 24,000 people visited ICL facilities worldwide and experienced first-hand the Company's production processes. Visitors were welcomed in Israel as well as the Company's facilities in Spain, its mining facilities in Cabanasses, Suria, and its salt deposit at Cogullo in Salient. These included visits by the Suria City Council and Mayor, the Bages members of the Parliament of Catalonia and others.

44 ICL Corporate Responsibility Report 2016

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report
EConoMIC
RESPonSIbILITy
SELECTEd fInanCIaL InfoRMaTIon
Sales
5,363
5,405
6,111
Operating Income (loss)
-3
765
758
Adjusted Operating Income
582
994
960
Adjusted Net Income Attributable to the
451
699
695
Cash Flow from Operating Activities          966573893
Total Sales          operating Income
ICL Essential Minerals          ICL Essential Minerals
ICL Specialty Solutions          ICL Specialty Solutions
Limited assurance procedures performed for ICL’s selected
financial information, as described in the report, only.
ICL 2016 Annual Report:
G4-EC1
44% 37% 56% 63%
1 ICL Corporate Responsibility Report 2016

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
ICL Corporate Responsibility Report 2016 47 Letter from the  Corporate Governance & (QYLURQPHQWDO_ Social About &KDLUPDQ_DQG_&(2 Overview Economic Responsibility Responsibility Responsibility the Report SELECTED FINANCIAL INFORMATION *Dividends to all shareholders and interest payments made to providers of loans. This includes interest on all forms of debt and borrowings (not only long term debt) and also arrears of dividends due to preferred shareholders *__(&_ Revenues 5,363 - Operating costs 2,950 - Employee wages  1,060 DQG_EHQH WV - $ Millions *Payments to  274 providers of capital - Payments to  68 government - Community 5 investments Economic Value 1,006 Retained

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

ICL'S IMPACT ON STATE ECONOMICS

To promote sustainable development, ICL leverages its resources and assets to enhance growth in areas in which it has extensive activities. This enables the Company to be a leader in providing employment opportunities to local residents and contributing to the communities in which it operates, thereby improving the quality of life in those communities.



Spain

ICL Iberia Iberpotash is the economic engine of Bages County (where ICL Iberia Iberpotash headquarters is located, 60 kilometers from Barcelona). It is a leading company in terms of revenues, presenting one of the largest turnovers of the 2,700 companies that operate in Bages. In addition, through its two mines, ICL Iberia Iberpotash provides work for over 1,270 people.

1 Worker employed directly by ICL Iberia Iberpotash

+ 3.8 Jobs created through the activity of ICL Iberia Iberpotash's suppliers

+ 0.5 Jobs created as a result of increased consumption

= 5.3 Total jobs created through the direct employment of a single ICL Iberia Iberpotash worker

Spain:

G4-DMA, G4-EC8

48 ICL Corporate Responsibility Report 2016

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report
ICL’S IMPaCT on
STaTE EConoMICS
Growth Engine:
Israel
As reported in our 2015 Corporate Responsibility Report, ICL’s contribution to the public interest in Israel is reflected in a range of aspects: ICL invests large amounts in developing the industry. ICL derives about 95% of its revenues from exports. In so doing, it helps the State of Israel’s balance of payments, ensures the livelihood of some 30,000 families across Israel and serves as the economic backbone of the Negev*. ICL invests in Israel on top of its extensive ongoing operations. Together, these investments help expand economic activity in Israel and boost its growth.
Israel:
ICL IS THE LaRGEST EMPLoyER
In THE nEGEV
ICL IS onE of THE LaRGEST EXPoRTERS In ISRaEL
ICL aCCounTS foR 20% of THE EConoMIC
aCTIVITy In THE nEGEV
dIRECTLy RESPonSIbLE foR THE LIVELIHood of 5,000 faMILIES In THaT REGIon and 30,000 faMILIES aCRoSS ISRaEL
G4-DMA, G4-EC8
* Based on a study performed by Dr. Mosi Rosenbaum, Dr. Daniel Freeman and Dr. Miki Malul of Ben Gurion University: 'The scope of ICL’s economic influence on the Israeli economy as a whole, as well as on the Beer Sheva area, in particular'.

Letter from the
Chairman and CEO
Corporate
Overview
Governance &
Economic Responsibility
Environmental
Responsibility
Social
Responsibility
About
the Report
environmental
reSponSIBILItY

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

ENVIRONMENTAL RESPONSIBILITY

(LA) *Limited assurance procedures performed for ICL's 2016 total Environmental Protection Spending, as described in the report, only.*

G4-DMA, G4-EN31

ICL is committed to being a skilled, responsible company that strives to minimize the environmental impact of its operations. The Company meets its environmental responsibilities in a manner that demonstrates its commitment to industry-wide leadership, and, accordingly, it has established an environmental guidelines that sets high standards for performance.

First and foremost, ICL operates with a clear commitment to ongoing compliance at all times with corporate standards, applicable laws, regulations and permit requirements. As part of this commitment, the Company ensures that the required procedures and controls, training programs, and resources, are in place to achieve environmental excellence.

The Company manufactures products on four continents and markets them to thousands of customers in more than 180 countries, meeting the evolving needs of millions of people around the globe. To accomplish this, ICL uses various natural resources such as raw materials, energy, and water. Some of its products are potentially harmful to the environment and the health and safety of the public as a result of the effluents, air emissions and waste that are generated during their production as well at other stages of the products' life cycle.

ICL promotes an ongoing, honest dialogue with its stakeholders to define environmental priorities, and implements, on a regular basis and as a policy, initiatives that address its various environmental impact in multiple fields: from responsible use of natural resources and energy efficiency to responsible use and 'end of life' of our products and reduction of air pollution and wastes.

The Company's environmental guidelines takes a proactive approach characterized by voluntary adoption of advanced international environmental management principles and programs, e.g. participation in the "Responsible Care" program administered by the International Council for Chemicals Association (ICCA) and founded on principles of Product Stewardship.

ICL invests in environmental protection, preventing pollution and increasing efficiency of production facilities ICLs' companies invest significant amounts in order to comply with environmental rules and regulations as well as proactive health and safety initiatives.

Environmental Protection Spending

$ millions


Investment
Expenses
150
120
90
60
30
0
137
79
58
132
88
44
112
85
27
101
81
20
LA
76
64
12
112
64
48
2012
2013
2014
2015
2016
2017
Estimated

ICL Corporate Responsibility Report 2016 51

Letter from the Chairman and CEO Corporate Overview Governance & Economic Responsibility Environmental Responsibility Social Responsibility About the Report  ICL’s activities cover the entire value chain and it is Responsible Care®   committed, at every stage, to reducing the impact of its  activities on the environment, today and for the benefit of ICL is a member of the Responsible Care® Program that is  future generations. For this reason, ICL has incorporated dedicated to achieving improvements in environmental  sustainable practices and principles into the core of its global health, safety, and environmental performance  activities. throughout the global chemical industry. ICL is a signatory  to the principles of the Responsible Care Global Charter of  the International Council of Chemical Associations. The Company applies the principles of Responsible Care®  LIfE CyCLE throughout the product life cycle (Product Stewardship). SuSTaInabILITy THRouGHouT ouR PRoduCTS’   Foundation of Responsible Care in ICL  Responsible Care:   Product Stewardship   Reduction of greenhouse Community awareness   gases (GHG), savings and accountability and Regulatory issues  clean energy emergency preparedness   Ecology and o ccupational Quality and G4-DMA   Security Safety hygiene   recycling excellence  201652 ICL Corporate Responsibility

Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report   SuSTaInabILITy Product Stewardship  THRouGHouT Product stewardship, the responsibility to minimize a Product stewardship is an inherent part of ICL’s operations product’s environmental impact throughout all stages of and applies to all of its activities throughout all stages ouR PRoduCTS’ its life cycle, is at the core of responsible action by the of its products’ lives, from extraction of raw materials to chemical industry. As such, it is an important pillar of the end of a product’s life. In order to enable the flow of LIfE CyCLE Responsible Care®. information up and down the value chain and to ensure that chemicals are used and managed safely throughout their life cycle, ICL maintains a close, sustained dialogue and working relationship with its suppliers, customers and others in its value chains.  ICL takes actions throughout the value chain to increase its Stage 1 positive impact and minimize any negative impacts. Materials Stage 5 Product use & End of Product Life Stage 2 Product development Stage 4  Logistics & distribution Stage 3 Production & operation G4-DMA  ICL Corporate Responsibility Report 201653

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

STAGE 1.

RAW MATERIALS & MATERIALS EXTRACTION


Stage 1
Materials
Stage 2
Product Development
Stage 3
Production & Operation
Stage 4
Logistics & Distribution
Stage 5
Product Use & End of Product Life
ICL
Where needs take us

ICL is granted concessions and licenses to extract raw materials including potash, bromine, magnesium and salt from areas in Israel, the UK, Spain and China. These licenses provide a consistent, reliable supply of raw materials which are manufactured into products that fulfill the world's needs in the agricultural, food and engineered materials markets.

ICL's Essential Minerals segment includes ICL Potash & Magnesium and ICL Phosphate. The Company produces a significant portion of its primary raw materials, including potash and phosphorus, through its mining operations located in Israel, China, Spain and the UK. Primary raw materials acquired from external sources include sulfur and ammonia.

The Company's Specialty Solutions segment includes four business lines: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties.

The principal raw materials used by the ICL Industrial Products for its manufacture of end products are Bromine, Chlorine and Phosphorus. The Company produces a large portion of its raw materials through its Dead Sea minerals extraction operations.

ICL Specialty Fertilizers produces fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. The primary raw materials acquired from external sources are mainly KNO3, SOP, ammonia, NPK granules, Urea, KOH and coating materials.

ICL Advanced Additives' primary raw material for the manufacture of phosphate salts is purified phosphoric acid. In addition to purified phosphoric acid, the business unit uses several dozen other raw materials which it purchases from numerous suppliers. Of these, the raw material costing the most is caustic soda.

The primary raw material used in the manufacture of phosphate-based food additives is purified phosphoric acid. ICL Food Specialties acquires phosphate salt internally from ICL Advanced Additives, as well as from external manufacturers.

G4-DMA, G4-12
G4-EN1



54 ICL Corporate Responsibility Report 2016

Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ManaGInG ouR MInInG: ICL DEAD SEA, ISRAEL MInInG oPERaTIonS 150M m3 ICL conducts major mining operations at the Dead Sea - the lowest area of PRoduCTS: dry land in the world and among the In 2016 we produced: dead Sea Water Level saltiest bodies of water on Earth. The 1930 1964 1970 1975 1990-2000 extraction of minerals from the Dead Sea, Degania The National Diversion of the Separation Dams on the: 3.7M TonnES Dam Water Carrier Yarmuk River, between the Syrian Yarmouk, including potash, bromine, sodium, King Abdullah Northern & Jordanian Arnon of potash Canal in Jordan Southern and the Zarqa magnesia, magnesium chloride and metal basins (Yabuk) River magnesium, begins with an evaporation -380 process in the southern shallow basin of 162KTonnES -385 1930 the Dead Sea, and is facilitated by the hot, -330 1964 dry climate of the region. of bromine 1970 -335 1975 If after the expiration of the Concession, -400 1990-2000 Government shall desire to offer a new -405 23KTonnES -410 concession for the extraction of mineral of metal magnesium -415 salts, minerals and chemicals from the Dead Sea Water Level -420 Dead Sea to any person other than DSW, -425 Government shall first offer to DSW 240KTonnES -430 a new concession on terms not less of salt favorable than those proposed to be 1800 1820 1840 1860 1880 1900 1920 1940 1960 1980 2000 2016 offered to such other person. Since the 1960s, the construction of 107KTonnES Israel’s National Water Carrier, as well of magnesium chloride solids as other waterworks in the Dead Sea drainage basin have resulted in an RoyaLTIES PaId:: Limited assurance procedures accelerated decrease in the volume G4-DMA, G4-EN1, performed for ICL Dead Sea’s 2016 of water feeding the Dead Sea basin. Royalties Paid, as described in the $53M G4-EN8, G4-EN9 report, only. Currently, the water level in the Dead Sea is dropping at a rate of around 1.1 ICL Corporate Responsibility Report 201655

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

MANAGING OUR MINING OPERATIONS

meters a year causing its surface area to shrink, while forming dangerous sinkholes and eroding the courses of streams. Evaporation due to natural resource extraction in the southern basin of the Dead Sea, both by ICL DS and its Jordanian counterpart amounts to less than 20% of this increasingly acute problem.

While channeling water from the deeper Northern basin to the Southern basin for production processes contributes to receding water levels of the Northern basin, it's important to note that the primary cause is the policy of the Jordanian, Syrian and Israeli governments which use a large portion of fresh water from the Jordan River for household, agricultural and industrial needs before it flows into the Dead Sea catchment area. It is also important to note that ICL DS's channeling of water to the Southern basin is literally the lifeline for the tourism industry that developed on the banks of the ICL DS's evaporation ponds. Thus, feasible solutions to mitigate the contraction of the Dead Sea must also consider the ability to maintain the two leading industries that have co-evolved in the southern Dead Sea basin.

In 2016, we channeled approximately 420 million m³ of Dead Sea water from the Northern Basin to the evaporation ponds.

Of this quantity, approximately 270 million m³ of brine were rechanneled back into the Northern Basin of the Dead Sea at the end of the process. Thus, following the extraction of multiple raw materials, including potash, magnesium, bromine and chlorine, ICL's net impact on the Dead Sea amounts to around 150 million m³ per year.

WATER DIVERTED FROM THE DEAD SEA

Cubic meters of water are diverted from the Dead Sea each year, including:

1,657 MILLION


1% Lebanon drinking water, 20 Million m³
33% Jordan drinking water, 560 Million m³
9% Israel Dead Sea Works, 150 Million m³
3% Palestinian Authority drinking water, 45 Million m³
36% Israel drinking water, 600 Million m³
12% Syria drinking water, 200 Million m³
6% Jordan potash plants, 100 Million m³

** Based on data provided by the Office for Environmental Protection and the Jerusalem Institute of Research, 2006*

Red Sea to Dead Sea Conveyance Project

The declining water level of the Dead Sea has prompted the Israeli government, along with the Jordanian government and the Palestinian Authority, to create a conveyance that will flow from the Red Sea to the Dead Sea. The detailed agreement has triggered the first stage of the Sea conveyance. The project includes construction of a desalination plant in Aqaba and transportation of the desalinated water to Jordan and Israel. Brine will be pumped into the Dead Sea. At this point it appears that the initial stage of the project will not result in major changes to the Dead Sea. For more information please see pp.15-16 of ICL's 2016 Annual Report.

G4-DMA, G4-EN8, G4-EN9

56 ICL Corporate Responsibility Report 2016

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

MANAGING OUR MINING OPERATIONS



Rehabilitation & Restoration

G4-EC7

The Salt Harvesting Project

Over the years, ICL in coordination with the Israeli Government has established interim defenses to protect hotels located on the shores of Pond 5 at the Southern Dead Sea basin from the rise of the water level. On July 8, 2012, the Company reached an agreement with the Israeli Government to enact a permanent solution, according to which ICL will continuously harvest salt from the floor of the pond, thus maintaining a constant water level and protecting the hotels. Once the salt harvesting project is fully operable, the process of production of raw material will no longer raise the water level in the pond. Planning and execution of the salt harvest will be performed by ICL, at an estimated cost of 7 billion NIS over a period of about 15 years. ICL will bear 80% of this cost.

The first harvesting machine is expected to enter the pond by 2018. For more details regarding the salt harvesting project please see our ICL 2013 Corporate Responsibility Report (pages 92-94).

Improving Public Infrastructure

As part of the salt harvesting agreement, different infrastructure projects are being executed such as the protection, rehabilitation and development of public beaches, as well as the development of a bike trail. The projects are being executed by the Dead Sea Preservation Government Company Ltd. ICL is contributing approximately 40% of the cost of the projects.

Land Rehabilitation Restoration

The southern portion of ICL Dead Sea (DSW) area covers 36,000 hectares in the Judean Desert near the Dead Sea. This area contains distinctive scenic, geological and historical attributes, some of which have been impacted by ICL Dead Sea (DSW)'s quarrying, mining and drilling activities, as well as other factors unrelated to the Company.

ICL Dead Sea has initiated various rehabilitation and restoration projects within its concession areas. It works with partners, such as the Tamar Regional Council and the Nature and Parks Authority, on a long term master plan to transform the Sodom region into an inviting and accessible destination. Other projects in the region include a restoration plan at Nahal Heimar Estuary, and a rehabilitation project at Nahal Ein Bokek that includes continuing efforts to minimize DSW's current and historic "footprint".

ICL Corporate Responsibility Report 2016 57

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

MANAGING OUR MINING OPERATIONS



ICL IBERIA IBERPOTASH, SPAIN

ICL conducts its potash mining operations in Spain through its subsidiary, ICL Iberia Iberpotash. The Company currently operates two mines, in Suria and Sallent, both of which are located in the province of Barcelona and are approximately 530 to 900 meters below surface.

Extraction of potash from underground mines in Spain is conducted by mining sylvinite (a mixture of potash and salt found in varying concentrations). Potash is separated from the salt in production plants located near the mines.

ICL conducts its activities in Spain pursuant to mining concessions granted to it by the Spanish government.

To comply with regulatory laws in Spain, ICL has submitted an updated restoration plan for its mining and production sites on 30 December 2015. The plan for the Sallent site is due to start by the end of 2019, and the plan for the Suria site will be implemented over the next 50 years.

MINING:
4M TONNES
OF POTASH ORE

PRODUCTS:
1M TONNES
of potash for fertilizer

1.2M TONNES
of salt: 48% for industrial uses & 52% for road de-icing

ROYALTIES PAID:
0.3M US$

ICL Iberia has received a Bonaplata Award from the Association of the Museum of Science, Technology and Industrial Archaeology of Catalonia, recognizing the company's preservation of the area's industrial and technical heritage, for its restoration of a castle of the Pou 1 in Suria.

G4-EN1

58 ICL Corporate Responsibility Report 2016

Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

MANAGING OUR MINING OPERATIONS

The Phoenix Plan

The Phoenix Plan is a strategic project for the industrial development of the entire Bages mining basin in Spain. It will have a major effect on infrastructure, logistics and international markets.

The plan is an example of ICL's commitment to sustainability within the circular economy. The plan will transform salt derived from ICL's potash mines in the Catalan Bages region into a marketable product that will also help to draw down the massive salt piles that have been created at the mining sites. This will help ICL Iberia to reduce its environmental footprint while creating a business opportunity and contributing to job stability. The salt project was made possible due to new technologies that enable the purification of salt using a closed cycle without generating wastewater. In addition, four byproducts that previously escaped during the process may also become usable in downstream applications.

A new vacuum salt plant in Súria, utilizing advanced technologies, was scheduled to begin operating in early 2017. The plant will produce high quality salt with a purity of 99.97%. The treatment process at the plant will enable ICL to supply high purity salt to the electrochemistry industry, as well as for water treatment and animal and human nutrition. In this way, ICL Iberia's mining activities, which are conducted by one thousand direct employees and which generate another five thousand indirect jobs, has also become a chemicals company.

For many years, ICL Iberia has implemented numerous measures, preventative in most cases, to environmentally control and manage its salt deposits at Suria and Sallent.

Our goal is to improve groundwater quality. We constructed new collection points and groundwater control and established multiple control points for quantitative and qualitative water analysis. A new salt deposition zone was waterproofed and research trenches were drilled in order to evaluate and assess soil quality at Suria's facilities.


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
8 DECENT WORK AND ECONOMIC GROWTH
6 CLEAN WATER AND SANITATION

Circular Economy & Mining

ICL Corporate Responsibility Report 2016 59

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

MANAGING OUR MINING OPERATIONS

LA

Limited assurance procedures performed for ICL UK Cleveland Potash's (CPL) 2016 Royalties Paid, as described in the report, only.

Boulby Underground Laboratory:

Carbon Capture Project:

G4-EN1

ICL UK CLEVELAND POTASH (CPL), UK

ICL's mining operations in the United Kingdom are conducted by its subsidiary, ICL UK CPL, located in the North York Moors National Park in northern England.

The Boulby mine serves as a UK leader in the production of polyhalite, an organic fertilizer which ICL markets as Polysulphate, potash and rock-salt. ICL is the first and only producer to mine polyhalite.

ICL's mining operations in the UK are conducted both under land and the North Sea, pursuant to mining leases and mineral extraction licenses.

The mine's 1,100m depth, makes it the deepest in Great Britain. Since mining operations began in 1968, there has been extensive excavation of the site resulting in over 1,000 kms of tunnels.

The Underground Research Laboratory at Boulby

Apart from polyhalite, potash and rock-salt production, the Boulby mine also serves as the location of the Boulby Underground Laboratory. Operated by the UK's Science and Technology Facilities Council, the laboratory, is a specialist in the search for dark matter - the 'missing mass' thought to account for around 85% of total matter in the universe. The laboratory's depth allows for studies without interference from background radiation. The science hosted at the Boulby laboratory has grown dramatically in recent years and now the facility welcomes scientists to conduct world leading research on subjects ranging from astrophysics to climate and environmental research.

MINING:
2M TONNES of Potash Ore

PRODUCTS:
578K TONNES potash for fertilizer

248K TONNES of Polysulphate

200K TONNES of salt for road gritting

ROYALTIES PAID::
3M US$ LA

60 ICL Corporate Responsibility Report 2016

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

MANAGING OUR MINING OPERATIONS



Zoe Cooper – ICL UK

G4-EN13, G4-EN1

'Deep Carbon' Capture and Storage at Boulby

In the Deep Carbon Project, the UK government's Department of Energy and Climate Change (DECC) is working with the Boulby laboratory to study the possibility of using particle physics techniques to help with the process of Carbon Capture and Storage (CCS) to combat climate change. Scientists from the Boulby lab and their collaborators (from various UK universities and NASA) are exploring techniques to detect the large scale movement of carbon dioxide during the injection of CO2 during the CCS process. This technique is the geological equivalent to X-ray in that it can provide an image of structures through which particles pass. Known as Muon Tomography, the approach has been successfully used in the past to view geological structures and pyramids. The Boulby Underground Laboratory is also playing an active role in the global challenge of mitigating the effect of greenhouse gases and climate change.

Biodiversity at Boulby

ICL UK CPL strives to minimize its impact on the environment and is working with organizations such as Industry Wildlife Conservation Association (INCA), the Tees Valley Wildlife Trusts and local authorities, to ensure that industry and the environment will continue to flourish together. Since 2008 ICL UK CPL and INCA have worked closely to develop a site-specific Biodiversity Action Plan (BAP) to identify the baseline status of the habitats and species living within the Company's woods and to propose specific measurable actions to conserve and enhance biodiversity value.

The ICL UK CPL site at Boulby includes grassland areas within its operational area which provide a haven for multiple species of turtles, bees, butterflies, moths and hoverflies; all of which are important as pollinators. The company has also created wildflower meadows adjacent to the ICL UK office complex, that provides a bio-diverse habitat with more than 15 species of wild flowers.

Mining is conducted a kilometer below the surface, allowing conservation of flora and fauna in the area. ICL UK CPL management actively maintains the meadows. Bat roosting boxes have been provided to enable roosting opportunities. These actions are resulting in the return of different butterfly species and bats to the area. Further action is planned for 2017 including botanical, otter, reptiles and breeding birds surveys.

The commitment of ICL and its subsidiaries to biodiversity allows areas such as these meadows to flourish within the heart of its operations.

ICL Corporate Responsibility Report 2016 61

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LA

Limited assurance procedures performed for ICL Rotem's 2016 Royalties Paid, as described in the report, only.

G4-EN1

ICL ROTEM, ISRAEL

ICL's subsidiary, ICL Rotem, has been surface mining phosphate at Rotem and Zafir (Oron- Zin) in the Negev Desert for more than sixty years. The Company has long term leases for all the land on which its Israeli facilities are located, and operates under mining concessions and licenses granted to it by the Israel Ministry of National Infrastructures, Energy and Water Resources and by the Israel Land Authority.

The National Planning and Building Council approved a Policy Document Regarding Mining and Quarrying of Industrial Minerals in December 2015. Residents of the area filed a motion against the approval of the policy due to concerns of environmental and health risks, though ICL Rotem believes there are no such risks. Without approval, reserves face the risk of being depleted and ICL Rotem may not be able to continue to operate in the Negev.

Mining in the Negev utilizes conventional open pit or quarrying methods, using drilling and blasting where necessary, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate. ICL Rotem is careful to minimize impacts of its mining activities through responsible planning that also allows for continuous reclamation of depleted mine blocks alongside the ongoing mining operation.

MINING:
9M TONNES of raw ore, In 2016

PRODUCTS:
3,947K TONNES of Phosphate Rock

602K TONNES of Green Phosphoric Acid

890K TONNES of Fertilizers

161K TONNES of White Phosphoric Acid

47K TONNES of MKP

ROYALTIES PAID:
5M US$ LA

62 ICL Corporate Responsibility Report 2016

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Land Rehabilitation and Restoration

The Company works according to a long-term strategy for planning and managing its mining of phosphate deposits in the Negev. This policy includes conducting comprehensive geological surveys, examining alternatives to mining, defining long-term goals for mining, and sustainable mining that includes comprehensive planning for the restoration of the area before beginning to mine. This is a multidisciplinary approach involving, among others landscape architects, mining engineers and ecologists to ensure the optimal conduct of the process. The process also includes site tours of the area with key stakeholders, such as the Society for the Preservation of Nature in Israel, Israel Nature and Parks Authority, the Ministry for Environmental Protection, local officials and other government agencies, to ensure perspective and balance, education and transparency.

Reclamation of Phosphate Mines During Mining

Mine reclamation is the practice of maintaining the original landscape of mined areas and restoring it to its natural state or to other beneficial social, environmental or economic uses, while minimizing interference with sensitive land. Reclamation, although performed after mining is completed, is best when planned prior to mining and conducted throughout the mining process.

At the initiation of a mined block ICL Rotem removes and temporarily stores the topsoil. The overburden layer is then also removed from the specific mined block's surface and placed in another block in which mining has been completed.

When the mining of a block is completed, it undergoes topographical shaping and is then covered with stored topsoil. The reclaimed block surface is shaped similarly to its original topography. It is purposely designed to slow runoff, creates microclimate conditions for local flora and fauna, and allows rapid renewal of vegetation.

For more information see our 2014 CR Report (p.89)

ICL's outstanding accomplishments in the field of 'reclamation during mining' were recognized by the International Fertilizer Industry Association (IFA).

In 2015, ICL Rotem won second place in the Green Leaf Award, a bi-annual competition conducted by the IFA, due to ICL Rotem's extensive and innovative activity in the reclamation process of phosphate mines which have been significantly upgraded and developed since 2009.

The Green Leaf Award was established to promote and recognize extraordinary activity and innovation in sustainability throughout the global fertilizers industry.

ICL Corporate Responsibility Report 2016 63

Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report             ManaGInG ouR   MInInG oPERaTIonS         Area before mining removing top soil  Rehabilitated area        Filling the mined pit  Overburden  with overburden            Mining Phosphate     Phosphate         Reclamation of Phosphate Mines during Mining       Overburden            Top Soil              64 ICL Corporate Responsibility Report 2016

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Barir Field (Sde Barir)

The Sde Barir site, situated in the Arad Valley, is the only significant remaining phosphate reserve in Israel. Industry and government experts view it as the only alternative to the active phosphate fields that will be depleted within 6-8 years. Considered to be of high quality, the phosphate reserves at Sde Barir could provide the raw material for essential products for humanity for approximately 25 more years. The landscape around the field is not ecologically sensitive, and is sufficiently distant from population centers while relatively close to the processing plants located at Mishor Rotem. The field's expected yield per square kilometer is the highest in the Negev, offering the added ecological benefit of disrupting a relatively small area for large quantities of product.

If ICL does not receive approval to mine the Barir field, it will significantly impact ICL's future mining reserves in the medium and long term and the existence of Israel's phosphate industry, as we know it, will no longer be economically justifiable. This would have far-reaching implications on life in the Negev and the livelihood of some 7,500 families.

Currently the recommendation to permit mining by ICL by Israel's National Planning and Building Council is being contested by a number of local stakeholders including residents and the Israel Ministry of Health voicing concern over exposure of nearby populations to wind-borne dust particles, despite studies that project both full compliance with Israel's Clean Air Act and negligible health impacts.

In planning the operation, ICL Rotem has committed to preventing even this miniscule impact of potential dust by avoiding extreme mining scenarios, ceasing work during unusual weather conditions and by regularly employing a range of tools and measures to both monitor and reduce wind-borne particles.

ICL has undertaken to fulfil the following conditions in respect to mining at Sde Barir:

- A one year pilot before taking the final decision to mine the entire field;
- Assuming personal accountability down to the mine's managerial level;
- Cessation of mining during unusual meteorological conditions;
- Authorizing the Environmental Unit of the Eastern Negev in Arad to suspend mining work during difficult meteorological conditions;
- Ongoing monitoring of the field before and during mining the field; and
- Applying the most stringent standards to mining works at Sde Barir, including the use of innovative dust-control technologies during mining and others.

For more information see pp.112-113 in ICL's 2016 Annual Report.

Sde Barir (Hebrew):

MM6, MM7

ICL Corporate Responsibility Report 2016 65

ManaGInG ouR MInInG oPERaTIonS YPH JV, CHINA In October 2015, ICL completed establishment of a 50/50 joint venture with Yunnan Phosphate Chemicals Group Corporation Ltd. YPH JV operates an open-pit mining site named Haikou and holds a concession for mining phosphates in the Baitacun mine. The Haikou Mine is spread over 9.6 square kilometers and MInInG: 2.2M of Raw ore PRoduCTS: TonnES the Baitacun Mine is spread over 3.08 square kilometers.  The first stage of mining in the Haikou Mine includes mining the upper ground level, which is stored or spread over previously mined areas being reclaimed. In the second stage the overburden is stripped after which phosphate is mined. The mined phosphate is sent to beneficiation plants. The output of these facilities is designated for phosphoric acid production plants. 1,798K TonnES of Phosphoric Rock 617K TonnES of Green Phosphoric acid Limited assurance procedures performed for ICL YPH JV’s 2016 Royalties Paid, as described in the report, only. G4-EN1  Mining activities have not yet commenced on the Baitacun Mine. A heat power generator, with a capacity of 9MW creates power as a by-product of the phosphoric acid production process.  790K TonnES of fertilizers 47K TonnES of Phosphoric acid RoyaLTIES PaId:: 6M uS$  AICL

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BIODIVERSITY

As mining can have environmental and social impact, ICL takes steps to limit the negative effects of its mining activities and to protect the environment.

ICL's environmental management system includes measures intended to conserve nature and protect biodiversity. The Company is careful to consider environmental factors when using land and when it engages in its operations, particularly in ecologically sensitive areas or areas with unique cultural value.

The Company is committed to land reclamation during and following its mining process, as well as to enhancing biodiversity conservation through assessments, research and development and reclamation of mining sites after concluding its mining activities.

As part of ICL's efforts related to mitigating the effects of its mining activities and protecting biodiversity, ICL has established a 'Biodiversity Center of Excellence". ICL's sites in Israel and abroad are also engaged with various academic institutes on the issue.

ICL's mining sites in the UK and Spain are mostly underground. ICL UK maintains an annual biodiversity management plan and works continuously with different stakeholder groups to maintain the biodiversity on its grounds. ICL Iberia has been exploring different paths regarding management of their sites, including participating in various programs that support sustainable management in the areas around its mining sites.

In Israel, ICL Rotem is engaged in academic studies regarding land reclamation and biodiversity in reclaimed areas. ICL DS works with various stakeholders on land reclamation in its concession areas and on reducing invasive species.

Key Principles in ICL's Biodiversity Management:

- Plan for all stages of ICL's activities from planning, mining and production through use and end of life of the mining site.
- Prepare a biodiversity survey at the planning stage for all new projects at ICL.
- Use land under ICL management in a responsible manner.
- Identify and implement solutions, and the technological means, for biodiversity conservation.
- Commit to preserving indigenous and endangered species.
- Cooperate with stakeholders and develop local and strategic partnerships to promote the issue.
- Allocate resources and knowledge to build organizational capacity and processes to implement a biodiversity policy.
- Track developments, monitor biodiversity performance and strive to develop effective parameters over the next several years.

G4-DMA

68 ICL Corporate Responsibility Report 2016

ICL Rotem Negev Deset Extractive & production 69 - Terrestrial Some sections are designated conservation areas ICL Rotem – Negev Deset Extractive 155 - Adjacent and Terrestrial Various section are designated Zafir some areas conservation areas are in a nature reserve ICL China YPH Extractive 10.5 - Terrestrial Various section Haiku are designated conservation areas G4-EN11 ICL Iberia Iberpotash, Pou IV Mine Suria Yes 1 Terrestrial * Natural England has designated various sections of surrounding woodlands as Ancient Woodlands; and part of the mining area is scheduled as a wetland Site of Special Scientific Interest (SSSI). The National Park Authority has identified a number of designated conservation areas, including moorland, woods and coastal habitats within the mining area. There is also a SSSI with a designation of ancient fossils within 1/4 mile of the site. ManaGInG ouR Land disturbed or Rehabilitated (Hectares) MInInGoPERaTIonS Site Total Land disturbed & not yet Rehabilitated Total amount of Land newly disturbed in 2016 Total amount of Land newly Rehabilitated in 2016 Total Land disturbed and not yet Rehabilitated (closing balance) ICL Dead Sea - Heimar41.6--41.6 ICL Dead Sea -59.2 --59.2 Ashalim ICL Dead Sea - Zin 53.8--53.8 ICL Iberia Iberpotash155--155 ICL Rotem (including Zafir)3,5811665283,219 ICL China YPH Haiku 1,270 3.51,050

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Land Disturbed or Rehabilitated

(Hectares)

Site	Total Land Disturbed & Not Yet Rehabilitated	Total Amount of Land Newly Disturbed in 2016	Total Amount of Land Newly Rehabilitated in 2016	Total Land Disturbed and Not Yet Rehabilitated (closing balance)
ICL Dead Sea - Heimar	41.6	-	-	41.6
ICL Dead Sea - Ashalim	59.2	-	-	59.2
ICL Dead Sea - Zin	53.8	-	-	53.8
ICL Iberia Iberpotash	155	-	-	155
ICL Rotem (including Zafir)	3,581	166	528	3,219
ICL China YPH Haiku		1,270	3.5	1,050

Academic Partnerships (Hebrew):

MM1, G4-EN13



Academic Partnership – Ecological Restoration Research

ICL signed a research contract with the Spatial Ecology Lab of Ben Gurion University of the Negev for a study regarding ecological restoration. Headed by Professor Yaron Ziv, the plan is for a four-year study, in partnership with ICL Rotem's professional staff and in coordination with the Ministry of Environmental Protection and Israel's Nature and Parks Authority. In addition, the research area will be open to educational visits.

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Habitat Protected and Restored

(Hectares)

Name of Habitat	Size	Location	Status at end of 2016	Success approved by independent external professional	Partnering with third parties
Wildflower Meadow	0.3	On site grassland paddocks, UK	Enhanced habitat for species such as bumble bee, butterfly and hover fly	Yes	Restoration done in conjunction with a third party expert
Woodland nest box	0.42	Woodland owned by ICL UK CPL	Enhanced nesting areas for birds and bats	Yes	Nesting boxes constructed and installed by an employee with advice from a third party expert.
Biodiversity Action Plan	0.42	Woodland owned by ICL UK CPL and some site areas		Yes	
Pla Santa Cecília into Costa de Pla de Calaf (restored habitat)	10	Vilafruns	The habitat is restored. This facility has become a stopping place and regular breeding ground for aquatic birds. A walkway was installed in this pond to facilitate the reproduction of amphibians (frogs, toads and newts).	Yes	The restoration was done by the environmental authorities. Currently, ICL is doing the control and maintenance of it.
ICL Rotem	More than 2,000	All of ICL's Rotem sites	Rehabilitating while mining: including land reconstructing similar to original topography and redistributing the original topsoil.	Partly	All activity is done in cooperation with a third party - Israel Nature and Parks Authority

G4-EN13

ICL Corporate Responsibility Report 2016 71

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Eliminating Invasive Species @ ICL DS

Israel is a biodiversity hotspot due to its unique location at the intersection of three continents. The country includes coastlines on the Mediterranean and Red Seas, as well as multiple climate zones. It is also a part of a global migratory bird route.

The Dead Sea region is a unique desert environment. As part of a national plan to rehabilitate and develop the Dead Sea region, ICL-DS, in collaboration with the Israel Nature and Parks Authority (INPA), has embarked on a multi-stage project to minimize invasive vegatation at ICL-DS' plant and to contribute to biodiversity preservation.

With the assistance and guidance of the INPA, over the next few years ICL-DS will remove invasive plant species, including trees and plants, found on the facility's grounds. In their place, native species will be introduced in appropriate areas.

Contributing to Strengthening the Population of Birds of Prey in the Negev @ ICL Rotem

In 2007, ICL Rotem began to cooperate with the Israel Nature and Parks Authority on a project to increase the population of birds of prey in the Negev. The project's goals include supplying food to the birds, monitoring their activity and environmental education related to the birds of prey.

While there has been a decline in the population of birds of prey in Israel, the largest number of nesting sites has been found in the Negev region.

Reducing Light Pollution @ ICL DS

Artificial light enables us to work around the clock but also creates biodiversity challenges by illuminating the surroundings. Illuminating surrounding areas at night is adverse to the ecological balance, disturbs animals and disrupts biological processes that occur only in the dark. ICL's DS production plants are located in sensitive regions from a panoramic and ecological perspective, and therefore it is important to take into account these ecological systems in order to diminish damage resulting from the plants' operations.

Drilling yards that were previously illuminated throughout the night have now been darkened. Any lighting required for emergency maintenance work at night (a rare occurrence) can be switched on either remotely or on site. Reducing light pollution can be a simple matter of eliminating or switching off unnecessary illumination, reducing the intensity of a lighting installation, restricting its hours of use, or selecting different types of illumination such as focused torches and not those having ball symmetry. Darkening drilling yards in open areas to reduces their "light pollution" as well as energy costs. This project was executed thanks to personnel at ICL DS's electricity department in cooperation with Israel's Nature and Parks Authority.

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Number of Red List Species

Status	Nahal Heimar Area
Critically Endangered	4
Endangered	8
Vulnerable	10
Near Threatened	14
LC	24
No status	22

Research conducted by Nir Maoz, ecologist.

In ICL UK CPL and ICL Iberia Iberpotash, there are no habitats affected by operations that include species on the IUCN Red List of Threatened Species, and on national or regional conservation lists. ICL Rotem has started a multi-year research regarding biodiversity.

The refining process at ICL UK CPL involves effluent disposal (mainly clay, silicates, salt and calcium sulphate) into the North Sea. This causes a slight smothering effect of silt on the local sea bed. However, it is proved through annual benthic studies that no species are harmed by this effect.

At ICL UK CPL, bat nesting boxes were constructed by one of its employees and placed in a derelict ironstone mineral tunnel. All the boxes have been occupied and currently there are several nesting bats in this area.

G4-EN14

ICL Corporate Responsibility Report 2016 73

Letter from the          Corporate          Governance &          Environmental          Social          About Chairman and CEO          Overview          Economic Responsibility          Responsibility          Responsibility          the Report      ConTInuouS          As          a leading global specialty minerals company, innovationouR R&d EXPEnSES as well as research and development (“R&D”) are$ millions  InnoVaTIoncornerstones of ICL’s business and vital for its growth. They are also essential elements in ICL’s global strategic  plan. R&D activities are directed toward current and future  market needs, with a focus on identifying additional uses for the minerals mined by ICL, as well as their derivatives.  The goals of cross-segment development teams 2016 established in 2014 by ICL’s R&D Management Forum, headed by the Company’s CTO, include the following:$73M  Expanding ICL’s new product and technology portfolio Continuously improving ICL’s production processes in 2015 its manufacturing facilities to reduce production costs, optimize and reduce waste streams and minimize their$74M environmental impact Cultivating ICL’s human resources and technological  leadership2014  R&D activities include internal research, collaboration with$87M  universities and research institutes and long-term innovation activities. In 2016, ICL significantly strengthened its core research activities with third parties in its three2013 Limited assurance procedurescore markets: agriculture, food and engineered materials.$83M performed for ICL’s R&D Expenses,Anagronomic research collaboration between ICL and as described in the report, only. Israel’s Volcani Institute (CFPN), presented its first annual R&D Projects:work plan. ICL’s innovation incubator, ICL Innovation, whose focus is primarily development of technologies in their initial stages of development, continued its work on six projects and approved an additional six projects for launch in the first quarter of 2017. (For more information on the ICL Innovation’, see page 109 of ICL’s 2015 CR Report).   ICL Corporate Responsibility Report 201675

Letter from the          Corporate          Governance &          Environmental          Social          About Chairman and CEO          Overview          Economic Responsibility          Responsibility          Responsibility          the Report     ConTInuouS          ICL’s R&D focus in the product area in 2016 included a broad range of activities ranging from development of InnoVaTIona new fertilizer from waste streams, to applications for water conservation and improving availability of fertilizers around plant roots, new technologies to increase nutrient use efficiency and continued development of environmentally-friendly flame retardants for textiles, and technologies for bromine-based energy storage solutions. R&D teams launched two products for personal care and anti-rash baby creams, as well as new products based on milk proteins and many more. Other R&D activities in 2016 included development of methods for treating and reducing effluents, and research to improve wastewater treatment systems and reduce air emissions and solid waste.  In developing new production processes, applications, formulations and products, ICL ensures that sustainable criteria are considered and addressed. For example, during the year the Company’s Industrial Products business unit focused on improving production processes using principles of ‘green chemistry’, such as reducing the use of organic solvents. ICL also extensively uses a Sustainability Index’ to guide its development of new products and processes. (For more information on the ‘Sustainability Index’, see page 93 of ICL’s 2014 CR Report).

ICL’s R&D focus in the product area in 2016 included a broad range of activities ranging from development of InnoVaTIon          a new fertilizer from waste streams, to applications for water conservation and improving availability of fertilizers around plant roots, new technologies to increase nutrient use efficiency and continued development of environmentally-friendly flame retardants for textiles, and technologies for bromine-based energy storage solutions. R&D teams launched two products for personal care and anti-rash baby creams, as well as new products based on milk proteins and many more. Other R&D activities in 2016 included development of methods for treating and reducing effluents, and research to improve wastewater treatment systems and reduce air emissions and solid waste.  In developing new production processes, applications, formulations and products, ICL ensures that sustainable criteria are considered and addressed. For example, during the year the Company’s Industrial Products business unit focused on improving production processes using principles of ‘green chemistry’, such as reducing the use of organic solvents. ICL also extensively uses a Sustainability Index’ to guide its development of new products and processes. (For more information on the ‘Sustainability Index’, see page 93 of ICL’s 2014 CR Report).

Letter from the Corporate Governance & Environmental Social About AICL Chairmanand CEO Overview Economic Responsibility Responsibility Responsibility the Report

Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report TaKInG THE nEXT STEP ICL is developing products and methods that will enable it to be part of a circular economy. One route is to close the Closing The Loop - An EU Action ToWaRdS a CIRCuL aR loop on waste streams. In both of ICL’s segments, the Plan for the Circular Economy Company is piloting products and production processes to close the loops and produce new products from waste. The European Commission has adopted a new policy EConoMy objective whose aim is to achieve a sustainable, low In its Essential Minerals segment, ICL is working on finding carbon, resource efficient and competitive economy. new sources of phosphorous, which is a necessary mineral The Circular Economy Package will boost the EU’s for healthy plants. Phosphate rock is an increasingly scarce competitiveness by protecting businesses against source of phosphorous, and methods are underway to scarcity of resources and volatile prices, helping to recover and recycle phosphates from other sources. create new business opportunities and innovative, These include human sewage, animal manure and waste more efficient ways of production and consumption. ash. It will also create local jobs at all skills levels and In the Specialty Solutions segment the Company is focused opportunities for social integration and cohesion. on retrieving bromine from various waste streams (for At the same time, it will save energy and help avoid more information please see p.107). the irreversible damage resulting from diminishing resources at a rate that exceeds the Earth’s capacity to renew them in terms of climate and biodiversity, air, soil and water pollution. EU Circular Economy: By stimulating sustainable activity in key sectors and creating new business opportunities, the plan will help to unlock the growth and jobs potential of the Circular Economy. It includes a comprehensive commitment to eco-design, the development of strategic approaches for plastics and chemicals, a major initiative to fund innovative projects under the umbrella of the EU’s Circular Economy: Horizon 2020 research program and targeted action in areas such as plastics, food waste, construction, critical raw materials, industrial and mining waste, consumption and public procurement. 78 ICL Corporate Responsibility Report 2016

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TAKING THE NEXT STEP TOWARDS A CIRCULAR ECONOMY

Nutrient Platform - Partnering to Create a "Circular Economy" for Phosphorus

Life on earth is dependent on nutrients. Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth and are crucial for the world's food supply chain. There are currently no artificial substitutes for phosphorus and potassium.

ICL is a member of the Nutrient Platform, a cross-sector network of Dutch organizations that believe in a pragmatic approach towards nutrient scarcity. The Nutrient Platform unites water, agriculture, waste and chemistry with the government, knowledge institutes and NGOs to achieve a goal of recovering phosphorus from 'waste' streams recycling it and using phosphorus more sustainably.

ICL is one of the Nutrient Platform's success stories. ICL is one of the leading companies in the Netherlands in recycling phosphates. A good example is co-operation between ICL's phosphate plant in Amsterdam and the water company, Waternet, which is also a member of the platform. Waternet collects several residuals from the Amsterdam sewage system, among which is struvite, a phosphate mineral. ICL uses struvite as a raw material in its production process as a source for phosphorus, nitrogen and magnesium. The goal of ICL Fertilizers is to replace 150,000 metric tons of mined phosphorus rock with phosphorus from secondary raw materials, such as sewage sludge, ash, meat and bone meal ash, wood ash and struvite by the year 2025. In October 2016, ICL, other members of the Nutrient Platform and the Dutch Government signed an agreement, 'Ambition Nutrients 2018', to further increase nutrient recycling.

> *These developments will only become more important in the future. In the long term, only companies that actively contribute to a circular economy will survive.*
>
> ***Kees Langeveld, Vice President Business Development at ICL***

> *"...an inspiring example of closing the phosphate loop"*
>
> ***Mrs. Sharon Dijksma, Dutch State Secretary for the Environment***

Nutrient Platform - ICL's Success Story

Nutrient Platform

ICL Corporate Responsibility Report 2016 79

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TAKING THE NEXT STEP TOWARDS A CIRCULAR ECONOMY

"RecoPhos is a game-changing technology since there is an inexhaustible supply of sewage sludge ash... We believe that in the long term, the only way to survive as a company fulfilling essential human needs is by continuously searching for innovative methods to recycle waste. We began to recycle phosphates seven years ago ...and we are now expanding this activity to our Specialty Solutions segment."

Kees Langeveld, Vice President Business Development at ICL


6
CLEAN WATER AND SANITATION

Sustainable Innovation: Retrieving Phosphorus Derivatives From Waste

ICL recently acquired RecoPhos proprietary technology to manufacture phosphorus derivatives from waste material. It involves inductively heating phosphate-rich ash (e.g. from sewage sludge) to evaporate the phosphorus. The process enables re-use of waste phosphorous by giving it a second life while reducing dependency on imported phosphates and derivatives like P4. The advanced technology will further strengthen ICL's position in the phosphorus sector and take the company another step closer to a 'Circular Economy'.

ICL intends to conduct a pilot for this innovative new technology in a specially-designed facility at one of its European production sites. After a successful pilot phase, ICL plans to develop four full-scale units in Europe and the US. Once these plants are fully operational, the company intends to eventually use up to 400,000 metric tons of waste ash annually. The first full scale unit is scheduled for completion in 2020. The products from this process will be mainly used as raw material in ICL's downstream production in the Specialty Solutions segment (e.g. lubricant additives and flame retardants).

Developing Products With a Higher Sustainability Value @ ICL Iberia Iberpotash

Struvite is a mineral composed of magnesium, ammonium, and phosphate. Its composition makes it a potentially marketable product for the fertilizer industry. Struvite production is one of the alternative processes of phosphorus removal and recovery from wastewater effluents.

Typically, human and animal sewage contain ammonium and phosphate. Magnesium is added to the mixture to control the crystallization of struvite.

An innovative R&D project at ICL Iberia Iberpotash contributes to the increased sustainability value of struvite by using Magnesium, a by-product of the potash production process. A closed cycle is created by recovering nutrients from human and animal sewage and industrial waste to produce a fertilizer which is then used to produce food for human and animal consumption.

Exclusive Technology for Water Treatment for Agro Uses & Others

ICL Haifa F&C signed an agreement with MIGAL Galilee Research Institute (MIGAL) for exclusive technology for Agro uses or plant wastewater reduction. The agreement allows ICL to develop, manufacture, and sell substances developed by MIGAL. The technology development was funded in the pilot stage by ICL Innovation.

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Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL InnoVaTIon ICL Innovation is the Company’s technology incubator Sustainability Index for Product which identifies and develops innovative technologies from external sources in fields related to ICL operations Development in order to bring outside knowledge to ICL using the In accordance with ICL’s commitment to sustainable “Open Innovation” methodology and to assimilate this development and its efforts to reduce environmental knowledge into ICL’s business units. ICL Innovation’s focus impact along the value chain, the Company includes is defined by the needs of ICL business units and relates to environmental and health criteria in analyzing its sustainability and technological developments that benefit products, beginning from initial product development. the environment and human society with goals such as These criteria form the basis of a Sustainability Index in increasing crop yields, improving the quality, quantity and which each product is assessed and graded during the availability of food and improving living conditions. development process according to defined parameters. ICL Innovation’s activities are directed to discover and Based on the results, changes are incorporated into examine new trailblazing technologies from universities, the development process of the products. The index is research institutes, technology incubators, startups and firmly established in the ICL IP BU product development venture capital funds based in Israel and around the processes. During 2016 the index was also adapted at ICL world. Advanced additives and ICL Specialty fertilizers. ICL Innovation: ICL Haifa (IMI TAMI) ICL benefits from a world-class research institute, ICL and development, production, testing and a very large Central R&D (IMI TAMI), which includes a highly selection of analyses for customers from the chemical, ICL Haifa (IMI Tami): experienced group of technology experts. IMI TAMI’s pharmaceutical, food and environmental quality accumulated expertise are leveraged by ICL and used service industries. IMI TAMI’s team includes chemists, as a driver for sustainable growth and to create added engineers, microbiologists, and analytical and corrosion value for ICL’s customers in its three end markets. It also chemists. provides a broad range of services, including research ICL Corporate Responsibility Report 81

Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report InnoVa TInG In Deploying Innovative Battery Technology for Energy Storage EnERGy STo RaGE Energy storage is the capture or storage of energy By creating these special chemical blends and recycling produced so it can be used at a later time. One of the these chemicals, ICL assures that this technology is fully greatest challenges to the success of renewable energy sustainable, in its post-use phase, as well. The company’s is the ability to ensure continuity of supply. Storing the innovative ‘energy storage’ provides a complete chemical energy created from renewable resources (wind and support for producers of zinc bromine flow batteries. solar energy) while it is generated, makes power available ICL is currently the only company in the world that even when energy production is down. The transition can deliver this complete solution. In 2016, ICL’s to renewable energy is an important societal challenge. ICL accomplishment was recognized by the Netherlands’ has developed special chemical blends required to create national chemical industry association (VNCI), with zinc bromine ‘flow’ batteries which are ideally suited for its nomination of ICL for the Dutch Responsible Care storing large amounts of energy. These batteries Award in 2016. The annual prize recognizes outstanding are contributing to efforts to solve the energy storage approaches to Responsible Care and Sustainable problem. Development in the chemical industry. For further information on the deployment of innovative battery technology for energy storage, please see page Opportunities for 112 in our 2015 Corporate Responsibility Report. Energy Storage: Innovative Bromine Based Bromine-based Battery Technology for Energy Storage: Technology in the Netherlands 82 ICL Corporate Responsibility Report 2016

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

INNOVATING IN ENERGY STORAGE

7 AFFORDABLE AND CLEAN ENERGY

Next Generation Solar Cells

G4-PR1

Next Generation Solar Cells - Bromine Based Perovskites Developed With HUJI

ICL Innovation, in collaboration with Dr. Lioz Etgar from The Institute of Chemistry at the Hebrew University of Jerusalem developed a unique perovskite material for use in next generation photovoltaic cells. Perovskites are viewed today in both academic circles and the industry as the next-generation materials for solar cells. They offer superior cost/performance ratio compared with silicon and are rapidly developing as a viable industrial alternative. Unlike the common iodide-based perovskites, bromide based perovskites offer specific advantages.ICL Innovation in-licensed this breakthrough technology from 'Yissum', the technology transfer company of the Hebrew University of Jerusalem.

Dr. Etgar's work yields photovoltaic cells with a record power conversion efficiency, high open circuit voltage and high stability. The high voltage is especially important when considering coupling the cells to a battery. Stability is perovskites' greatest challenge, and the use of bromine greatly addresses this concern.

R&D Success for Electrical Energy Storage

The Advanced Additives business unit in Ladenburg, Germany, has been researching the field of lithium-based batteries. In 2012 the unit filed a patent on a battery developed by it whose main focus is on optimizing production steps and improving the quality of electrode material.

Successful lab tests, followed by pilot trials conducted together with a customer, resulted in the development of a second generation product. The proprietary elements are the battery acting as a dispersing agent for electrode material, as well as a binder to fix the electrode on the cell's metal surface. These cells are the smallest component of so-called grid banks which serve as an intermediate buffer for storing electrical energy.

ICL Advanced Additives' cooperative effort with the customer was considered a major success, with ICL Advanced Additives playing a key-role in the development and realization of the product from lab invention to industrial stage in plant production. The first grid bank hit the market at the end of 2016, and prospects for the expansion of the customer's business are considered promising.

"We are very pleased to collaborate with a market leader in the field of bromine such as ICL, and believe that it is the perfect partner to take this unique technology, which offers significantly improved efficacy to solar cells, forward toward a product on the market."

Yaacov Michlin, President and CEO of 'Yissum'

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 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report oPERaTIonaL Improvement Teams STaGE 3. ICL has established Improvement Teams designed to EXCELLEnCE increase efficiency and find solutions by utilizing the knowledge and experience of employees working in the PRoduCTIon & field. The Improvement Teams select issues based on ICL is implementing a program aimed at creating a culture their importance and significance, the time and resources oPERaTIonS of operational excellence throughout the company. Its required to address the issue, and the measurability of goal is to deploy Best Practice operational and managerial the improvement, monitoring potential and control of the standards across the Company’s production facilities issue over time. and Operational Excellence systems for production The work of the Improvement Teams promotes management and asset management. It includes the employees’ creativity, cross-learning, in depth analysis, development of a ‘transformation roadmap’ for each of methodical investigation of various subjects that ICL’s sites and the cultivation of ‘change leaders’ mandated contribute to employees’ satisfaction, their commitment with instilling a culture of operational excellence in all of to the workplace, and the success of the various projects. our activities. Improvement Teams that have proven that their work can be implemented in the field are considered for rewards by an Incentives Committee. Proposals related to safety and ecology are approved by the Committee on Safety and Ecology and receive Stage 3 incentives at the discretion of the committee. Production & operation Sustainability Success Stories 84 ICL Corporate Responsibility Report 2016

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OPERATIONAL EXCELLENCE

7 AFFORDABLE AND CLEAN ENERGY

G4-DMA

Energy Efficiency

ICL invests significant efforts to increase the efficiency of its energy consumption and to reduce the amount of energy consumed at its facilities, as well as its carbon footprint by implementing a corporate wide energy efficiency program. The program is operated through a standard methodology that can be applied at all of its locations. The main efficiency projects implemented to date include optimizing the control and use of equipment used in production processes, re-using residual heat in production plant stacks, greater efficiency in the production of compressed air and steam and deployment of advanced control systems for automatic shutdown of power, light and air-conditioning systems.

In addition, ICL works to implement behavioral changes to reduce energy use on an on-going basis. As part of the program, ICL is implementing new and improved energy management systems and aims to gradually accredit all its significant energy consuming sites to ISO 50001 or a similar internal standard by 2020.

ICL's energy efficiency plan has reduced expenses by approximately $26 million overall in 2016 compared to the 2013 base year. The goal of the plan is to reach an annual savings of $45 million in energy costs by 2020 compared with 2013 (and therefore 58% of the goal was reached by the end of 2016). Cumulative energy savings since the Energy Center of Excellence began operating in 2005 is currently estimated at approximately $115 million (not including the savings from the transition to natural gas.)

Using Renewable Energy

In recent years and with new advances in technology, many countries have encouraged and developed largescale use of renewable energy. ICL is gradually increasing its purchase of renewable-based external electricity and steam, in the countries where it operates and where such sources are available. Many of ICL's sites in Europe (such as ICL Germany Ladenburg and Engelsberg, ICL the Netherlands Heerlen, and all of ICL Iberia Fuentes' production sites) are purchasing electricity from suppliers who partially use renewable sources for power generation in their fuel mix. ICL Brazil SJDC and ICL Canada Kamloops are both purchasing electricity which is mainly generated by hydro power. In addition, ICL Austria Hartberg is effectively 100% carbon neutral in remote energy usage as it only consumes renewable electricity (mainly from hydro power) and renewable steam (produced from renewable-certified wood chips).

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OPERATIONAL EXCELLENCE

CDP
DRIVING SUSTAINABLE ECONOMIES

Carbon Disclosure Project

ICL submitted a comprehensive report on its greenhouse gas balance to the international Carbon Disclosure Project (CDP) as well as its corporate strategy regarding climate change. This is the seventh consecutive year that ICL reports to the CDP.

As a result of our comprehensive reporting and efforts, the CDP has awarded us the second best possible score, A-, for our 2016 report. The 2016 score is the highest score achieved by any Israeli-based company, is among the top 25% scores of all the 2,400 global reporting companies, and is the second-best among all global fertilizer-producing companies. For more on the CDP see p. 143 in ICL's 2015 CR Report.

Year (LA)	2011	2012	2013	2014	2015	2016
Scoring methodology	Two separate scores (Disclosure, Performance)					One combined score
ICL CDP scores	90B	84B	98B	98A	99B	A-
Materials sector average	64C	68C	72C	80C	87C	B

CDP

ICL's CDP Report

(LA)

Limited assurance procedures performed for ICL's Disclosure Scores, Performance Bands and the Sector Averages for the years 2011-2016, as described in the report, only.

Implementing a Sustainability Data Management System

ICL's need for a sustainability reporting system arose over the past several years due to a growing expectation by ICL's stakeholders that the company commits to periodically and systemically report on numerous sustainability issues, through a growing number of diverse sustainability reporting schemes. These include regulatory reports (such as PRTR), voluntary reports (such as the Company's annual corporate responsibility report, CDP, 'Maala', Responsible Care and others), as well as internal ICL reports (such as its monthly reports to its Environment and Safety Centers of Excellence). These reports require the continuous collection of thousands of data points from all of ICL's facilities - including data related to energy and water consumption, air and waste emissions, environmental and safety incidents and other fields. Traditionally, data has been gathered using various Excel reporting templates which has resulted in redundant work and potential for error, as well as insufficient data trail and backup.

As a result ICL has implemented a globally leading sustainability reporting IT system called "SoFi", a central, cloud-based tool for sustainability data collection and reporting. The system is now being utilized by over 50 ICL sites worldwide and is enabling the Company to efficiently and systematically collect and report sustainability data for dissemination in this Corporate Responsibility Report as well as other sustainability related reports.

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 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report oPERaTIonaL Comprehensive A Unique Wastewater Treatment Management of Facility @ ICL DS, Israel EXCELLEnCE Hazardous Materials Work vehicles at ICL DS must be washed to rid them from mud and salt as part of a routine process to keep the ICL companies employ a system to comprehensively vehicles in good working condition. Wastewater from manage hazardous materials, based on a dedicated these washes contain mineral oil and cannot be sent to Enterprise Resource Planning (ERP) system that deals the sea. Biological treatment of the wastewater is not with emergencies, as well as safety and access control possible due to its high salinity. management systems. To solve this problem, ICL DS established a unique Some ICL companies use a computerized system to treatment facility in proximity to the work vehicles’ garage control shipments of all materials and to manage In 2016 over 2,000 m3 of extremely saline and highly packaging and shipping labels. ICL monitors its Recovery polluted (containing thousands of ppm of mineral oil), Time Objective (RTO) to defend against risk of incidents. wastewater were treated, transforming the wastewater to For more information about this subject and the ERP water that can be returned to the sea with mineral oil level system please see our 2014 Corporate Responsibility that is below the detection limit. Report. This project enabled ICL to treat its wastewater in-house. ICL Corporate Responsibility Report 87

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

INTEGRATING THE CIRCULAR ECONOMY AS PART OF OUR PRODUCTION PROCESSES

Sustainability Ambition 2030 - Sustainability Works!

Sustainability Ambition 2030

G4-PR1

Creating a Sustainable Vision: A Cooperative Effort Leads to 'Sustainable Ambition 2030' @ ICL IP Terneuzen.

A unique cooperative effort between a group of industrial companies in the Dutch region of Zeeland that includes ICL IP Terneuzen, Zeeland Seaports and the Dutch Environmental Federation, has led to the creation of 'Sustainability Ambition 2030'. Though each of the parties has different interests, they all realize that the environment and the economy must be viewed as a whole, and a common denominator is to work towards a more sustainable future. To reach this major goal most effectively, all the parties must work together and take into account people, planet and profit.

"Sustainability Ambition 2030" was signed by the participants in October 2016. It establishes specific goals in several categories such as job security, infrastructure, greenhouse gas emissions, air quality, circular economy and nature. The goals are ambitious, but achievable, assuming cooperation by the parties. The goals are based on measurable key performance indicators (KPI's), with annual update reports by an independent third party. In the economic category, KPIs include reaching 15,500 full time employees by 2030. For climate change and energy, a 40% emission reduction in CO_2 (compared with a 2005 baseline) was established. Other quantitative KPIs were established regarding issues such as air and water quality, nature and biodiversity, creating a circular and bio-based economy and more. For circular production, two examples were provided, one of which is ICL-IP's solution to take post-consumed bromine residues and remaking them into viable new products. (see p.107).

'Sustainability Ambition 2030' represents a challenge as well as a major opportunity for ICL.



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Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
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INTEGRATING CIRCULAR ECONOMY AS PART OF OUR PRODUCTION PROCESSES

Smart Delta Resources

Smart Delta Resources @ ICL The Netherlands Terneuzen

ICL IP's operation in Terneuzen has joined Smart Delta Resources (SDR), a regional partnership of 11 large energy and raw material-consuming companies who are dedicated to exchanging energy and materials through industrial symbiosis for the purpose of meeting climate objectives and creating a more sustainable future.

An example of the partnership's activities is the symbiosis between DOW Chemicals, Yara and ICL Terneuzen. Hydrogen released at DOW's various naphtha crackers is used as a reactant in DOW's Terneuzen production processes and the surplus is used as fuel in their production processes. Yara and ICL may benefit from this hydrogen by using it as a raw material in their respective production processes. ICL Terneuzen is currently investigating the technicalities and economics of using this hydrogen. Waste solvents may also be utilizable as an energy source that would allow a reduction in the consumption of natural gas. Several tests have been carried out successfully.

These examples illustrate the ways in which the SDR partners are searching to reduce their use of energy and feedstock through industrial symbiosis, as well as to share their respective knowledge and work more efficiently.

In a circular economy, waste is an opportunity. A residual substance created by one company is often a valuable raw material for another. Sharing these substances is another step in creating a circular economy. Producing products sustainably helps companies to gain or retain a competitive advantage compared to companies located in countries or regions with access to relatively low-cost raw materials.

From Wastewater to Raw Materials @ ICL DS

Benefiting from synergies between its different business units, ICL is turning wastewater into raw material as part of its efforts to create a circular economy. In 2016 Dead Sea Magnesium re-channeled a specific stream of wastewater containing excess amounts of KCl - a raw material used to produce potash - to its ICL DS potash unit instead of

A Comprehensive Plan for Reducing Wastewater @ ICL Rotem

Production processes at ICL facilities result in waste and wastewater. ICL Rotem is implementing a comprehensive plan to reduce the effluents resulting from its activities. This is a multi-stage project that includes extracting products from the effluent stream, reducing its water consumption and recycling its wastewater. Wastewater that isn't returned to be used in the production process will be treated and neutralized.

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Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

STAGE 4.

LOGISTICS & DISTRIBUTION


Stage 1
Materials
Stage 2
Product Development
Stage 3
Production & Operation
Stage 4
Logistics & Distribution
Stage 5
Product Use & End of Product Life
ICL

G4-DMA, G4-EN30

One of ICL's major assets is its extensive global logistics and distribution network with operations in over 30 countries. The Company aims to reduce its environmental impact throughout the supply chain, including during its logistics activities and transportation material processing and product distribution. Towards that end, ICL invests significant resources in developing efficient logistics with advanced capabilities for monitoring and control in order to reduce negative impacts on the environment and to reduce costs. ICL benefits from the proximity of its facilities in Israel and Europe to developed economies as well as to emerging markets.

ICL's logistics & distribution energy consumption from self-owned and/or leased vehicles amount to 527,111 GJ and are responsible for about 2.6% of its scope 1, CO_2 emission (5.3% of its CO_2 emissions from direct fuel consumption). ICL continuously works to make its logistics and distribution network more efficient and has created partnerships worldwide to achieve this aim. For more information please see ICL 2016 Annual Report pp.136-139.


Europe
US
China
IL
India
Brazil

Israel

- Most of the output of ICL Dead Sea's facilities destined for Israel's port of Ashdod is transported by a conveyor belt that extends for approximately 18 kilometers to a railhead located at Tzefa in Mishor Rotem. The Company then transports the output from Mishor Rotem to the port, mainly by train. ICL built, owns and operates the conveyor belt. It also transports a portion of the output from ICL Dead Sea facilities by truck, mainly to the port of Eilat.
- Most of ICL Rotem's products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road or rail to either the port of Ashdod or Eilat. From Eilat, the products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and America.
- ICL's Tovala transportation subsidiary is responsible for transporting potash and phosphate rock from the Oron and Zin processing facilities in road-going rigid trucks and trailers.

Spain

- ICL Iberia Iberpotash transports minerals from the Company's mines to production plants, and transports potash and salt from factories and mines to the port. Ore is transported by trucks from the mines to the Suria and Salient plants. Up to 40 trucks per day are dispatched from the mine to the port.

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Letter from the Chairman and CEO
Corporate Overview
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Environmental Responsibility
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LOGISTICS & DISTRIBUTION

G4-DMA, G4-12

- ICL Iberia Iberpotash owns and maintains 1.5 kilometers and 3 kilometers of railway at Cabanasas and Vilafruns, respectively, which link to the national rail network. Each train is comprised of an 850 tonne payload, with two trains per working day.
- The Suria and Salient complexes have one rail system each for the rail to port transport systems. Installations at the Port of Barcelona are managed by ICL Iberia Iberpotash subsidiary, TRAMER, and comprise an area of 13 thousand square meters. As part of the plan for increasing ICL Iberia Iberpotash's production capacity, the logistics infrastructure at the mine is being upgraded (entrance ramps into the mine), as well as to the factories and the Company's berth at Barcelona port, to enable production, transport and export of about 2.3 million tonnes of potash per year.

United Kingdom

- The ICL UK CPL Boulby mine comprises a network of underground roads extending 15.5 kilometers from the mine entrance in the direction of the North Sea and over 11 kilometers from the mine entrance in the inland area.
- Transport by road from the site is limited to 150,000 tonnes per annum and 66 truckloads per day in accordance with agreements with the North Yorkshire National Parks.
- The mine has three separate integrated conveyor systems, one for each product. The rail products are transported on an ICL UK CPL-owned rail line which extends approximately eight kilometers from the minehead to a junction with the national rail network, where the products then continue to the Company's storage and loading facilities before being exported by sea from the Teesdock seaport to European Union and other overseas customers.
- In addition, the Company has storage and logistics facilities in Ludwigshafen, Amsterdam and Rouen (in Germany, Holland and France, respectively).

China

- The ICL China YPH JV includes the Haikou Mine and production plants.
- The raw materials from the Haikou Mine are currently transported by train to the YPH 3C factory. Eventually, they are expected to be transported via pipeline (slurry). Most of the output sold to the local market is transported from 3C directly to customers by train, as well as by marine shipment, mainly from two exit ports (Beihai and Fangchengang) to customers in North China. A small part of the output sold is transported by truck to customers in the Yunnan region.
- Most of the output sold to the local market is transported from 3C directly to customers by train, as well as by marine shipment, mainly from two exit ports (Beihai and Fangchengang) to customers in North China. A small part of the output sold is transported by truck to customers in the Yunnan region.

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Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

LOGISTICS & DISTRIBUTION



Dudu Finyan – Operator, ICL Rotem, Israel

G4-EN30

From Truck to Ship - A New Vision of Logistics with Multiple Benefits @ ICL Ladenburg

Until recently, "White" Food Grade Phosphoric Acid (short: WPA) was transported by trucks from the Amsterdam harbor to the ICL Ladenburg production site, and from there to end customers throughout Europe by truck. A new state-of-the-art tank truck and Isotainer loading facility was installed in Ladenburg and the delivery chain changed mainly from truck to ship. The WPA arriving at Amsterdam is now shipped on the river Rhine to Ladenburg, and from there it is transported to end customers.

This new transportation network has enabled ICL Ladenburg to substantially reduce its CO_2 emissions and decrease significantly truck traffic. The new method has other advantages: It caters to individual customers by diluting incoming, highly concentrated, WPA to the exact concentration required by them. It also improves transportation efficiency by shipping more concentrated WPA (with a lower water content) and by using the river as a means of transportation. One shipment by barge replaces about 60 – 80 trucks, and truck distances from Ladenburg's premises to end customers are significantly shorter.

Responding to a Train Collision Transporting ICL Products

During 2016 a serious incident occurred involving ICL Dead Sea Bromine's products. In March, a freight train owned and operated by Israel Railways that was transporting bromine from ICL's DSB plant in Israel to a nearby port, collided with other freight cars that had been left on the track. The Ministry of Environmental Protection estimated that 6.5 tonnes of bromine were released into the environment. Israel Railways conducted cleanup operations in coordination with the Israel Ministry of Environmental Protection.

Once ICL was notified of the accident, trained and organized emergency teams were dispatched to support Israel Railways and other emergency teams. ICL DSB experts and management provided real-time support and aided in the cleanup operation. It should be noted that, generally, rail transport is considered the safest and most efficient mode of transport as well as minimizing truck traffic on congested Israeli roads.

Fortunately, the incident ended with no more than a few minor injuries.

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LOGISTICS & DISTRIBUTION

HERMES Project: Developing Smart Freight Wagons for Improved Transport

ICL coordinates a European project, HERMES, which aims to optimize the design of a new freight railroad wagon that will be made of new materials in order to improve its loading factor and that will utilize a new monitoring system. The project also includes a new loading and unloading facility to optimize product transport and to improve the competitiveness and efficiency of Spanish railroad logistics with that of the rest of Europe.

The three-year, nearly $8 million project is being funded by the EU as part of its Mobility for Growth "Smart Rail" (MG2.2) Horizon 2020 program. It is being coordinated by ICL as part of a consortium of companies, research centers and universities in France, Sweden, Denmark and Spain. During 2016, the project focused on implementing lightweight solutions for cargo wagons, as well as coating solutions for the wagons' interior surfaces.

The HERMES project has also designed smart loading and unloading facilities and has begun work on an On-Line Logistics Monitoring and Tracking System (OLMTS). Both loading and unloading facilities are being designed for flexibility and scalability for a wide range of products (e.g. corrosive, abrasive, dusty, and even food). During 2016, work also focused on improving logistic operations, including optimizing material flow during discharge and minimizing wear and tear. The wagon and unloading station are also being designed and prepared for manufacture. Work has also focused on eliminating drawbacks to bulk transport by rail in Europe, and designing highly modular wagons that can be adapted to different goods within minutes and which are suitable for over 90% of the European rail network, allow 50% higher load capacity, modular and scalable unloading capacity and reduce dusting during unloading. The unloading station has been designed to be simple, robust and to improve unloading times by 80%. The station requires low CAPEX due to its simplicity.

Safe Product Handling

ICL is involved in industry initiatives in Europe and the US regarding the safe use and handling of P2S5. ICL and others are involved in a global effort to standardize ISO tank design for phosphorous and are developing new training procedures for safe handling at ports, railroads, and supplier and end user facilities.

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STAGE 5.

PRODUCT USE & END OF PRODUCT LIFE


Stage 1
Materials
Stage 2
Product Development
Stage 3
Production & Operation
Stage 4
Logistics & Distribution
Stage 5
Product Use & End of Product Life
ICL
Where needs take us

ICL's "Next Step Forward" strategy is best represented by the Company's core and new products. ICL applies a product stewardship policy to the customer's use of the product, and by providing guidelines and training for customers about the efficient and sustainable use of its products.

As a major producer of fertilizers and specialty fertilizers, ICL's products in the Essential Minerals segment enhance yields and improve crop quality as well as reduce water consumption and protect the environment by minimizing Loss (leaching and volatilization) of fertilizers.

The fertilizer industry helps to overcome agriculture challenges and facilitate increased crop yields on existing agricultural land, thereby preventing excess conversion of natural habitats to agricultural land. This can also be accomplished by promoting the correct use of fertilizers through education and disseminating information about effective and sustainable fertilization methods.

For this purpose, ICL Fertilizers has instituted a customer instruction and training program worldwide to promote safe and intelligent use of fertilizers. For years, ICL agronomists have engaged and trained farmers on effective and balanced fertilization practices. This includes the application of plant nutrients in the optimum ratio and in adequate amounts in order to achieve higher yields and better quality, while maintaining soil fertility for future generations and preventing the conversion of natural land to agricultural land.

ICL also practices best management for reducing environmental emissions in the usage stage at its Specialty Solutions segment. Products are developed in line with a "Sustainability Index" developed by the Company. In addition, existing products meet regulatory standards and the Company suggests best practices for using its products as part as the service it provides its clients. For example, SAFR, a methodology developed by ICL, informs clients on best choices of flame retardants based on the desired use; VECAP, which has been adopted by ICL Industrial Products, establishes, among others, best practices for handling used packaging that contains residues of products.

2 ZERO HUNGER

G4-DMA

94 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report aGRICuLTuRE & Farmers worldwide are continually challenged by climate The Importance of Fertilizers change, the constant need to increase yields and Potassium (K), Nitrogen (N) and Phosphorus (P) environmental initiatives and regulatory changes, such as food are the three essential nutrients required for plant the EU Nitrate Directive and China’s policy of Zero Nutrient growth. These three nutrients are present in the Use Growth from 2020. This is incentivizing the need to soil, however continued use of soil for agricultural increase the efficiency of farming techniques. crops depletes the concentration of these fundamental elements. Over time, this can result in a decline in crop yields and creates the need to replenish nutrients through the use of fertilizers. There are currently no artificial substitutes for Phosphorus and Potassium. Each of these three nutrients plays a different role in plant development. Without these nutrients, crops cannot achieve their growth potential. Potassium increases the yield and quality of agricultural produce, improves plant resistance to diseases and pests, increases the plant’s tolerance to drought and cold, contributes to the development of a strong and healthy root system, and improves the durability of agricultural produce in storage and transportation. The uniqueness of potassium is that it increases the efficiency of use of nitrogen and other nutrients. Therefore, the use of potassium results in better utilization of nitrogen fertilizer and prevents it from reaching groundwater or volatilizing. Meshy Ujvari, ICL Specialty Fertilizers, the Netherlands ICL Corporate Responsibility Report 95

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report aGRICuLTuRE & Controlled Release Fertilizers food ICL is a world leader in controlled release fertilizers that enhance the efficiency of nutrients and reduces their leaching and volatilization of nutrients into the environment. Thanks to these products growers around the world can use about 20-30% less nutrients and simultaneously achieve higher quality crops and yields. Controlled release fertilizers (CRF) allow accurate release of nutrients over time. CRF’s have a special coating that allows prolonged release of nutrients (over several weeks Water Conservation to several months compared to regular fertilizers that & Soil Conditioning dissolve in the soil and are only available for up to four weeks). During the past few years, several new coating Products technologies have been developed such as “Dual Coating This new product line is a recent technological Technology” and “E-Max Release Technology”. development of ICL. Water conservation products are used in professional turf to optimize quality and to keep water in the root-zone. A key brand is H2Pro, which also Controlled Release Fertilizers health. invigorates turf These products significantly reduce irrigation requirements. This new technology is also used in agriculture to allow better water availability around the root-zone of the crops. 96 ICL Corporate Responsibility Report 2016

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

AGRICULTURE & FOOD

Polysulphate

In 2012, ICL introduced a new multi-nutrient fertilizer, Polysulphate, which is available to plants in its natural state and is mined in the UK. It contains four nutrients which makes it a unique product: sulphur, magnesium, potassium and calcium. It is a soluble material and, therefore, its nutrients are readily available for plant uptake.

Field experiments conducted worldwide using Polysulphate have demonstrated its efficacy in increasing crop yields. The results have also indicated greater efficiency than standard sources of potassium and magnesium sulphates, as well as gypsum, with significant increases in yields.

Perhaps the most innovative aspect of Polysulphate is its low environmental impact. Polysulphate requires no processing and creates no waste products. The mineral is mined, crushed, screened and bagged with no chemical intervention or process.

It is a low carbon footprint fertilizer and helps farmers reach industry carbon targets. Polysulphate delivers dependable high value for low environmental impact and is certified for organic use.

Polysulphate:

Introducing Polysulphate:

Our Clients:


Polysulphate
S
K
Mg
Ca
POLYSULPHATE BENEFITS
POLYSULPHATE EXPERIMENTS AROUND THE WORLD
-1,200m
ICL
www.polysulphate.com

ICL Corporate Responsibility Report 2016 97

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

AGRICULTURE & FOOD

The BREATH Project: The Feasibility and Possible Added Value of Implementing Products of the Flotation Process to Modify Land Used to Grow Vines @ ICL Iberia

Flotation products are very rich in minerals making them particularly useful as correctors for soil used to grow vines. Their use can lead to the production of wines with special and unique characteristics. Wine production and mining are two very important sectors in Spain's Bages county, both of which have contributed to the development of the region. This project aims to bring together the region's two major sectors to generate a final product with markedly different character and identity, helping it to stand out among the growing competition and popularity of the wine industry in the country.

In September 2016, a project at ICL Suria began to study the initial results of a half-hectare vineyard planted in Balsareny which applied this type of sludge coming from Bages in order to study feasibility and the added value of introducing this product in the process of flotation plants to enrich soil used to grow grapes.

A Clear Case for Protein-Enriched Drinks @ ICL Ladenburg

Protein is an increasingly important part of many diets and high-protein diets are considered to be a highly popular nutritional trend, particularly in the Western world. Consequently, the market for protein-rich drinks is becoming more and more attractive.

Whey protein offers a high proportion of essential amino acids and is more rapidly absorbed by the body than any other type of protein which makes it particularly popular among power and endurance athletes. However, companies face new challenges in the process of protein enrichment, both concerning flavors and the preference of clear over milky drinks. While there are now a large variety of milk-based products available, clear protein drinks are the exception rather than the rule.

ICL Food Specialties, experts with long-standing experience in improving the texture and stability of foods, has in recent years focused increasingly on proteins. As part of the strategy, ICL acquired the Austria-based protein specialist Prolactal/Rovita and is now able to offer solutions that offer both a high protein level and pleasant mouthfeel for manufacturers not only of sports drinks, but also spritzers and beer.

Advanced solutions like ICL's BEKAPLUS BP 900® mean that a wide range of clear drinks can be added to the portfolios of the producers of protein-rich drinks. BEKAPLUS BP 900® can be added in the same production stage as sweeteners and flavorings with no need for expensive special equipment.

98 ICL Corporate Responsibility Report 2016

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

CREATING A GLOBAL KNOWLEDGE AND RESEARCH CENTER FOR FERTILIZERS AND PLANT NUTRITION

Plentiful Harvest

Plentiful Harvest - Project Results

CFPN & Agriculture

CFPN

2 ZERO HUNGER

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

17 PARTNERSHIPS FOR THE GOALS

In light of the critical need for more and higher quality food, as well as increased efficiency in the agriculture sector to respond to the world's growing population, decreasing agricultural land and the urgent need for greater environmental stewardship, in 2015 ICL established a Center for Fertilization and Plant Nutrition (CFPN).

The CFPN is a global center for research and knowledge in the field of fertilizers and plant nutrition in conjunction with Israel's Agricultural Research Organization (ARO), Volcani Center. The Bnei Shimon Regional Council are also members of the CFPN, representing the many farming communities in this part of the country. CFPN, which represents a unique Israel-based partnership between the public and private sector, fosters increased knowledge that is required now more than ever.

Despite the critical importance of fertilization and increased global awareness of the need to increase food production and food's nutritional value, the number of researchers in this area is diminishing. The CFPN was established to answer this need.

Research is conducted by ARO scientists in partnership with colleagues from other research institutions. CFPN offers scholarships and research grants to graduate and PhD students in Israel and from abroad. CFPN has already trained and worked with foreign students from Asia and East Africa.

Sharing Knowledge With Farmers

For over a decade, ICL carries out information campaigns by the Company's agronomists in developing countries including Bangladesh, Sri Lanka, China, the Philippines, Brazil and Mozambique. ICL personnel work with agronomists, researchers and government agencies around the world to do potash based agricultural research, farmers' meetings and provide training services through the International Potash Institute (IPI).

A prominent example of such campaigns from recent years is the "Potash for Life" program in India. The goal of the program is to reach isolated and remote villages, and to spread the word about the benefits of potassium as fertilizer for agriculture.

Mavuno Zaidi - Plentiful Harvest

Mavuno Zaidi, a swahili phrase that means 'plentiful harvest', is a large-scale farmer outreach program that was initiated by Syngenta in conjunction with ICL Fertilizers and run by Technoserve, an NGO that serves farmers across Africa. It is a public private partnership empowering smallholders in Kenya to increase yield and profitability in potatoes and tomatoes.

The large-scale outreach program aimed at training 15,000 small-scale potato and tomato farmers covering 17 counties in Kenya. Farmers were exposed to integrated training that encompassed business skills, agronomy skills and marketing skills. Results from 60 potato demonstration plots prove that balanced fertilization is profitable, with a value cost ratio of $23 for every $1 spent on fertilizer under the improved fertilization scheme recommended by ICL.

ICL Corporate Responsibility Report 2016 99

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

PRODUCT SAFETY

G4-DMA, G4-PR1, G4-PR6

ICL's product safety approach is to evaluate and manage its products throughout their life cycle in a responsible way. The company applies a rigorous and consistent approach to hazard and risk evaluations of new chemical products prior to their commercialization. In addition, existing chemical products are also evaluated at all stages of their manufacture and supply chain. ICL allocates resources to investigate and collect sufficient information and data on its products to fully characterize the product's safety to human health and the environment. This is accomplished by performing or obtaining toxicological studies, environmental fate and toxicity and more. The information is then used to classify each chemical and product according to the UN Global Harmonization System (GHS) for classification and labelling and its adaptation by numerous countries across the globe, or other relevant regulations. All of ICL's relevant chemicals are classified in line with their respective classification & labelling regulations.

As a leading global chemical company, ICL is careful to ensure that the chemical substances it produces and sells are handled in accordance with all rules and regulations throughout their life cycle.

ICL prepares documentation which provides information regarding the chemicals and enables proper guidance to workers, customers, and the public on the safe use of ICL chemicals and products. All ICL segments implement the European Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) by submitting documentation on chemical substances manufactured or imported into Europe in quantities of more than one tonne per year.

The Company has volunteered to lead and prepare the joint dossiers for dozens of substances (acting as a "Lead Registrant"). ICL is now preparing for the third deadline of the regulation, which is in 2018.

ICL is currently also engaged under REACH Regulation, with the evaluation stage of a number of its chemicals and is required to follow up and update all its Lead dossiers. The European Chemical Agency (ECHA) lists substances that are "substances of very high concern". ICL has a few products included in the list. ICL has developed sustainable alternatives for these products.

ICL is a producer of Methyl Bromide which has been included in the list of controlled substances under the Montreal Protocol (for soil fumigation). This substance is being phased out internationally other than for critical uses. As a result, ICL has significantly reduced its production of Methyl Bromide (for soil fumigation application) over the past 10 years.


Leon Terligen – ICL SF, Netherlands

100 ICL Corporate Responsibility Report 2016

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ENGINEERED MATERIALS


3 GOOD HEALTH AND WELL-BEING
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Merquel:

Flame Retardants:

MERQUEL® - Reducing Mercury Emissions

Coal burning power plants are today's largest source of mercury pollution in the environment. The EPA, US National Research Council, World Health Organization and many others agree that reduction of this pollutant is required in order to maintain human health.

Bromine-containing compounds, added to coal, or to the boiler combustion furnace, can be used to oxidize mercury present in coal, thereby enhancing the overall removal of mercury in downstream pollution.

ICL-IP inorganic bromides are being tailored to meet the increasing environmental demands in reducing coal burning power plants. Tests have shown that applying low dosages of MERQUEL® results in removal of over 90% of the mercury across a scrubber unit.

Transitioning to Sustainable Flame Retardants

ICL Industrial Products is making a significant shift in the marketplace from flame retardants used in years past to more sustainable options sought by today's consumers. Three examples of these new generation products are FR-1025, FR-122P and TexFRon®4002. These products, with a polymeric backbone, provide superior flame retardant benefits without potential environmental side effects like bioaccumulation.

Sustainable paint and coating products @ ICL Landenburg

In 2015 the Paint & Coatings division of ICL's Advanced Additives business unit added a new product, Lopon® E13, to its portfolio of environmentally-friendly defoamers. The product is comprised of more than 90% bio-renewable raw materials, and together with Lopon 81, serves as a sustainable alternative to classical mineral-oil based defoamers.

Since 2016 Paint & Coatings' global marketing strategy has included a focus on marketing environmentally-friendly defoamers.

ICL's success at developing environmentally-friendly products in addition to its classical offerings is generating strong customer interest for ICL Paint & Coatings worldwide, as well as new business opportunities in Asia.

ICL Corporate Responsibility Report 2016 101

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

SAFR® - A SYSTEMATIC ASSESSMENT FOR FLAME RETARDANTS

Flame retardants allow inherently flammable materials to meet rigorous fire safety tests. From everyday electronics to airplane plastics and cinema seating, flame retardant materials are an essential part of safe modern living. But fire safety should not compromise safety for human health and the environment.

SAFR® is a tool that measures the sustainability profile of individual flame retardants based on their use. The framework provides an evaluation of flame retardants in their applications, thus enabling users to select the most sustainable product for the intended use.

By using the latest available scientific data and building on accepted hazard criteria, SAFR® incorporates an estimated exposure component based on the level of contact to humans and/or the environment and measurable potential emissions of flame retardants during their use.

The assessment of the given flame retardant with SAFR® leads to the identification of:

1. uses that are either recommended, acceptable or not recommended, or
2. unacceptable hazard in which case alternatives should be identified.

Our assessment of flame retardants in their uses:

hazard / Exposure	LOW	MEDIUM	HIGH	UNACCEPTABLE
Low potential	Recommended	Recommended	Acceptable	To be phased out
Medium potential	Recommended	Acceptable	Not recommended	To be phased out
High potential	Acceptable	Not recommended	Not recommended	To be phased out

SAFR:

G4-PR1, G4-EN27

102 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report How we assess exposure SAFR® is a living and developing methodology. During SafR® - a SyS TEMaTIC 2016, the second version was finalized with an additional Our exposure assessment has a two-tiered approach. section addressing reactive flame retardant. We consider both: aSSESSMEnT foR The methodology behind the SAFR® is available for 1. The frequency of contact during the intended use any interested party upon request to ICL-IP. For more fLaME RETaRdanTS (e.g. TV, computer, car seats, insulations boards); information please see the SAFR® website: 2. The potential emissions of the flame retardant www.safrworks.com used due to either migration to surface (blooming), leaching or volatilization. frequent Contact Interior, seats occasional contact Under the hood parts Rare contact Wires, connectors G4-PR1 ICL Corporate Responsibility Report 2016103

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

VOLUNTARY EMISSIONS CONTROL ACTION PROGRAM (VECAP)

As part of its product stewardship activities, ICL Industrial Products (ICL-IP) has adopted a Voluntary Emissions Control Action Program (VECAP), a beyond-compliance program designed to reduce environmental emissions associated with flame retardants. As part of the program, ICL-IP works with customers to reduce the environmental impact of brominated flame retardants (BFRs) throughout the value chain.

During 2016 ICL IP achieved global coverage of all BFRs it produced in all regions, resulting in global coverage of 65% of all BFRs sold by ICL-IP.

We look to strengthened our cooperation organizations (such as Fretwork - a textile organization in the UK that represents many of our second line customers) to further extend VECAP coverage.

- We created a customer "sustainability" ranking and report on best practices instead of emissions per product. The customer "VECAP behavior" ranking is based on the VECAP questionnaire and therefore on housekeeping at the companies. Globally 19% of the volume sold is by customers ranked with a gold status
- In Europe, 65% of the volume sold is by customers ranked with a gold status


VECAP Commitments
USER PROCEDURES
USER SELF-AUDIT
VECAP PROCESS
IMPROVEMENT IMPLEMENTATION
SUPPLIER SUPPORT
IMPROVEMENT PLAN
Third Party Audit
External Reporting
EMISSIONS REPORT

Score Card Reporting

Reporting on best practices can be performed by means of a so-called score card. The score card gives an overview of housekeeping at a customer's production sites in a certain region. All relevant questions of the VECAP questionnaire are included and the answers are divided into VECAP's recommendation (OK), worst case (not OK) and unknown. The score card for Europe shows that housekeeping is at a high level in Europe.

VECAP

VECAP - Best Practices

G4-EN27, G4-PR1

104 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report VoLunTaRy Score Card - Europe Dust capture system with a filter 85% 1% 14% EMISSIonS ConTRoL Discharges of water streams from the aCTIon PRoGRaM plant without treatment 86% 0% 14% Empty packaging disposal (VECaP) Disposal of dust from the filter 85% 0% 15% Disposal of sludge 42% 0% 58% Packaging waste storage 70% 6% 24% Are powder spills cleaned up immediately? OK Not OK Don't know Rating based on volume of sales covered by VECaP Gold Silver bronze no info Europe 61.5% 16.7% 0.9% 17.3% North America 2% 35.0% 12.2% 32.9% Middle East 0% 1.4% 59.4% 50.8% Asia Pacific 8.3% 11.3% 48.6% 31.7% Japan 76.5% 0% 0% 23.5% Global 19.3% 11.6% 25.2% 43.9% G4-EN27, G4-PR1 For more about the VECAP program see ICL 2015 CR Report pp.130-131 and the VECAP website. ICL Corporate Responsibility Report 105

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report CIRCuLaR EConoMy In order to minimize its environmental impact at the ICL’s highly-integrated value chains use sophisticated end of a product’s life, ICL has embraced the Integrated processes which utilize by-products and waste products to and THE End of LIf E Industry approach. According to this approach, the enable the cost-efficient conversion of raw materials into industrial production process should shift from a linear higher value-added products. process, in which resources and capital pass through For example, ICL’s practice of vertical integration in its of ouR PRoduCTS the production chain and eventually become waste, to a Israeli operations for many years, where the same raw circular process where waste can serve as input for other material serves several of its business units, is now production processes. becoming an even greater opportunity. We see this as a As ICL develops more and more sustainable products from major focus of innovation. varied waste streams, there are also efforts to integrate its own products and byproducts into circular processes. 106 ICL Corporate Responsibility Report 2016

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LEADING IN BROMINE RECOVERY

Building a PolyStyrene Loop Demonstration Plant to Close the Loop for Bromine and Polystyrene

ICL is one of the two leading companies in a European recycling effort to recover bromine and polystyrene (PS) from waste from thermal insulation systems containing the flame retardant Hexabromododecane (HBCD). The effort, which began in 2015 and continued in 2017, included the establishment (March 2017) of the PolyStyrene Loop (PS Loop) Cooperative for the membership of the PS value chain plus the B.V. to actually built and run the demo plant. The Cooperative is established to handle and coordinate the overall PolyStyrene project the coming four years including a further role out over Europe to be able to cope with the upcoming large PS foam waste stream.

The input material will be PS used in External Thermal Insulation Composite Systems (ETICS) plus interior thermal insulation systems containing the now restricted HBCD and to ensure that the recovered polystyrene meets the limit of < 100 ppm of HBCD.

The Basel technical guidelines for waste containing Persistent Organic Pollutants (POPs) are now including this dissolution process to be able to transport this PS foam waste over Europe and getting this to the demoplant. To achieve this goal, the Cooperative plans to build a Demo plant based on the CreaSolv® Process, possibly located adjacent to the ICL Industrial Products plant in Terneuzen, the Netherlands. These efforts will take ICL and other members of the Cooperative a step closer to a circular economy for Polystyrene as well for bromine.

The PolystyreneLoop demo plant is intended to be a viable alternative to incineration for the long term. The processes to be conducted at the plant are considered the most sustainable form of raw material feedstock recycling and will contribute to a more circular economy: destroying the HBCD in the existing hazardous waste incinerator will be then transformed into bromine which will in turn be used to produce ICL's more sustainable flame retardant, FR122-P. Recovered polystyrene will be used to create new insulation panels.

In 2016, the pre-basic engineering for a demo plant was completed. It is expected to cost around € 6 million. The foundation has received a € 2.7 million Life Grant from the European Union and further the PS value chain has collected the needed € 2 million to be able to get the loan from the bank. In the meantime, the project has been presented at several conferences and workshops throughout Europe. For example, a soundboard meeting was organized in Amsterdam premises this year, together with the complete PS value chain. Among them the managing directors from the leading PS producers, directors of the main PS associations EUMEPS and EXIBA plus the largest PS recycle company Fisher in Germany

For further information regarding the "PolyStyrene Loop", see page 134 of ICL's 2015 Corporate Responsibility Report.

PolyStrene Loop

ICL Corporate Responsibility Report 2016 107

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL strives to minimize the environmental impact of its initiated the operation of a new, large joint venture operations. The Company routinely monitors its phosphate operation in Yunnan, China (“YPH JV”). ICL China performance to verify its compliance with performance YPH, which is now one of the largest ICL companies, was standards and regulatory requirements, and reports on not included in 2015 environmental data due to the very them in a transparent manner. short period during 2015 (less than 2 months) in which the site operated under ICL’s operational control. However, in Most trends in the ICL environmental data in 2016 are 2016 the YPH JV is included, for the first time, in all data related to a major recent acquisition. In late 2015, ICL EnVIRonMEnTaL PERfoRManCE detailed in this chapter. G4-13 108 ICL Corporate Responsibility Report 2016

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ENERGY CONSUMPTION

All industrial activity requires energy. There are two types of energy sources: non-renewable energy, which is derived from fossil fuels, and renewable energy sources, such as hydropower, sun and wind. Energy derived from non-renewable fossil fuels contributes to emissions of both health-related air pollutants and greenhouse gases.

ICL uses energy from various sources, mainly natural gas, oil shales, fuel oil, and diesel.

The Company's energy consumption is both direct and indirect. Direct energy is energy that is produced by burning fuels, mainly used to operate steam boilers, electricity generators and similar installations at the Company's sites, and also as fuel for vehicles. Indirect energy use is mainly via the purchase of electricity and steam from external suppliers..

ICL strives to continuously improve energy efficiency and to decrease its emissions by increasing its use of clean and renewable energy.

Total direct energy consumption

Million GJ


America
Israel
Europe
Asia & Australia
25
20
15
10
5
0
20.3
21.6
22.1
19.5
22.0
LA
1.92
2012
2013
2014
2015
2016

Total Indirect energy consumption

Million GJ


America
Israel
Europe
Asia & Australia
8
7
6
5
4
3
2
1
0
6.8
6.4
6.1
5.8
7.6
LA
0.635
2012
2013
2014
2015
2016

LA

Limited assurance procedures performed for 63% of ICL America's 2016 Total direct energy consumption, as described in the report, only.

Limited assurance procedures performed for 23% of ICL America's 2016 Total indirect energy consumption, as described in the report, only.

G4-DMA, G4-EN3

ICL Corporate Responsibility Report 2016 109

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ENERGY CONSUMPTION

In 2016, ICL's total energy consumption increased by 18% compared to 2015. This increase resulted from two main factors:

- the return to full production capacity at several of ICL's largest energy consuming sites, including ICL Dead Sea (DSW, DSM and DSB) as well as at ICL Neot-Hovav following a prolonged worker-strike at these sites in 2015;
- the inclusion of ICL China YPH JV, which consumes significant amounts of external electricity and coal, to the data inventory.

A portion of the increase was offset by extensive energy savings initiatives (see details on page 85). Therefore, despite the addition of YPH JV in 2016, the total ICL energy consumption is almost identical to 2014 consumption.

Direct energy consumption by fuel

Million GJ


Other
Naphta
Diesel
Oil Shales
Fuel Oil (mazut)
Natural Gas
Coal
25
20
15
10
5
0
20.3
21.6
22.1
19.5
22.0
2012
2013
2014
2015
2016

Natural gas consumption for 2016

GJ


America
Israel
Europe
Asia & Australia
LA
33,177
1,892,123
3,036,059
13,770,370
Total
18,731,729

LA

Limited assurance procedures performed for 64% of ICL America's 2016 Natural Gas consumption, as described in the report, only.

G4-EN3

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ENERGY CONSUMPTION

G4-EN5

Independent Power Production Facilities:

Conversion to Use of Natural Gas and Independent Power Production

In recent years, ICL made a strategic decision to increase its use of natural gas instead of 'heavy' fossil fuels (such as fuel oil, diesel and naphtha) to power its main production plants in Israel. By the end of 2016, approx. 97% of ICL Israel fuel consumption was comprised of natural gas. During 2016 two of ICL's sites in China (Shandong and YBKGT) also transitioned from coal and diesel to liquid natural gas. By the end of 2018, additional ICL sites are due to be connected to new gas supplies. They include ICL China YPH 3C, ICL Haifa F&C and ICL Rotem Zin. There are both economic and environmental benefits created by this strategic transition to natural gas.

Another initiative to achieve energy savings is integrating high efficiency cogeneration technologies at relevant ICL plants. Due to the known environmental and economic benefits of co-generation, the company plans to invest in such installations over the next several years, with a preference for sites where environmental and carbon taxes will provide further incentive for the investment.

Energy per Potash production

GJ consumed/Metric ton produced


2.5
2
1.5
1
0.5
0
2.06
2.14
2.19
2.21
2.08
2012
2013
2014
2015
2016

Energy per Phosphate production

GJ consumed/Metric ton produced


4
3
2
1
0
3.84
3.63
3.27
3.21
3.05
2012
2013
2014
2015
2016

ICL Corporate Responsibility Report 2016 111

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

GREENHOUSE GAS EMISSIONS & CLIMATE CHANGE

ICL 2016 CDP Report

G4-DMA, G4-EN13, G4-EN15, G4-EN19

ICL takes various measures to continue its ongoing improvements in GHG emissions. The main initiatives to date have included reductions of GHG emissions from the chemical processes in relevant production sites (see "CDM projects" on p.142 of ICL's 2015 CR Report), transition to natural gas as its primary fuel source, improving efficiency in energy usage, and increasing its dependency on external electricity generated from natural gas, and, where available, from renewable energy sources. ICL's GHG emissions have been reduced by 25% compared with the 2008 base year emissions. This constitutes 82% of the planned decrease for 2020. It should be noted that if excluding YPH, ICL has already surpassed it's 30% reduction target for 2020. However, total ICL GHG emissions increased by 20% from 2015 to 2016. The grand majority of this increase is attributed to the newly included ICL China YPH JV. Most YPH JV GHG emissions are generated from its large phosphate and fertilizers plant, 3C, and are attributed to external electricity consumption, process CO_2 emissions from phoshate rock acidulation and coal combustion. However, by the end of 2018 YPH 3C is due to be connected to new natural gas supplies, replacing its use of coal which will reduce the site's emissions.

Another reason for the increase was the conclusion of the 2015 worker strike and return to regular production levels at the ICL Dead Sea and Neot Hovav sites. In addition, ICL Israel temporarily returned to depending primarily on external electricity from Israel's IEC national grid – which is more carbon intense – in contrast to 2015 when most external electricity was purchased from OPC, a private power plant based on natural gas. ICL's contracts with OPC expired in early 2016. A new, high efficiency power plant in Sdom, which is expected to become fully operational at the end of 2017, will be powered completely on natural gas and will replace virtually all of the external electricity purchased by all ICL sites in Israel, reducing the Company's emissions.

Total GHG emissions

Thousands of tonnes CO_2e


3500
3000
2500
2000
1500
1000
500
0
3,221
2,924
2,701
2,624
3,152
2012
2013
2014
2015
2016

* A possible update to the target will be considered in 2017 due to the significant increase in emissions resulting from the addition of the ICL China YPH JV into the ICL GHG inventory.

112 ICL Corporate Responsibility Report 2016

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GREENHOUSE GAS EMISSIONS & CLIMATE CHANGE

ICL has set a goal of achieving a 30% reduction of its overall Scope 1+2+3 emissions by 2020 (using 2008 as its base year)*.

CDP Reporting

ICL submitted a comprehensive report on its greenhouse gas balance to the international Carbon Disclosure Project (CDP) as well as its corporate strategy regarding climate change. For its high level of disclosure and performance, ICL receive an A- score for the 2016 report- the second highest score among global fertilizer producers.
For further information please see p.86.

Total GHG emissions by categories

Tonnes of CO_2e

Scope 2 by region, 2016

Tonnes of CO_2e



Scope 1-Direct emissions
Scope 2-Indirect emissions from energy consumption
Scope 3-Other indirect emissions
America
Israel
Europe
Asia & Australia
184,299
1,082,921
1,886,627
Total
3,153,847
101,539
LA
184,326
537,714
259,341
Total
1,082,921

LA

Limited assurance procedures performed for 30% of ICL America's 2016 Scope 2 market-based Greenhouse Gas (GHG) emissions data, as described in the report, only.

G4-EN15, G4-EN16, G4-EN17

ICL Corporate Responsibility Report 2016 113

Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

AIR QUALITY

Air quality at production sites and reducing emissions to the air are a central goal of ICL's environmental strategy.

Air pollutants are substances, gases and particles in the air, whether from natural sources or resulting from human activity. Human endeavors, such as the generation of energy, industrial and agricultural activity and transportation, are responsible for generating the majority of air pollutants. Common pollutants in the industry are nitrogen oxides (NOx), sulfur oxides (SOx), particulate matter (PM) Volatile Organic Compounds (VOC) and others. ICL regularly measures the emission of pollutants in order to monitor and locate uncontrolled emissions, in accordance with the provisions of the law and the conditions set in our business licenses, through the use of accepted technologies.

Moreover, ICL is taking steps to reduce air emissions of various pollutants in various ways, such as implementing innovative emission prevention solutions and switching to cleaner fuels. As a result, since 2008, the Company's SOx emissions have been reduced by 34%; NOx emissions by 86% and PM emissions by 60%. Moreover, PM emissions

NOx

Thousands of tonnes


America
Israel
Europe
Asia & Australia
2.5
2
1.5
1
0.5
0
2.2
2.0
1.8
1.7
1.5
2012
2013
2014
2015
2016

SOx

Thousands of tonnes


America
Israel
Europe
Asia & Australia
6
5
4
3
2
1
0
5.8
5.5
4.8
5.2
6.0
2012
2013
2014
2015
2016

G4-DMA, G4-EN21

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Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

AIR QUALITY

have been reduced by more than 99% compared to 2005. The most prominent cause of these reductions is the Company's transition to natural gas at ICL Israel. The specific decrease in NOx emissions in 2016 was primarily attributed to a decrease in fuel engine usage at ICL UK CPL. The specific increase in SOx emission resulted mainly from an increase in the activity of sulphuric acid generating facilities at ICL Rotem. Another reason was the inclusion of the ICL China YPH JV, which was also the main cause of the increase in PM emissions. However, the relative SOx emission per phosphate production has actually decreased with the addition of the YPH JV.

The decrease in VOC emissions resulted from a change in the way emissions are calculated in some ICL US site, in coordination with local regulators. This included ICL US Charleston and Gallipolis Ferry, which are ICL's largest VOC-emitting sites.

PM
Thousands of tonnes


America
Israel
Europe
Asia & Australia
0.8
0.9
0.8
0.6
0.8
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
2012
2013
2014
2015
2016

VOC
Tonnes


America
Israel
Europe
Asia & Australia
81
86
91
88
62
0
20
40
60
80
100
2012
2013
2014
2015
2016

G4-EN21

ICL Corporate Responsibility Report 2016 115

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report aIR Q uaLITy nox Emitted per production Sox Emitted per production PM emitted per production kg emitted/metric ton produced kg emitted/metric ton produced kg emitted/metric ton produced Phosphate production Potash production Phosphate production Potash production Phosphate production Potash production 4.69 4.63 4.66 4.40 3.38 0.17 0.17 0.16 0.50 0.15 0.44 0.13 0.37 0.27 0.24 0.21 0.19 0.06 0.17 0.16 0.11 0.04 0.03 0.03 0.02 0.30 0.10 0.02 0.01 0.00 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 ICL 116 Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About AICL Chairmanand CEO Overview Economic Responsibility Responsibility Responsibility the Report

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WATER CONSUMPTION

LA

Limited assurance procedures performed for 93% of ICL America's 2016 Potable water consumption, as described in the report, only.



G4-DMA, G4-EN8

Note: All figures exclude annual water withdrawal from the Dead Sea, which is regarded as raw material. For details of ICL's use of Dead Sea water, see the chapter "Managing our Mining Operations - Dead Sea" chapter in this report.

Water is the most widely consumed natural resource and the single most essential foundation for our existence. Clean, safe drinking water is scarce. Less than one percent of the water on earth is available for human consumption.

Some of ICLs' major production sites are in water-stressed regions. Water conservation is therefore inherent in our business culture. We continuously strive to decrease our water use, especially of potable water. Where possible our production sites use brackish water for production processes or other water not suitable as potable water.

Potable water consumption

Grid/tap water and potable well water

Millions of cubic meters


America
Israel
Europe
Asia & Australia
20
15
10
5
0
16.5
17.2
16.7
18.9
18.4
LA
1.58
2012
2013
2014
2015
2016

The 34% increase in non-potable water consumption between 2015 and 2016 was mostly derived from the addition of ICL YPH JV which uses a significant amount of lake water for its production processes, as well as increased brackish well water consumption by ICL Dead Sea due to the conclusion of its 2015 strike and its return to regular production levels.

Non-Potable water consumption

Brine, brackish water, sea water, river water and rainwater*

Millions of cubic meters


America
Israel
Europe
Asia & Australia
60
50
40
30
20
10
0
50.4
48.5
43.5
37.2
53.5
1.70
2012
2013
2014
2015
2016

118 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report WaTER The 3% decrease in potable water consumption was mostly derived by ICL Rotem which consumed less grid ConSuMPTIon water in 2016 due to greater availability of non-fresh water as a substitute. Water per Potash production Water per Phosphate production m3 consumed/Metric ton produced m3 consumed/Metric ton produced Relative Potable water per Potash production Relative Potable water per Phosphate production Relative Non Potable water per Potash production Relative Non Potable water per Phosphate production 11.63 8 11.21 10.8 10.33 7 6.7 6.1 5.8 8.63 6 5.3 5.51 5 6.86 4 4.58 3 3.86 2 2.71 2.22 1 0.15 0.14 0.14 0.22 0.16 G4-EN8 0 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 ICL Corporate Responsibility Report 2016 119

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

WASTEWATER & WASTE

ICL takes various steps to reduce its quantity of wastewater and waste produced and maximize re-usage and recycling.

ICL implements a "circular economy" approach. In Israel, primarily, the waste streams of some plants serve as input materials for other production processes. In other production sites, ICL uses streams from other companies as part of a broader value chain. The Company is trying to "close the loop" in both its production processes and its products. Despite the recent addition of the ICL China YPH JV, total ICL wastewater amounts remained almost the same in 2016 compared to 2015. Since 2009, YPH has been engaged in a major project to eliminate all of its wastewater output. The "zero discharge" project is being achieved via cascade utilization, grade utilization, recycle collection, reuse systems and other means. This has also resulted in a significant decrease in wastewater

LA

Limited assurance procedures performed for 40% of ICL America's 2016 Wastewater discharge, as described in the report, only.





G4-DMA

**Note: All figures exclude annual water return to the Dead Sea, which is regarded as part of the raw material cycle. For details of ICL's use of Dead Sea water, see the chapter "Managing our Mining Operations - Dead Sea" chapter in this report.*

Wastewater discharge*

Millions of cubic meters


America
Israel
Europe
Asia & Australia
30
25
20
15
10
5
0
27.3
29.2
29.2
24.3
24.7
2.44
LA
2012
2013
2014
2015
2016

Wastewater per production

m³ /metric ton produced


Phosphate production
Potash production
6
5
4
3
2
1
0
5.58
2.35
5.37
2.46
5.14
2.52
4.1
2.84
2.58
2.57
2012
2013
2014
2015
2016

120 ICL Corporate Responsibility Report 2016

Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report WaSTEWaTER & per phosphate production. *However, the greatest impact of the YPH JV on ICL’s environmental data for 2016 is in WaSTE its non-hazardous waste amounts, as the company has sold and transferred 750,000 tonnes of gypsum waste for recycling, an amount significantly greater than all other ICL waste streams combined. As a result, the recycling rate of non-hazardous waste peaked in 2016. non-hazardous waste non-hazardous waste treatment methods Thousands of tonnes % of total ICL non-hazardous waste output of each year Non-hazardous waste Landfill Recycling/Reuse Incineration Stored on site America Israel Europe Asia & Australia 100 97% 90 1000 80 882 70 63% 800 59% 60 48% 50% 50 Limited assurance procedures 600 47% 38% performed for 13% of ICL America’s 40 45% 2016 Non-Hazardous waste, as described in the report, only. 400 30 35% 20 200 3% 87.3 10 4% 3% 65.9 90.4 2% 57.2 47.5 1% 2% 0% 0% 0% G4-EN23 0 10.1 0 1% 2012 2013 2014 2015 2016* 2012 2013 2014 2015 2016 ICL Corporate Responsibility Report 2016 121

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Economic Overview Responsibility Responsibility Responsibility the Report WaSTEWaTER & Hazardous waste Hazardous waste treatment methods Thousands of tonnes % of total ICL Hazardous waste output of each year WaSTE America Israel Europe Asia & Australia Landfill Recycling/Reuse Incineration 70 66.9% 30 60 54% 56% 25.5 54% 25 23.8 50 44% 19.1 19.8 20 18.2 39% 40 43% 35% 34% 15 30 21% 10 20 15% 12% 13% 9% 5 10 7% 0.236 0 0 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 Hazardous waste quantities also increased by 5.6K tonnes More than 95% of hazardous waste is treated in in 2016. The main reason was an increase in the removal countries of origin. of filter cake waste, a significant waste stream which heavily fluctuates between years (and is removed only following specific accumulations). G4-EN25 122 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About AICL Chairmanand CEO Overview Economic Responsibility Responsibility Responsibility the Report

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report SoCIaL reSponSIBILItY

Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL strives to have a positive impact on all people with whom it interacts, or who are affected by its activities. Our Goal is to Transform This basic desire is a key factor in the Company’s business ICL into a Unified, Global strategy and is rooted in its organizational core values. Company. ICL’s social responsibility is demonstrated in its corporate strategy which is targeted to fulfill essential needs of customers in its three end markets. Following the strategy, the Company identifies the needs that are most important SoCIaL for society and selects the ones that are most relevant for ICL. This enables ICL to develop products and solutions that address the world’s future needs, such as fertilizers that increase food yields to meet the demands resulting from a growing population and a shortage of arable land. Further, ICL’s commitment to social responsibility permeates every aspect of the Company. From promoting ethical business conduct and fair labor practices to supporting employee development and investment in RESPonSIbILITy the community, ICL has created a culture of integrity and purpose that unifies its employees around the world. The Company’s social responsibility guides it in its response to the challenge of sustainable development and in the way in which it manages its operations to produce an overall positive impact on its employees and their families, as well as those of the local communities in which its facilities are located and society at large. G4-DMA ICL Corporate Responsibility Report 2016125

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FAIR & RESPONSIBLE EMPLOYMENT

G4-DMA, G4-11, G4-10, G4-HR4, G4-HR5, G4-HR6

ICL is committed to providing equal opportunities to its employees. This commitment is embedded in its policies, procedures and practices and in its prohibition against all forms of illegal discrimination. By treating employees fairly, and evaluating them solely on their merits, ICL can target the best candidates for career advancement. Employees, the company and communities all reap the benefits of these fair labor practices.

ICL observes all applicable labor and employment laws wherever it operates, including those laws that pertain to freedom of association, privacy, collective bargaining, forced, compulsory and child labor, and employment discrimination. The Company's employees are employed according to employment terms prevalent in the countries in which they are employed.

In 2012, ICL began to implement the first stages of its Labor Law Enforcement Plan in Israel. The objective of the plan is to ensure that all ICL operating activities are performed in compliance with labor laws. ICL will achieve this through employee training and refreshment courses, audits by labor attorneys, and documentation of all labor practices. The first stages of the plan have concluded. All gaps between labor legislation in areas where ICL has a significant volume of activity and ICL's operations on the ground have been mapped. No significant gaps were found, and a plan was designed to close the small gaps that were identified.

(LA) *Limited assurance procedures performed for ICL's 2016 Geographic Breakdown of employess, as described in the report, only.*

Geographic Breakdown of Employees

	2016 (LA)	2015	2014
Israel	4,761	4,812	4,940
China	2,816	3,057	614
Spain	1,294	1,300	1,270
Germany	1,157	1,170	1,539
UK	827	1,162	1,203
USA	1,021	1,142	1,123
Netherlands	639	576	494
Brazil	264	249	234
France	127	120	343
Other	508	462	697
Total employees	**13,414**	**14,050**	**12,457**

The decrease in the number of employees stems mainly from implementation of an efficiency plan in ICL UK and a decrease in the number of employees in a Chinese joint venture (YPH), as well as a result of the sale of non-core businesses in the US.

Approximately 75% of our employees are subject to collective bargaining agreements. There is no risk of forced labor. No operations and suppliers have been identified in which the right to exercise freedom of association and collective bargaining are violated.

ICL does not employee workers who are under the age of 17 and no employees at production sites are under the age of 21.

126 ICL Corporate Responsibility Report 2016

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FAIR & RESPONSIBLE EMPLOYMENT

Careers at ICL:

Employing Individuals with Disabilities

Assimilating Employees with special needs (Hebrew):

G4-HR4, G4-DMA, G4-10, G4-LA12

Senior employees in special positions and members of management are employed under individual agreements. These agreements are for an indefinite period but can be terminated after giving the employee the requisite notice.

There is very limited seasonal employment (primarily used to reinforce the manufacturing workforce, when, for instance, there is a need to rapidly increase production of products to extinguish forest fires, or when employees must be replaced during summer holidays).

Workforce Breakdown by Employee Attributes*

Percentage of group in workforce	
Female employees	17%
Male employees	83%
Non-managers employees	85%
Managers employees	15%

Breakdown of Employees per Category According to Gender, Age group and Minority Group.

	Non-manager employees	Manager employees
Percentage of female	15%	17%
Percentage of male	85%	83%
Percentage of individuals under the age of 30	10%	1%
Percentage of individuals between the ages of 30-50	54%	54%
Percentage of individuals over 50 year old	37%	46%
Percentage of individuals defined as minority group members	5%	4%

**The percentage of employees represented in the tables above is more than 67% of ICL's total workforce. Of ICL's employees represented, about 2.3% percent are individuals who are defined as people with disabilities.*

ICL Corporate Responsibility Report 2016 127

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report EMPoWERInG ouR We enable our employees to thrive within our organization through implementation of our “ONE ICL” strategy. ICL regularly EMPLoyEES invests in the empowerment and development of managers and employees, through training programs, enrichment and ICL Annual Awards guidance from the Company’s personnel and funding support Employees are invited to participate in ICL’s Annual for external training. Awards. The objective of the awards is to reward ICL’s operations are managed by an international management outstanding performance by employees, encourage team with extensive industry experience. ICL develops leaders innovation and friendly competition among employees with strong experience in their fields and the culture to drive and to connect employees to the Company’s ONE ICL change and innovation within the Company. ICL also brings strategy. in leaders from outside the Company to supplement its Teams of employees are invited to submit their expertise. ICL focuses on nurturing and empowering talent nominations for projects in categories ranging from through a global platform of qualification, collaboration and commercial and operational excellence to innovation communication that reinforces innovation. and safety. Projects must be demonstrated to As part of the “ONE ICL” culture, we are optimizing our internal have achieved significant, positive and measurable processes to share best practices across our Company. In results. Winners are announced at an annual awards addition, we are strengthening our innovation platform and ceremony. rewarding and empowering our employees. Working at ICL G4-DMA, G4-LA10 2016128 ICL Corporate Responsibility

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report EMPoWERInG ouR “Learn, Create, Innovate” - Innovation @ IMI TAMI Institute for Research & Development. EMPLoyEES In 2016, ICL’s central R&D institute, IMI TAMI, initiated a At the conclusion of a nine month period which included program to promote and implement innovation in multiple internal meetings as well as lectures by outside conjunction with the Technion Innovation Center. The experts, dozens of innovative ideas were raised. Each team aim of the program was to acquire creative thinking skills prepared an R&D proposal and basic business plan for as an integral part of the organizational culture. The the preferred idea (“finalist”). A total of 4 ideas were moved process provided tools and methodologies for innovation to the next step with the initiation of an R&D project. The management as part of employees’ daily routines. entire process and its results were presented to IMI TAMI employees at a conference with an invitation to join the The process include an organizational innovation process. A bank of ideas for future consideration was also diagnostic process to evaluate whether organizational created. characteristics support or inhibit an atmosphere of innovation; a management workshop to identify and The primary goal of the project was achieved: to introduce assign subjects; team workshops; and the promotion the concept of innovative thinking into the day-to-day work of a company-wide organizational innovation program of ICL’s employees. to implement an organizational culture to support innovation. G4-DMA, G4-LA10 ICL Corporate Responsibility Report 2016129

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report EnHanCInG In 2015, the Company expanded assimilation of its based on goals, performance evaluation, and group and performance management infrastructure and human individual development plans deriving from them. The PERfoRManCE resources management. In this context, the Company assimilation of the global processes is expected to is assimilating a uniform technological infrastructure expand to include additional processes in the fields of and HuMan for managing and developing human resources within compensation and communications. By the beginning of all of its units, worldwide, as well as global uniform 2018, it is expected to enhance the relationship between work processes. The assimilated system includes the performance and compensation, and to cover about 80% RESouRCE administration of employees’ data, learning and training of the Company’s personnel. processes, and managing the performance of all of the dEVELoPMEnT Company’s employees. Since 2015, the upper echelons of the Company’s management (constituting approximately 10% of the Company’s human resources) have been participating in a performance management process G4-DMA, G4-LA10 Ron Winkels – ICL Summerville, US 130 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report PRoMoTInG nEW Apprenticeship Programs Dual Education Training SKILLS @ ICL Israel Agreement @ ICL Iberia ICL promotes skills among high school students in Iberpotash collaboration with industrial schools that operate under DUAL MAP is a dual education program developed by the auspices of Israel’s Ministry of Industry and Commerce. ICL Iberia, whose main purpose is to fulfill the needs Each student that works for ICL is assigned a mentor who of the region, the mining sector, and ICL Iberia, for is an employee of the Company and who accompanies trained and qualified people to undertake jobs at the the student along his/her path, whether in terms of mines. professional instruction or practical training. In 2015, the Department of Education of the Generalitat of Catalonia signed an agreement with ICL Iberia Iberpotash to promote “FP Dual” (Dual Vocational Training). In the 2015-2016 academic year, the MAP program had 52 students who took an aggregate 2,330 hours of training, of which 1,010 hours was practical training in the company. The DUAL MAP project was selected in a call for proposals promoted under the Enterprise 2020 initiative, which is a response by organizations working in the field of CSR in Europe to address challenges set by the European Commission in its Europe 2020 strategy which calls for smart, sustainable and inclusive growth. Apprenticeship Programs: ICL Corporate Responsibility Report 131

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HIRING THE BEST

5 GENDER EQUALITY

Rotem (Hebrew):

DirectEmployers Association

Olim Beyahad

G4-DMA

We strive to hire the best people at ICL. That requires us to search harder and in more diverse places for the best talent, and to be proactive in our employee search processes.

To further our vision, ICL has created a global diversity plan to diversify our workforce and make ICL an even more inclusive workplace that provides opportunities for employees to create value and develop innovative solutions for the company and the markets it serves. The Company has established local committees in each of the regions of its operations (the Americas, EU and Israel) and, for each region, a diversity plan in accordance with ICL's global guidelines and local rules.

In Israel we have begun to be proactive in our search for employees from diversified groups. We have changed our recruiting procedures to better accommodate talent from different cultures and backgrounds. Local managers are attentive to this shift and prepared to change their hiring practices.

In the US, ICL sells product to the federal government and this requires that we have what is known as an Affirmative Action Plan (AAP). The AAP requires the company to compare the diversity of our workforce with that of the qualified people within the geographic area from where we recruit for each type of position. We do this comparison annually and share the results with appropriate managers. If it determines our workforce isn't representative of the qualified people in the geographic recruiting area then we actively reach out to groups representing women, minorities, people with disabilities and/or military veterans.

This outreach is designed to increase the likelihood the best candidate is from the under-represented group.

ICL has extended these programs across the US to include our facilities that are not directly involved with the US government and thus not required to abide by these hiring requirements.

Our European operations are likewise working to create greater diversity and inclusion among their employees. To transform our HR vision into concrete action, ICL is raising awareness and educating our HR departments and their recruiting personnel. We are extending our outreach programs by working together with various non-profit organizations and associations such as "Olim Beyahad" in Israel. In addition, in the US we are a member of the DirectEmployers Association. This association automatically looks at our job posts on our internet site daily and reposts them to hundreds of relevant diversity targeted jobs websites. By doing so, we are increasing our pool of available candidates.

In addition to these processes, we hold roundtables to map our current employment situation at ICL. We have also created global and local teams, as well as a long-term work plan, to increase diversity in our workforce. This is a lengthy, but worthwhile process that is broadening our pool of candidates and helping us to hire the best people at ICL.

The right person for the right job - no barriers.

132 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report PRoTECTIon of ICL is committed to the protection of human rights and is To the best of ICL’s knowledge there are no human rights therefore careful to maintain the dignity and rights of its violations in ICL’s sites around the world. employees, their families, the local communities in which it HuMan RIGHTS ICL’s standard of commitment to the protection of human operates and all persons with whom it comes in contact. rights applies in all regions and areas of its activities, including the Company’s production and logistics operations sites. Means of Human Rights Protection Acquisitions made and business relations created in developing countries require ICL to emphasize compliance The Company supports human rights as defined in with human rights standards. the United Nation’s Universal Declaration of Human Rights. The Company prevents violations of human rights as defined by the laws of each country and site where it operates. The Company initiates and participates in constant dialogue with communities and other stakeholders, in order to identify potential risks for human rights violations and minimize any adverse effects. For further details, please see the section on Transparency and Dialogue with Stakeholders in this and our previous reports. The Company adheres to its Guiding Principles for protection of employees’ basic human rights, which includes support for equal rights and prevention of forced employment, child labor and discrimination. The Company contributes to the economies and communities in which it operates and consequently, G4-DMA indirectly, helps to uphold human rights. ICL Corporate Responsibility Report 133

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MaInTaInInG a SafE A safe and healthy work environment is a top priority at ICL. Industrial production, especially in heavy and chemical & HEaLTHy Wo RK industries, requires taking special precautionary measures to maintain a safe and healthy work environment. EnVIRonMEnT Some of ICL’s raw materials, production processes and products, represent a high risk to anyone who deviates from the required, professional safety standards or from the SafETy mandatory means of safety. Total days Missed due to Safety Incidents Total Work accidents Company employees only Company & contractors oCCuPaTIonaL 3,500 180 3,084 HEaLTH & 3,000 148 2,618 2,659 150 2,477 2,500 120 123 2,309 117 120 104 2,000 90 1,500 60 1,000 500 30 G4-DMA, G4-LA6 0 0 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 134 ICL Corporate Responsibility Report 2016

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MaInTaInInG a Saf E To ensure the safety of its workers and others at its plants, ICL seeks to comply with strict occupational safety and ICL is aggressively pursuing a & HEaLTHy WoRK health standards prescribed by local and international zero accident goal. Towards laws and standards. ICL invests extensive resources in training and mentoring, as well as other safety measures, this end, ICL is constantly EnVIRonMEnT in order to continually improve occupational safety and striving for improvement and health as well as to prevent accidents. excellence in safety at all of In 2015 there was a significant strike at several main production facilities in Israel that reduced work days its sites. significantly. In 2016 all facilities were in full production mode. This resulted in an increase number of work accidents compared to 2015, but on a multi-year basis we are consistent with a downward trend in the amount of work accidents. Since 2011, ICL has succeeded in reducing the total number of work accidents of both company employees and contractors. ICL Forum of Excellence for Global Corporate Safety ICL maintains a Forum of Excellence for Global Corporate Safety which includes safety personnel from ICL companies located in Israel and around the world. The Forum discusses ICL guidelines and policies and showcases events, lessons learned and activities held at various ICL companies. G4-DMA ICL Corporate Responsibility Report 2016135

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MaInTaInInG a SafE Comparative accident figures for 2010-2016 & HEaLTHy WoRK 2016 2015 2014 2013 2012 2011 2010 EnVIRonMEnT Rate of work accidents (IR) 0.7 0.7 0.8 0.8 0.8 0.9 1.1 Rate of lost workdays (SI) 22.1 23.2 22.6 23.3 28.6 22 31 Nonfatal work accident requires at least one day absence following the event. Despite ICL’s ongoing efforts to reduce work accidents worker. In addition, 115 non-fatal work accidents occurred, at its sites, in 2016 two fatal work accidents occurred, of which 80 involved ICL employees and 35 were contract one involving an ICL employee and the other a contract workers. G4-LA6 2016136 ICL Corporate Responsibility

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WORKING SAFELY

G4-DMA, G4-LA7, G4-LA8

As a chemicals industry company, we are inherently exposed to hazards relating to materials, processes, production and mining. We take precautions to enhance the safety of our operations and to reduce risks. ICL manages its occupational health & industrial hygiene to recognize, evaluate, and minimize employees' exposure to occupational health hazards. ICL has a Safety Center of Excellence that evaluates the safety performance of ICL's sites on a global scale as well as shares best practices and creates internal guidelines. In addition, ICL's employees conduct repeated safety trainings to minimize risks and accidents. ICL also monitors working conditions and has implemented internal employee health and safety (EHS) standards that are much stricter than regulatory demands. Air quality monitoring is implemented at all relevant facilities. The health of employees is checked regularly, and all required and agreed upon safety equipment is provided to our employees.

EHS-related activities are conducted at ICL facilities worldwide. Actions range from implementing multi-year dust reduction plans and installing better lighting to providing ergonomically correct equipment. ICL does not have workers involved in occupational activities which have a high incidence, or high risk of specific diseases. There are instances where employees work in areas with potential risks. To mitigate these risks, ICL requires and provides the use of safety equipment.

ICL's subsidiaries maintain safety committees that are comprised of representatives of management and employees. Each committee defines and implements safety measures such as mandating the use of personal protection equipment, requiring periodic checkups for employees and collecting fines for safety violations.

Safety and health issues are also included in the Company's contracts with employees. These agreements include provisions such as mandatory medical examinations prior to employment and subsequent, regular medical examinations, the frequency of which are determined by age and position. Work regulations include instructions on a range of issues, including hygiene, as well as explicit disciplinary measures in the event of safety violations.

The following health and safety topics are covered by the Company's labor agreements in Israel:

- Personal protective equipment
- Joint management - employee health and safety committees
- Participation of worker representatives in health and safety inspections, audits and accident investigations
- Training and education in health and safety issues
- Complaints mechanism - right to refuse unsafe work
- Periodic inspections
- Enforcement

ICL Corporate Responsibility Report 2016 137

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report CHanGInG THE Reducing the risks of industrial accidents is a top priority The Company has established improvement teams that at all of ICL’s sites and facilities. One of ICL’s main safety operate at plants to develop and implement advanced SafETy CuLTuRE goals is to raise awareness of employees to the risks and original ideas for improving safety. Contests, including around them and to reduce the number of incidents and prizes for safety achievements, are held annually. accidents. ICL does so by creating a unified, proactive and Many managers of ICL plants in Israel undergo a preventative safety management routine. certification course for work safety established by the This proactive outlook is changing our safety culture and is Ministry of the Economy. Safety and occupational health helping us to better manage our work environment. enforcement plans are implemented at all segments, in addition to regular internal and external audits, to confirm We continue to implement our ‘Safety by Routines’ and compliance with the law and ICL instructions. Analysis H.O.P programs, to create a better safety culture. Several of accidents and “near misses” is conducted at all ICL of the Company’s subsidiaries award ICL and contractor companies. employees for their safe behavior and others engage in annual safety contests between organization units. Changing Safety Culture Avishai Yarden – ICL Dead Sea, Israel 2016138 ICL Corporate Responsibility

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CHANGING THE SAFETY CULTURE

Infrastructure Safety - High & Above @ ICL Ludwigshafen

Industrial enterprises are obliged by law to perform monitoring and checks of buildings and plants in order to identify possible problems in advance. This demand is increasing in frequency, and the results of these checks must be documented accurately. In past years, lift platforms had to be rented especially to carry out these tasks. This is an expensive and time-consuming technical procedure and not always fully satisfactory for reliable detection of damages.



A new and better way is now part of this process. After obtaining the required official "permit for the employment of unmanned aircraft", ICL's Infrastructure department purchased a camera-equipped drone. With the help of the easily maneuverable camera drone, it is now possible to discover and document even small leakages, damaged roof tiles, etc. in places which would be hardly accessible via a lift platform.

Award for Safety Programs @ ICL Ladenburg


ble Care

ICL Germany's work safety program was awarded the Responsible Care prize of the Association of the Chemical Industry of the state of Baden-Württemberg. The award is given for proactive action promoting health protection, environmental protection, and safety. Bernd Koch, Head of HSE (right) received the award for his outstanding concept and the sustainable development of campaigns and programs at ICL's various German sites over the past years.

ICL Corporate Responsibility Report 2016 139

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report SECuRITy ICL operates numerous mining and chemical production department cooperates with human resources as part of sites, many of which contain hazardous materials and recruitment procedures, as well as with the Company’s valuable equipment. To ensure the security of these sites, legal, compliance and internal audit departments with as well as the security of ICL’s employees and neighboring respect to investigations and integrity. The Security communities, the Company invests significant efforts and department also advises, coordinates and distributes resources. information to all ICL companies worldwide, and is also prepared to provide assistance in the event of an It also maintains a dedicated security policy based on emergency at an ICL site. implementing relevant Israeli and international laws and regulations. In addition, the Company has implemented significant improvements in the security of its plants. These include: The Company’s security operations are conducted in full cooperation with local security forces. Security issues Improvements in the level of security training and are examined routinely around the world as part of the competency of officials to meet strict regulations Company’s periodic internal controls. Improved measures/technological security systems Over the past few years, ICL has significantly improved its (peripheral cameras, motion detectors, radar, entry security readiness with respect to technological aspects control for transporters, etc). and policy. This included the establishment of a global Improved security control centers for factories, some security policy and a uniform standard for all of ICL which of which operate 24/7 meets and exceeds relevant standards. The Company is also implementing a global Fraud Prevention Plan. Establishment of control procedures and security Full cooperation exists between security and regulatory checks at the entrance to the Company’s facilities Emergency Teams (Hebrew): systems on all relevant security issues. The Security In Israel, where ICL operates a number of major production sites, ICL has implemented a three-level security network at each of its plants. It consists of an outer ring of physical security, including a fence; an electronic security ring, including sensors; and an inner ring of security management that includes control rooms, as well as operating procedures to deal with evolving threats. All security personnel are guided by the police Limited assurance procedures M&M Sector specific DMA performed for ICL’s Security Policy, security division. “Emergency Preparedness” as described in the report, only. 2016140 ICL Corporate Responsibility

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report SECuRITy Responding to Information Security and Cyber Threats The company has taken many steps in recent years in response to the steady increase in the number and severity of security and cyber threats. It is implementing a program to protect the Company’s IT and ICS (industrial control systems). This program includes separating information networks from computerized process networks, physical protection of computer rooms, servers and terminals and employee training. IT security personnel have been appointed, an integrated approach for addressing the issue has been formulated and work plans have been prepared and implemented globally. In addition, risk surveys were performed at all plants in Israel and at several plants located in other countries. These activities are managed and controlled by ICL’s CISO (Chief Information Security Officer) and ICL’s global CIO. Quantitative goals have been established for implementing a multi-year work plan to advance this subject and to adapt the Company’s operations to numerous threats. M&M Sector specific DMA “Emergency Preparedness” ICL Corporate Responsibility Report 2016141

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL aims to be a significant engine for growth and to help Principle Goals develop the communities in which it operates. By initiating and investing in community processes and projects, Create shared value with stakeholders and maintain together with employees and local residents, organizations “Social License to Operate” in targeted communities. and leaders, ICL works to be a positive force both in Israel Develop operational model, including employee and around the world. volunteer framework, in order to create partnerships Our charitable contributions in 2016 totaled approximately with communities in which ICL operates. $5 million (approximately NIS 19.2 million). Empower disadvantaged populations. This amount does not include numerous hours of work Empower and develop local leadership by working that ICL employees devoted as volunteers, partly at the with “change agents” within communities, in order to expense of their work hours. further develop ICL’s social circles of influence. Promote synergy between projects and activities, with an emphasis on ICL’s flagship projects. Promote innovation in the field of chemistry and CoMMunITIES its various components, i.e. knowledge, learning, EnGaGInG ouR leadership development and human excellence. ICL in the Community: Limited assurance procedures G4-DMA performed for ICL’s 2016 Charitable Contributions amount, as described in the report, only. 2016142 ICL Corporate Responsibility

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ISRaEL Community Innovation Thinking Doing: Community - 8200 Social Program Environmental Ventures Accelerator program for social-technological ventures, ICL, along with the ‘Community-Environment & Society’ created with the goal of harnessing the human capital firm, is leading the establishment of community/ of the IDF’s 8200 unit alumni and invest it in Israeli environmental ventures in communities across the Society. ICL supports this project in its quest to promote Negen in order to create an active and independent technological solutions for social challenges. Community Engagement community that promotes society and the environment. World Wide ICL contributes both money and employees’ work hours to these various community projects. Education Taasiyeda (‘Industry Knowledge’) ICL works in conjunction with Israel’s Manufacturers Association to G4-SO1 promote the study of industrial and environmental subjects in schools across the Negev region, through the Tassiyeda program. ICL Corporate Responsibility Report 2016 143

 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report aMERICaS - uSa Community United Way The St. Louis office largest community engagement each year is the support of the ‘United Way’ of the Greater St. Environment Louis Region. ICL launched the ‘United Way’ campaign to Arbor Day Foundation support over 170 not-for-profit agencies in the St. Louis, Employees Missouri metro area. These agencies positively impact the volunteered time and the company contributed to the lives of thousands by addressing issues of fighting poverty, Arbor Day Foundation. ICL contributed to planting over hunger, homelessness, education, health issues and many 1,000 trees in U.S. National Forests. more. EuRoPE - GERMany Emergency Services Fire-Brigade ICL Ladenburg has always been involved with on- site voluntary fire-brigade operated by the various companies at the local industrial park and employees are serving as voluntary first-aid attendants. This G4-SO1 fire-fighting force cooperates closely with Ladenburg’s local voluntary fire-brigade.

 144 ICL Corporate Responsibility Report 2016 Letter from the Corporate Governance & Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report EuRoPE - SPaIn Education & Innovation Health & Community Talent Empresa AMPANS Foundation ICL Iberia is collaborating with the Talent Empresa ICL Iberia has once again renewed its commitment to the initiative, together with the Department of Education important work of AMPANS in Central Catalonia (this of Catalonia, the Chamber of Manresa, and Althaia foundation is devoted to attending to people with mental Foundation to help young entrepreneurs from the field disabilities), by renewing its financial contribution to the of vocational training in entrepreneurship projects. foundation, as well as by commissioning specific projects and work from its Special Employment Centre (CEE in Catalan). Education Lab 0-6 ICL Iberia signed a cooperation agreement between the University of Central Catalonia (FUB) and the ICL Lab 0-6 G4-SO1 pedagogical project created to introduce science to children between 0 and 6 years. ICL Corporate Responsibility Report 2016145

 Letter from the Corporate Governance & Environmental Social About the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report aBout the report

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

ABOUT THIS REPORT

G4-13, G4-17, G4-18, G4-20, G4-21, G4-23, G4-28, G4-30, G4-31, G4-32

ICL's Corporate Responsibility Report describes the Company's approach to sustainability and the actions it has taken during 2016 to advance responsible and sustainable business practices. In all cases, data relates to the 2016 calendar year unless otherwise stated. For several of the indicators, data from previous years is presented as a baseline for comparison.

The report covers all of ICL's global operations. The quantitative information in this report relates to ICL's two segments: Essential Minerals Segment and Specialty Solutions Segment. The report includes (among else) information about a significant joint venture (YPH). A list of entities included in this report can be found in the Organizational Structure diagram - as found in ICL's 2016 Annual Report available on the Company's website (see "C. Organizational Structure", page 100 or Note 26 - Group Entities). Some significant changes have occurred during the reporting period with regard to its scope or boundaries. Several companies have been sold and their data is not included in the 2016 report, but these sales have not had a significant impact on the scope. Other than that, a major joint venture with a Chinese company, YPH, was finalized at the end of 2015, of which only basic information was reported in the 2015 report. This year, data regarding the YPH JV is included in the report. This is a significant change and have caused changes in trends in several environmental KPI's.

In October 2016, ICL decided to discontinue the investment in the Allana project in Ethiopia, in view of the Ethiopian government's failure to provide the necessary infrastructure and regulatory framework for the Project. ICL intends to focus our growth on our key existing operating assets.

During 2015 a strike broke out in the ICL Dead Sea and ICL Neot Hovav sites. For a few months the workers of several major companies in Israel were on strike and production almost ceased completely. This had an effect on a couple of the indicators regarding safety (such as number of accidents) as well as environmental performance. The increase seen this is year (2016) in some of those indicators is due to the return to normal production rates following last year's strike.

Information was collected internally by the Company's headquarters, relevant departments and ICL's Centers of Excellence, with expertise related to the environment, human resources, safety, CR and more. Environment and social data was collected from dozens of ICL's sites located worldwide. We keep on trying to further deepen our reporting transparency and expand the data scope regarding regarding environment, safety, complaints and other fields.

This report was written in accordance with GRI's G4 Guidelines 'in accordance' option Core, and reports are in line with the principles for defining report content and quality. Additionally, the report addresses GRI's Mining and Metals Sector Guidance supplement. However, not all of the guidelines are applicable or appropriate to ICL's business, and they have been applied selectively to relate to the Company's mineral extraction activities.

ICL Corporate Responsibility Report 2016 147

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ABOUT THIS REPORT

The assurance was performed in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information and (ISAE) 3410, Assurance on Greenhouse Gas Statements, issued by the International Auditing and Assurance Standards Board

G4-20, G4-21, G4-22, G4-23, G4-13, G4-29, G4-30, G4-33

ICL selected the content for this report by prioritizing its material impact on sustainability following a process of evaluation by both internal and external stakeholders done in 2015.

ICL personnel, including ICL senior executives, were interviewed for the purpose of gathering and verifying data processes for this report. The highlights in the report and its structure are based on the diverse composition of ICL's stakeholders. ICL includes its primary impact on a corporate level, as well as through greater levels of detail so that the report is relevant for as many stakeholders as possible. All aspects addressed in this report are material within the organization. Where the issue has been identified as relevant within the organization it applies across all entities of ICL's business.

In order to maintain consistency with the Company's various international reporting standards, all information collected from ICL's sites around the world, including Israeli sites, are presented in this report using international protocols (e.g. CDP, GRI) which ICL has used for the last few years. The information reported is a result of direct analysis of the issues under discussion and calculations when required (unless otherwise noted). Corrections have been made in some of the health and safety indicators due to changes in status of some of the incidents as well as a mistakes found in the data. Minor corrections were made in the non-hazardous waste data as well.

This is the sixth successive year ICL has published a full GRI report and the second year that it is reporting using GRI's updated GRI G4 Guidelines. ICL's most recent previous report was for 2015 and was published in mid-2016. As ICL progressed through its second year of reporting using this framework, the Company strengthened its data collecting and reporting practices, becoming more efficient in these systems throughout its operations.

ICL recognizes the importance of the periodic reporting process and of the transparency required in its activities.

The Company is undergoing a comprehensive process of upgrading its relevant data gathering, reporting, and accountability and transparency mechanisms of all relevant corporate responsibility activities.

ICL attributes great importance to the assurance process, which constitutes a significant component of data and information transparency. In order to meet this challenge, the Company has engaged in a gradual assurance process which includes internal preparation and execution of an assurance process, respectively. Limited assurance regarding the specified parts of the report was performed by KPMG Somekh Chaikin (see pages 5-7). The assurance was performed in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information and (ISAE) 3410, Assurance on Greenhouse Gas Statements, issued by the International Auditing and Assurance Standards Board (IAASB).

148 ICL Corporate Responsibility Report 2016

Letter from the Corporate Governance & Environmental Social about the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report abouT THIS That standard emphasizes the need for comprehensive The Company is determined to continue expanding the procedures for evidence gathering processes and assurer scope of its assurance, as part of a gradual process of REPoRT independence, and outlines the steps to be followed developing its corporate responsibility reporting. The and conditions to be met by auditors who provide company intends to seek external assurance of all material assurance on behavior, processes or information. This aspects of the report, globally in the coming years. year the process was expanded to include production sites in ICL Americas. It also issued examination of processes, environmental and other, that are core to the organization’s activities and reporting. GRI G4 Content Index ICL 2016 Corporate Responsibility Report GRI G4 Guidelines ‘In accordance’ option Core Mining & Metals sector disclosures, where applicable G4-32 ICL Corporate Responsibility Report 2016149

Letter from the Corporate Governance & Environmental Social About the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report General Standard Disclosures General Standard Disclosures Page Strategy and analysis G4-1 10-11 G4-2 22-27, 28, 35, ICL 2015 CR Report p.69 Organizational Profile G4-3 14 G4-4 15, 18-19 G4-5 20 G4-6 20 G4-7 14 G4-8 18-20 G4-9 14, 16-17, 20 G4-10 126-127 G4-11 126 G4-12 15, 54 G4-13 108, 147-148 G4-14 35 G4-15 43 G4-16 43 2016150 ICL Corporate Responsibility

 Letter from the Corporate Governance & Environmental Social about the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report General Standard Disclosures Page Identified Material Aspects and Boundaries G4-17 ICL 2016 Annual Report Pp.102-106 G4-18 28, 30, ICL 2015 Corporate Responsibility Report Pp.34-36, 38 G4-19 30 G4-20 147-148 G4-21 147-148 G4-22 148 G4-23 147-148 Stakeholder Engagement G4-24 44, ICL 2014 CR Report p.183 G4-25 44 G4-26 44 G4-27 44 Report Profile G4-28 147 G4-29 148 G4-30 147-148 G4-31 158 ICL Corporate Responsibility Report 2016151

 Letter from the Corporate Governance & Environmental Social About the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report General Standard Disclosures Page G4-32 5-7, 149 G4-33 5-7, 148 Governance G4-34 36-37, ICL 2016 Annual Report p.108 G4-36 34, 36 G4-38 37, ICL 2016 Annual Report Item 6 – A. Directors and Officers G4-39 36 G4-41 39-41 G4-42 36, ICL 2016 Annual Report Pp. 207-208 G4-43 36 G4-48 36 G4-51 ICL 2016 Annual Report Item 6 – B. Compensation Ethics and Integrity G4-56 38, http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2017/03/EthicCode_Eng_030914_Press2.pdf G4-57 41-42 G4-58 41-42 2016152 ICL Corporate Responsibility

 Letter from the Corporate Governance & Environmental Social about the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report Specific Standard Disclosures Material Aspects DMA and Indicators Page Omissions Category: Economic Economic Performance G4-DMA 18-19 G4-EC1 46-47 G4-EC2 http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/ sites/1004/2017/10/Climate-Change-2016-Information-Request-ICL.pdf Indirect Economic Impacts G4-DMA 48 G4-EC7 57 G4-EC8 48-49 Category: Environmental Materials G4-DMA 54, 68 G4-EN1 55, 58, 60, 62, 66 Energy G4-DMA 85 G4-EN3 109-110 G4-EN5 111 Water G4-DMA 55-56, 118 G4-EN8 55-56, 118-119 G4-EN9 55-56 Biodiversity G4-DMA 68 G4-EN11 69 G4-EN13 70-71 G4-EN14 73 MM1 70 ICL Corporate Responsibility Report 2016153

 Letter from the Corporate Governance & Environmental Social About the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report Material Aspects DMA and Indicators Page Omissions Emissions G4-DMA 112, 114 G4-EN15 112-113 G4-EN16 113 G4-EN17 113 G4-EN19 112 G4-EN21 114-115 Effluents and Waste G4-DMA 51-53, 120 G4-EN23 121 G4-EN25 122 Products and Services G4-DMA 94, 100 G4-EN27 104-105 Compliance G4-DMA 51, 100 G4-EN29 Consolidated Financial Statement (2016), Note 20 – c. Contingent liabilities (1) Transport G4-DMA 90-91 G4-EN30 90, 92 Overall G4-DMA 51 G4-EN31 51 2016154 ICL Corporate Responsibility

 Letter from the Corporate Governance & Environmental Social about the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report Material Aspects DMA and Indicators Page Omissions Category: Social Sub-category: Labor Practices and decent Work Occupational Health and Safety G4-DMA 134-135, 137 G4-LA6 134,136 G4-LA7 137 G4-LA8 137 Training and Education G4-DMA 128-130 G4-LA10 128-130 Diversity and Equal Opportunity G4-DMA 132 G4-LA12 37, 127 Labor Practices Grievance Mechanisms G4-DMA 38, 41, 126 G4-LA16 41 MM4 No strikes ICL Corporate Responsibility Report 2016155

 Letter from the Corporate Governance & Environmental Social About the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report Material Aspects DMA and Indicators Page Omissions Sub-category: Human Rights Non-discrimination G4-DMA 133 G4-HR3 41 Freedom of Association and Collective Bargaining G4-DMA 38, 126 G4-HR4 126 Child Labor G4-DMA 133 G4-HR5 126 Forced or Compulsory Labor G4-DMA 133 G4-HR6 126 Human Rights Grievance Mechanisms G4-DMA 38 G4-HR12 41 Sub-category: Society Local Communities G4-DMA 142 G4-SO1 143-145 MM6 65 MM7 65 Anti-corruption G4-DMA 33, 39 G4-SO3 39, 40 G4-SO4 39-42 2016156 ICL Corporate Responsibility

 Letter from the Corporate Governance & Environmental Social about the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report Material Aspects DMA and Indicators Page Omissions Public Policy G4-DMA 38-39 G4-SO6 41 Compliance G4-DMA 39-40 G4-SO8 Consolidated Financial Statement (2016), Note 20 – c. Contingent liabilities Emergency Preparedness (MM Sector specific Aspect) G4-DMA 140-141 Sub-category: Product Responsibility Customer Health and Safety G4-DMA 94, 100 G4-PR1 102-103, 104-105 Marketing Communications G4-DMA 100 G4-PR6 100 ICL Corporate Responsibility Report 2016157

 Letter from the Corporate Governance & Environmental Social About the Chairman and CEO Overview Economic Responsibility Responsibility Responsibility Report IMPoRTanT noTE To This document reflects the policy of Israel Chemicals Ltd. The document is updated as of its preparation date, as specified. We have done our ouR REadERS best to ensure that this document is true and accurate. However, as in any document, there may be generalizations, inaccuracies, errors or omissions. The complete and binding information for the public of Israel Chemicals Ltd. is published in its annual and quarterly reports. We will be pleased to answer questions and receive comments, suggestions or any response. Please contact: Mr. Tzachi Isaac Mor, ICL Global ERM & Sustainability Tzachi.Mor@icl-group.com For more information: G4-31 2016158 ICL Corporate Responsibility

Reporting: Assif Strategies Ltd. www.assifstrategies.com Design: Portnov-Mishan www.portnov-mishan.com Editing: David Kahn www.fisherkahn.co.il

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 8, 2017